                                                                  RULE 424(b)(4)
                                                              FILE NO: 333-23119



PROSPECTUS

                                 $120,000,000

                     [LOGO OF PIERCE LEAHY APPEARS HERE]

                               PIERCE LEAHY CORP.

                   9 1/8% SENIOR SUBORDINATED NOTES DUE 2007

                    INTEREST PAYABLE JANUARY 15 AND JULY 15

                                 ------------

  Pierce Leahy Corp. (the "Company") is offering (the "Notes Offering") $120,000,000 aggregate principal amount of its 9 1/8% Senior Subordinated Notes due 2007 (the "Notes"). The Notes are redeemable for cash at any time on or after July 15, 2002, at the option of the Company, in whole or in part, at the redemption prices set forth herein plus accrued and unpaid interest, if any, to the redemption date. In addition, the Company, at its option, may redeem in the aggregate up to 35% of the original principal amount of the Notes at any time and from time to time prior to July 15, 2000 at 109 1/8% of the aggregate principal amount so redeemed, plus accrued and unpaid interest thereon to the redemption date, with the Net Proceeds (as defined herein) of one or more Public Equity Offerings (as defined herein), provided that at least $78,000,000 of the principal amount of the Notes originally issued remain outstanding immediately after the occurrence of any such redemption. See "Description of the Notes--Optional Redemption."

  Upon a Change of Control (as defined herein), each holder of the Notes will have the right to require the repurchase of its Notes by the Company in cash at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. See "Description of the Notes."

  The Notes are general unsecured obligations of the Company, subordinate in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company and senior in right of payment to any subordinated indebtedness of the Company. The Notes rank pari passu in right of payment to all existing and future senior subordinated indebtedness of the Company. As of March 31, 1997, after giving pro forma effect to the 1997 Acquisitions and the Recent Acquisitions (each as defined herein), the Notes Offering and the Equity Offerings (as defined below) and the application of the net proceeds therefrom, the Company would have had $1.1 million of Senior Indebtedness outstanding and $130 million of indebtedness ranked pari passu with the Notes.

  Concurrently with the Notes Offering, the Company and certain shareholders of the Company are offering shares of the Company's Common Stock (the "Equity Offerings," and together with the Notes Offering, the "Offerings") by a separate prospectus. The consummation of the Notes Offering is conditioned upon the consummation of the Equity Offerings. The Offerings are expected to occur simultaneously.

  The Notes have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

  SEE "RISK FACTORS" COMMENCING ON PAGE 12 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE NOTES OFFERED HEREBY.

                                 ------------

THESE SECURITIES  HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES COMMISSION
   PASSED  UPON  THE   ACCURACY  OR   ADEQUACY  OF   THIS  PROSPECTUS.  ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                         UNDERWRITING
             PRICE TO   DISCOUNTS AND  PROCEEDS TO
            PUBLIC(1)   COMMISSIONS(2)  COMPANY(3)
---------------------------------------------------
Per Note       100%           3%           97%
---------------------------------------------------
Total(3)   $120,000,000   $3,600,000   $116,400,000

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Plus accrued interest, if any, from the date of issuance.
(2) For information regarding indemnification of the Underwriters, see "Underwriting."
(3) Before deducting expenses estimated at $460,000, all of which are payable by the Company.

                                 ------------

  The Notes are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that the Notes offered hereby will be available for delivery on or about July 7, 1997 at the office of Smith Barney Inc., 333 West 34th Street, New York, New York 10001.

                                 ------------

SMITH BARNEY INC.
                   CIBC WOOD GUNDY SECURITIES CORP.
                                                       PAINEWEBBER INCORPORATED

June 30, 1997

                          [OUTSIDE GATEFOLD ARTWORK]

        [Four color map of the United States and Canada with 45 plots indicating North American Coverage]

CERTAIN PERSONS PARTICIPATING IN THE NOTES OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING OVER-ALLOTTING, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                           [INSIDE GATEFOLD ARTWORK]

        [Four color collage of 12 photographs, together with an illustrated flow plan depicting the storage and retrieval process for a box]

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and financial statements contained elsewhere in this Prospectus. Except as otherwise indicated by the context, references to the "Company" include Pierce Leahy Corp. and its consolidated subsidiaries. Management is not aware of any definitive information about the size or nature of the North American records management market (vended and unvended, active and inactive). Estimates of such numbers and percentages contained in this Prospectus have been developed by the Company from internal sources and reflect the Company's current estimates; however, no assurance can be given regarding the accuracy of such estimates. Unless otherwise indicated, the information in this Prospectus assumes (i) no exercise by certain of the underwriters in the Equity Offerings of an over-allotment option granted by the Company to purchase additional shares of the Company's Common Stock in the Equity Offerings and (ii) gives effect to the Stock Recapitalization (as hereinafter defined) and the Offerings. In addition, unless otherwise indicated, the pro forma financial information regarding the Company in this Prospectus does not include the acquisition of Advanced File Storage Systems described under "Business--The 1997 Acquisitions" or the Recent Acquisitions described under "Business--Recent Acquisitions."

                                  THE COMPANY

  The Company is the largest archive records management company in North America, as measured by its 51 million cubic feet of records currently under management. The Company operates a total of 163 records management facilities of which 150 are in the United States, serving 59 markets, including the 16 largest U.S. markets. In addition, the Company operates 13 records management facilities in five of Canada's six largest markets.

  The Company is a full-service provider of records management and related services, enabling customers to outsource their data and records management functions. The Company offers storage for all major media, including paper (which has typically accounted for approximately 95% of the Company's storage revenues), computer tapes, optical discs, microfilm, video tapes and X-rays. In addition, the Company provides next day or same day records retrieval and delivery, allowing customers prompt access to all stored material. The Company also offers other data management services, including customer records management programs, imaging services and records management consulting services.

  The Company believes it is the most technologically advanced records management company in the industry by virtue of its Pierce Leahy User Solution(R) (PLUS(R)) computer system. The PLUS(R) system fully integrates the Company's records management, data retrieval and billing functions on a centralized basis through the use of proprietary, real-time software. The PLUS(R) system assists the Company in efficiently managing records in multiple locations for national and local customers, rapidly integrating acquisitions of records management companies and maintaining a low-cost operating structure. The Company serves a diversified group of over 22,000 customer accounts in a variety of industries such as financial services, manufacturing, transportation, healthcare and law. The Company's storage and related services are typically provided pursuant to contracts that include recurring monthly storage fees, which continue until such records are permanently removed (for which the Company charges a fee), and additional charges for services such as retrieval on a per unit basis.

  The Company's revenues and operating income before non-recurring charges (on a pro forma basis as defined herein) for the year ended December 31, 1996 were $167.8 million and $23.4 million, respectively. From 1992 to 1996, the Company's revenues and operating income before non-recurring charges grew at compound annual growth rates of 19.9% and 28.7%, respectively. The Company attributes this growth to the expansion of its business with new and existing customers, which has been primarily driven by the trend towards outsourcing of records management functions by companies and the ongoing consolidation of the fragmented records management industry. The Company has successfully acquired and integrated 26 companies from 1992 to 1996.

  The Company's growth strategy is to expand its business in new and existing markets through (i) targeting new customers, (ii) growing with existing customers and (iii) continuing its acquisition program. The Company has adopted the following approaches to pursue its growth objectives:

  . Targeting New Customers. The Company has a dual sales strategy focused on both larger, typically multi-location accounts and smaller accounts, with a dedicated sales force for each. The Company's sales and marketing force has increased from 41 persons at the end of 1995 to 72 persons currently. For large regional and national accounts, the Company believes its national presence, sophisticated systems and low-cost operating structure provide a competitive advantage. These organizations are increasingly outsourcing such noncore activities, which enables their management to focus on their core business and to reduce space requirements and records management costs. For smaller accounts, the Company combines the cost benefits of its centralized systems with quality local service. From 1992 to 1996, the average annual growth rate of cubic feet of storage from new customers was approximately 8%.

  . Growing with Existing Customers. The Company services its existing customers through both a centralized customer service organization and local client service representatives. Existing customers typically generate additional records annually which are stored with the Company. From 1992 to 1996, the average annual growth rate of cubic feet of storage from existing customers was approximately 6%.

  . Continuing Acquisition Program. The Company believes that the records management industry is highly fragmented and offers substantial opportunity for consolidation. The Company targets potential acquisitions both in the markets it already services and in new markets which it is not yet servicing. From 1992 to 1996, the Company successfully completed and integrated 26 acquisitions, totalling approximately 12.4 million cubic feet of records at the time of acquisition. Since January 1, 1997, the Company has completed eight acquisitions, totalling approximately 7.2 million cubic feet of records at the time of acquisition. As a result of its centralized organizational structure and the PLUS(R) system, the Company has been able to rapidly achieve significant economies of scale in its acquisitions. From 1992 to 1996, the average annual growth rate of cubic feet of storage from acquisitions was approximately 10%. See "Business-- Acquisition and Growth Strategy."

  The Company's growth strategy is supported by an operating strategy which emphasizes providing premium standardized services while maintaining a low-cost operating structure. As a result, the Company's operating income before non-recurring charges as a percentage of total revenues increased from 13.3% in 1992 to 17.7% in 1996. The Company expects to continue its growth and enhance its position by implementing its strategy based on the following elements:

  .  Using Sophisticated Centralized Systems to Provide High Quality
     Service. In tandem with the Company's centralized customer service organization and local field support personnel, the Company utilizes its PLUS(R) system to provide a high and consistent level of service (24 hours a day, seven days a week) to its customers on a national and local basis, including providing its customers with real-time access to the database. Although PLUS(R) is centralized, the system permits local management flexibility through a variety of pre-programmed options to customize the system and enhance its utility to different types of customers.

  . Maintaining its Position as a Low-Cost Provider through Economies of Scale. The Company strives to remain a low-cost operator through achieving economies of scale in labor, real estate, transportation, computer systems and administrative expenses. The PLUS(R) system allows the Company to enhance the efficiency of its facilities while reducing fixed and operating costs. This system eliminates the need to designate permanent locations for an individual customer's records within a facility by using sophisticated bar-coding technology which enables records to be stored wherever space is available and to be positioned within the Company's facilities based on retrieval frequency, thereby reducing labor costs. PLUS(R) is similarly valuable in helping to achieve cost savings in acquisitions.

                        THE RECORDS MANAGEMENT INDUSTRY

  According to a 1994 study by the Association of Commercial Record Centers (the "ACRC"), an industry trade group with over 500 members, approximately 2,800 companies offer records storage and related services in North America. The Company believes that only 25% of the potential market outsources its records management functions and that approximately 75% is still "unvended," or internally managed. The Company estimates that the North American vended records management industry generates annual revenues in excess of $1.0 billion. Management believes that the industry is highly fragmented, with most industry participants operating on a regional or local basis.

  Saved documents, or records, generally fall into two categories: active and inactive. Active records refer to information that is frequently referenced and usually stored on-site by the originator. Inactive records are not needed for frequent access, but must be retained for future reference, legal requirements or regulatory compliance. Inactive records, which the Company estimates comprise approximately 80% of all records, are the principal focus of the records management industry.

  The Company believes that the records management industry is characterized by the following trends:

  . Industry Consolidation. The records management industry is undergoing a period of consolidation as larger, better capitalized industry participants acquire smaller regional or local participants. Management believes that consolidation is primarily driven by the needs of large customers for fully integrated coverage and the ability to realize economies of scale, especially with respect to labor, real estate, transportation, computer systems and administrative expenses. Industry consolidation also provides private owners of smaller records management companies the ability to obtain liquidity.

  . Movement Towards Outsourcing. Outsourcing of internal records management functions represents the largest single source of new business for records management companies. The Company believes that as more organizations become aware of the advantages of professional records management, such as net cost reductions and enhanced levels of service, the records management industry will continue to gain a growing portion of the unvended segment. The Company also believes that the establishment of national providers with well-known brand names will help to accelerate this trend.

  . Increasing Production of Paper. Increasingly widespread technologies such as facsimiles, copiers, personal computers, laser printers and advanced software packages have enabled organizations to create, copy and distribute documents more easily and broadly. In spite of new "paperless" technologies (including the Internet and "e-mail"), information remains predominantly paper based. Additionally, the cost of storing records on paper is currently less expensive than the cost of converting paper records to, and storing on, other media (e.g., computer media, imaging, microfilm, CD-Rom and optical disc).

  . Expanded Record Keeping Needs. While technology has augmented the growth of paper generation, several external forces and concerns have played an important role in organizations' decisions to store and retain access to records. For example, the continued growth of regulatory requirements and the proliferation of litigation has resulted in increased volumes and lengthened holding periods of documents. Retained records are also remaining in storage for extended periods of time because the process of determining which records to destroy is time consuming and often more costly in the short-term than continued storage.

                                  ACQUISITIONS

  Since January 1997, the Company has acquired eight records management companies, adding an aggregate of 7.2 million cubic feet of records (an increase of approximately 18% from December 31, 1996) at the time of acquisition, including the acquisition of Records Management Services, Inc. ("RMS") on April 2, 1997 and two acquisitions since May 1997 (collectively, excluding the two most recent acquisitions, the "1997 Acquisitions"). The acquisition of RMS added 5.2 million cubic feet of records in eight cities, of which three were in new markets for the Company and five were in existing markets. The two acquisitions completed since May 1997 are sometimes referred to herein as the "Recent Acquisitions."

  During 1996, the Company acquired 12 records management companies, adding an aggregate of 6.9 million cubic feet of records at the time of acquisition, the majority of which were completed during the second half of 1996.

                              CONCURRENT OFFERING

  Concurrent with the Notes Offering, by separate prospectus, the Company and certain shareholders of the Company (the "Selling Shareholders") are offering an aggregate of 5,312,614 shares of Common Stock. The net proceeds to the Company from the sale of Common Stock by the Company are approximately $84.6 million ($94.1 million if the underwriters' over-allotment option is exercised in full). The Notes Offering is conditioned upon the consummation of the Equity Offerings.

                                  RISK FACTORS

  Prospective purchasers should consider carefully the information set forth under the caption "Risk Factors," and all other information set forth in this Prospectus, in evaluating the Notes offered hereby and the Company.

                               THE NOTES OFFERING

Issuer......................  Pierce Leahy Corp.

Securities Offered..........  $120,000,000 principal amount of 9 1/8% Senior
                              Subordinated Notes due 2007 (the "Notes").

Maturity Date...............  July 15, 2007.

Interest Rate...............  The Notes will bear interest at a rate of 9 1/8%
                              per annum.

Interest Payment Dates......  Interest will accrue on the Notes from the date of issuance (the "Issuance Date") and will be payable semiannually on each January 15 and July 15, commencing January 15, 1998.

Ranking.....................  The Notes will be general unsecured obligations of the Company subordinate in right of payment to all existing and future Senior Indebtedness of the Company and senior in right of payment to all subordinated indebtedness of the Company. The Notes will rank pari passu in right of payment with all existing and future senior subordinated indebtedness, including the Company's 11 1/8% Se-nior Subordinated Notes due 2006 (the "1996 Notes"). As of March 31, 1997, after giving pro forma effect to the 1997 Acquisitions, the Recent Acquisitions, the Offerings and the application of the net proceeds therefrom, the Company would have had $1.1 million of Senior Indebtedness out-standing and $130 million of indebtedness ranked pari passu with the Notes (consisting of the principal amount of the 1996 Notes). In addition, as of March 31, 1997, the Company's Canadian sub-sidiary had $2.8 million of outstanding indebted-ness which was structurally senior to the Notes (including trade payables).

Guarantees by Future          The Notes will be unconditionally guaranteed, on
Subsidiaries................  an unsecured senior subordinated basis, as to the payment of principal, premium, if any, and inter-est, jointly and severally (the "Guarantees"), by all future direct and indirect domestic Re-stricted Subsidiaries of the Company having ei-ther assets or shareholders' equity in excess of $5,000 (the "Guarantors"). Any such Guarantees will be subordinated to all Senior Indebtedness of the respective Guarantors. No Guarantees will be effective on the date of issuance of the Notes. See "Description of the Notes--Certain
                              Covenants--Limitation on Creation of Subsidiar-ies." The Notes will be secured by a pledge of 65% of the capital stock of the Company's Cana-dian subsidiary, PLC Command (as defined herein).
                              The pledge will be subordinate to a pledge of such shares in favor of the lenders and the ad-ministrative agent under the Credit Facility and the holders of the 1996 Notes. See "Description of the Notes--General."

Mandatory Redemption........  There will be no mandatory redemption require-
                              ments with respect to the Notes.

Optional Redemption.........  The Notes will be redeemable at the option of the
                              Company, in whole or in part, at any time on or after July 15, 2002, at the redemption prices set forth herein, plus accrued and unpaid interest to the date of redemption. In addition, the Company, at its option, may redeem in the aggregate up to 35% of the original principal amount of the Notes at any time and from time to time prior to July 15, 2000 at a redemption price equal to 109 1/8% of the principal amount thereof plus accrued in-terest to the redemption date with the Net Pro-ceeds of one or more Public Equity Offerings, provided that at least $78 million principal amount of Notes issued remain outstanding immedi-ately after the occurrence of any such redemption and that any such redemption occurs within 90 days following the closing of any such Public Eq-uity Offering.

Change of Control...........  In the event of a Change of Control, the Company will be required to make an offer to purchase all outstanding Notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase. See "Descrip-tion of the Notes--Change of Control Offer." There can be no assurance that the Company will have sufficient funds or will be contractually permitted by outstanding Senior Indebtedness to pay the required purchase price for all Notes tendered by holders upon a Change of Control.

Asset Sale Proceeds.........  The Company will be obligated in certain in-
                              stances to make offers to repurchase the Notes at a purchase price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase with the net cash proceeds of certain asset sales. See "Description of the Notes--Certain Covenants-- Limitation on Certain Asset Sales."

Certain Covenants...........  The Indenture contains covenants for the benefit of the holders of the Notes that, among other things, restrict the ability of the Company and any Restricted Subsidiaries (as defined herein) to: (i) incur additional Indebtedness; (ii) pay dividends and make distributions; (iii) issue stock of subsidiaries; (iv) make certain invest-ments; (v) repurchase stock; (vi) create liens;
                              (vii) enter into transactions with affiliates;
                              (viii) enter into sale and leaseback transac-tions; (ix) merge or consolidate the Company or any Guarantors; and (x) transfer and sell assets. These covenants are subject to a number of impor-tant exceptions. See "Description of the Notes-- Certain Covenants."

Governing Law...............  The Notes and the Indenture are governed by the laws of the state of New York.

Use of Proceeds.............  The net proceeds from the Notes Offerings will be primarily used to repay outstanding borrowings under the Company's credit facility. The net pro-ceeds of the Equity Offerings will be primarily used to redeem a portion of the 1996 Notes. Any remaining proceeds of the Offerings will be used for general corporate purposes, including possi-ble acquisitions.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

  The following summary historical and pro forma financial data, insofar as it relates to each of the five years in the period ended December 31, 1996, has been derived from the audited Consolidated Financial Statements, including the consolidated balance sheets at December 31, 1995 and 1996 and the related consolidated statements of operations for each of the three years in the period ended December 31, 1996 and the notes thereto appearing elsewhere in this Prospectus. The summary historical and pro forma consolidated statements of operations and balance sheet data as of and for the three months ended March 31, 1997 and the summary historical statements of operations data for the three months ended March 31, 1996 have been derived from unaudited consolidated financial statements which, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of the unaudited interim period. Results for the three months ended March 31, 1997 are not necessarily indicative of results that may be expected for the entire year.

  The following summary pro forma statements of operations, other data and balance sheet give effect to, among other things, acquisitions completed in 1996, the 1997 Acquisitions (other than Advanced File Storage Systems ("AFSS")) (all such 1996 and 1997 acquisitions (other than AFSS), the "1996 and 1997 Acquisitions"), the termination of the Company's status as a Subchapter S corporation for income tax purposes and the impact of the Offerings, as if each of these items had occurred on January 1, 1996 or as of March 31, 1997 in the case of the balance sheet. The summary pro forma statements of operations and balance sheet do not reflect the acquisition of AFSS or the Recent Acquisitions, which are not significant.

  The pro forma items and certain management assumptions and adjustments are described in the accompanying notes hereto. This pro forma information is not necessarily indicative of the results that would have occurred had the 1996 and 1997 Acquisitions, the Subchapter S corporation termination and the Offerings been completed on the dates indicated or of the Company's actual or future results or financial position. The summary historical and pro forma consolidated statements of operations, other data and balance sheets should be read in conjunction with the information contained in the Company's Consolidated Financial Statements and the notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Historical and Pro Forma Consolidated Statements of Operations, Other Data and Balance Sheets" and "Pro Forma Financial Data" included elsewhere in this Prospectus.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

                                                                                               THREE MONTHS
                                       YEAR ENDED DECEMBER 31,                                ENDED MARCH 31,
                          ----------------------------------------------------------     ------------------------------
                                                                           PRO FORMA                          PRO FORMA
                           1992     1993     1994     1995      1996        1996(A)       1996     1997        1997(A)
                          -------  -------  -------  -------  --------     ---------     -------  -------     ---------
                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Revenues
 Storage................  $37,633  $42,122  $47,123  $55,501  $ 75,900     $ 98,885      $16,969  $23,322      $26,112
 Service and storage
  material sales........   25,202   31,266   35,513   39,895    53,848       68,953       12,730   16,910       18,519
                          -------  -------  -------  -------  --------     --------      -------  -------      -------
 Total revenues.........   62,835   73,388   82,636   95,396   129,748      167,838       29,699   40,232       44,631
Cost of sales, excluding
 depreciation and
 amortization...........   39,702   45,391   49,402   55,616    73,870       93,299       17,406   22,298       24,948
Selling, general and
 administrative.........    9,012   11,977   15,882   16,148    20,007       33,018        4,856    6,762        8,052
Depreciation and
 amortization...........    5,734    6,888    8,436    8,163    12,869       18,169        2,572    4,214        4,808
Consulting payments to
 related parties(b).....      --       --       500      500       --           --           125      --           --
Non-recurring
 charges(c).............      --       --       --       --      3,254        3,254          --       --           --
Foreign currency
 translation............      --       --       --       --        --           --           --       182          182
                          -------  -------  -------  -------  --------     --------      -------  -------      -------
 Operating income.......    8,387    9,132    8,416   14,969    19,748       20,098        4,740    6,776        6,641
Interest expense........    6,388    6,160    7,216    9,622    17,225       27,072        2,846    6,712        6,768
                          -------  -------  -------  -------  --------     --------      -------  -------      -------
 Income (loss) before
  income taxes and
  extraordinary charge..    1,999    2,972    1,200    5,347     2,523       (6,974)       1,894       64         (127)
Income taxes............      --       --       --       --        --        (1,048)(d)      --       --           357 (d)
Extraordinary
 charge(e)..............      --     9,174    5,991    3,279     2,015          --           --       --           --
                          -------  -------  -------  -------  --------     --------      -------  -------      -------
Net income (loss).......    1,999   (6,202)  (4,791)   2,068       508       (5,926)       1,894       64         (484)
Accretion (cancellation)
 of redeemable
 warrants...............      --      (746)      16      889     1,561          --         1,561      --           --
                          -------  -------  -------  -------  --------     --------      -------  -------      -------
Net income (loss)
 applicable to Common
 shareholders...........  $ 1,999  $(5,456) $(4,807) $ 1,179  $ (1,053)    $ (5,926)     $   333  $    64      $  (484)
                          =======  =======  =======  =======  ========     ========      =======  =======      =======
Pro forma data
 (unaudited):
 Pro forma adjustment
  for income taxes
  excluding
  extraordinary charge..                                      $  1,659 (d)                        $   291 (d)
 Historical income
  (loss) before
  extraordinary charge,
  as adjusted for pro
  forma income taxes....                                      $    864                            $  (227)
 Historical income
  (loss) before
  extraordinary charge
  per Common share, as
  adjusted for pro forma
  income taxes..........                                      $    .08 (f)                        $  (.02)(f)
 Historical net loss
  applicable to Common
  shareholders, as
  adjusted for pro forma
  income taxes..........                                      $ (1,958)                           $  (227)
 Historical net loss
  applicable to Common
  shareholders per
  Common share, as
  adjusted for pro forma
  income taxes..........                                      $   (.18)(f)                        $  (.02)(f)
 Shares used in
  computing per share
  amounts...............                                        10,614                             10,552
 Pro forma net loss
  applicable to Common
  shareholders per
  Common share..........                                                   $   (.56)(g)                        $  (.05)(g)
 Pro forma shares used
  in computing per share
  amount................                                                     10,614                             10,552
OTHER DATA:
Total revenue growth
 rate...................     12.9%    16.8%    12.6%    15.4%     36.0%        75.9%        33.6%    35.5%        50.3%
Operating income (before
 non-recurring charges)
 margin.................     13.3%    12.4%    10.2%    15.7%     17.7%        13.9%        16.0%    16.8%        14.9%
EBITDA(h)...............  $14,121  $16,020  $17,352  $23,632  $ 35,871     $ 41,521      $ 7,437  $11,172      $11,631
EBITDA, as adjusted(i)..      --       --       --       --        --      $ 52,342          --       --       $13,642
EBITDA margin...........     22.5%    21.8%    21.0%    24.8%     27.6%        24.7%        25.0%    27.8%        26.1%
EBITDA, as adjusted
 margin.................      --       --       --       --        --          31.2%         --       --          30.6%
Cash interest expense...  $ 5,990  $ 5,324  $ 6,148  $ 9,089  $ 16,709     $ 26,069      $ 2,735  $ 6,479      $ 6,517
Capital
 expenditures(j)........  $ 5,565  $ 5,827  $ 6,352  $16,288  $ 23,493          --       $ 3,553  $10,794          --
Cubic feet of storage
 under management at end
 of period (000s).......   16,248   19,025   22,160   29,523    40,410       47,091 (l)   31,088   43,354       48,526 (l)
Ratio of earnings to
 fixed charges(k).......     1.21x    1.30x    1.11x    1.37x     1.11x         --          1.08x    1.01x         --
Ratio of EBITDA, as
 adjusted to cash
 interest expense.......      --       --       --       --        --          2.01x         --       --          2.09x

                                          MARCH 31, 1997
                              ----------------------------------------
                                              PRO FORMA
                                               FOR THE          PRO
                               ACTUAL   ACQUISITION OF RMS(M) FORMA(N)
                              --------  --------------------- --------
                                          (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Working capital (deficit).... $ (6,778)       $ (6,363)       $ 11,226
Total assets.................  266,462         330,921         349,595
Total long-term debt.........  254,170         316,170         254,270
Shareholders' equity
 (deficit)...................  (25,394)        (25,394)         46,580

            NOTES TO SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

(a) Gives effect to the (i) 1996 and 1997 Acquisitions, (ii) termination of the Company's status as a Subchapter S corporation and (iii) impact of the Offerings, as if each of these items had occurred on January 1, 1996. See "Pro Forma Financial Data" and Note 2 of the Notes to Consolidated Financial Statements. The pro forma statements of operations and balance sheet do not reflect the acquisition of AFSS or the Recent Acquisitions, which are not significant. The Company will record a deferred income tax provision of approximately $6,600 in connection with termination of the Company's status as a Subchapter S corporation for the tax effect of differences in the basis of assets and liabilities for financial reporting and income tax purposes. This deferred income tax provision has not been reflected in the Pro Forma Condensed Consolidated Statement of Operations. Also not reflected in the Pro Forma Condensed Consolidated Statement of Operations is the extraordinary charge for the early extinguishment of a portion of the 1996 Notes that will occur in the quarter in which the redemption occurs (see (e) below) and an unusual charge of approximately $1,752 (pretax), or $.07 per share, for the write-off of the estimated unamortized compensation expense associated with options granted on January 1, 1997, due to the acceleration of vesting upon the completion of the Offerings.

(b) Represents aggregate payments made to eight Pierce family members.

(c) Represents non-recurring charges in 1996 of $2,764 paid to a related party partnership to assume the partnership's position in certain leases with third parties and of $490 for the establishment of an annual pension for Leo W. Pierce, Sr. and his spouse.

(d) The Company has historically been taxed as a Subchapter S corporation. Such status was terminated in connection with the Equity Offerings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 2 of Notes to Consolidated Financial Statements.

(e) Represents loss on early extinguishment of debt due to refinancings in 1993, 1994, 1995 and 1996. Amounts include write-off of unamortized deferred financing costs and discount, along with prepayment penalties and other costs. A similar charge for the early extinguishment of a portion of the 1996 Notes of approximately $9,975 (pretax), or $.39 per share, will occur in the quarter in which the redemption occurs. Such charge has not been reflected in the Pro Forma Condensed Consolidated Statement of Operations. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(f) See Note 2 of Notes to Consolidated Financial Statements for information concerning the computation of historical net loss per share as adjusted for pro forma income taxes. Excluding the non-recurring charges incurred in 1996, pro forma net income and net income per share as adjusted for income taxes would have been $27 and $0, respectively.

(g) Excluding $10,821 and $2,011 of operating expenses included in the pro forma statements of operations for 1996 and for the three months ended March 31, 1997, respectively, specifically identified by management that would not have been incurred had the 1996 and 1997 Acquisitions occurred as of January 1, 1996 and had such cost savings been fully implemented as of such date, and excluding the non-recurring charges incurred in 1996, pro forma net income and net income per share would have been $2,660 and $.24, respectively, in 1996 and $743 and $.07 for the three months ended March 31, 1997.

(h) "EBITDA" is defined as net income (loss) before interest expense, taxes, depreciation and amortization, consulting payments to related parties, non-recurring charges, foreign currency translation, and extraordinary charge. EBITDA is not a measure of performance under GAAP. While EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance GAAP, or as a measure of profitability or liquidity, management understands that EBITDA is customarily used as a criteria in evaluating records management companies. Moreover, substantially all of the Company's financing agreements, including the Notes (as hereinafter defined), contain covenants in which EBITDA is used as a measure of financial performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of other measures of performance determined in accordance with GAAP and the Company's sources and applications of cash flows.

(i) EBITDA, as adjusted is defined as EBITDA plus $10,821 and $2,011 of operating expenses included in the pro forma statements of operations in 1996 and for the three months ended March 31, 1997, respectively, specifically identified by management that would not have been incurred had the 1996 and 1997 Acquisitions occurred as of January 1, 1996 and such cost savings been fully implemented as of such date. See Note (b) of Notes to Pro Forma Condensed Consolidated Statement of Operations. Management expects to realize additional cost savings beyond the $10,821 and $2,011 specifically identified.

(j) Capital expenditures for 1996 are comprised of $11.0 million for new shelving, $4.0 million for leasehold and building improvements, $3.8 million for new facility purchases and related improvements, $2.9 million for data processing and $1.8 million for the purchase of transportation, warehouse and office equipment. Of the total 1996 capital expenditures, management estimates that approximately $2.5 million was for upgrading and restructuring of existing facilities to accommodate growth or for maintenance capital expenditures. The 1996 capital expenditures do not include $11.0 million paid for real estate and other assets acquired from related parties (see Note 10 of Notes to Consolidated Financial Statements).

(k) The pro forma earnings for the year ended December 31, 1996 and the three months ended March 31, 1997 were inadequate to cover fixed charges by $6,974 and $127, respectively.

(l) The pro forma cubic feet of storage as of December 31, 1996 and March 31, 1997, respectively, includes cubic feet of storage from the 1997 Acquisitions completed since such date (excluding AFSS).

(m) Gives effect to the acquisition of RMS as if it had occurred on March 31, 1997. See "Pro Forma Financial Data," and "Use of Proceeds."

(n) Gives effect to the (i) acquisition of RMS, (ii) termination of the Company's Subchapter S corporation status and (iii) impact of the Offerings, as if each of these items had occurred on March 31, 1997. See "Pro Forma Financial Data," "Use of Proceeds" and Note 2 to Notes to Consolidated Financial Statements.

                                 RISK FACTORS

  Prospective purchasers of the Notes should consider carefully the following risk factors, in addition to the other information set forth in this Prospectus, before making an investment.

HIGH LEVEL OF INDEBTEDNESS AND LEVERAGE; ABILITY TO SERVICE DEBT

  As of March 31, 1997, on a pro forma basis after giving effect to the 1997 Acquisitions completed after such date, the Recent Acquisitions, the Offerings and the estimated use of the net proceeds therefrom, the Company's consolidated indebtedness would have been approximately $262.4 million and its shareholders' equity would have been $46.6 million. This level of indebtedness will have important consequences to holders of the Notes, including: (i) a substantial part of the Company's anticipated cash flow from operations will be required for the payment of principal and interest; (ii) the Company's ability to obtain additional financing in the future may be limited; (iii) the Company's leveraged position and covenants contained in the Notes and the 1996 Notes and the Credit Facility (as defined herein) (or any replacement thereof) could limit its ability to expand and make capital improvements and acquisitions; and (iv) the Company's level of indebtedness could make it more vulnerable to economic downturns, limit its ability to withstand competitive pressures, and limit its flexibility in reacting to changes in its industry and economic conditions generally. See "Description of Certain Indebtedness."

  The Company's ability to meet its debt service obligations will be dependent upon its future operating performance (including the performance of any acquired businesses), debt levels and financial results which, in turn, will be subject to general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control. Although management believes that the Company's cash flow from operations and available borrowings under the Credit Facility will be sufficient to meet its anticipated requirements for capital expenditures, working capital and future debt service requirements, there can be no assurance that the Company will generate cash flows at levels sufficient to meet these requirements. To the extent that the Company's existing resources and future earnings are insufficient to fund the Company's activities or to repay indebtedness, the Company may need to raise additional funds through public or private financings. There can be no assurance that such additional financing would be available on acceptable terms or at all.

SUBORDINATION OF THE NOTES; NO GUARANTEES

  The Notes will be subordinated in right of payment to all existing and future Senior Indebtedness of the Company and will be ranked pari passu in right of payment with existing and future senior subordinated indebtedness. As of March 31, 1997, after giving pro forma effect to the 1997 Acquisitions completed after such date, the Recent Acquisitions, the Offerings and the application of the net proceeds therefrom, the Company would have had $1.1 million of Senior Indebtedness outstanding and $130 million of indebtedness ranked pari passu with the Notes (consisting of the principal amount of the 1996 Notes). The Notes will also be structurally subordinated to all existing and future liabilities of the Company's subsidiaries, other than non-Senior Indebtedness of any subsidiaries of the Company that may in the future become Guarantors. Substantially all of the Company's assets (including a portion of the stock of the Company's Canadian subsidiary) are pledged to secure the Company's obligations under the Credit Facility. As of March 31, 1997, the Company's Canadian subsidiary had $2.8 million of outstanding indebtedness which is structurally senior to the Notes (including trade payables). In addition, under the Indenture (as defined herein), provided certain incurrence tests are met, the Company will be able to incur additional indebtedness, including Senior Indebtedness. In the event of a bankruptcy, liquidation or reorganization of the Company or in the event that any default in payment of, or the acceleration of, any debt occurs, holders of Senior Indebtedness will be entitled to payment in full from the proceeds of all assets of the Company prior to any payment of such proceeds to the holders of the Notes. In addition, the Company may not make any principal or interest payments in respect of the Notes if any payment default exists with respect to Senior Indebtedness or any other default on Designated Senior Indebtedness (as defined in the Indenture) occurs and the maturity of such indebtedness is accelerated, or in certain circumstances prior to such acceleration for a specified period of time, unless, in any case, such default has been cured or waived, any such acceleration has been rescinded or such indebtedness has been repaid in full. Consequently, there can be no assurance that the Company will have sufficient funds remaining after such payments to make payments to the holders of the Notes. See "Description of the Notes--Subordination" and "Description of the Notes-- Certain Covenants--Limitation on Additional Indebtedness."

  The Company's operations in Canada are conducted through a subsidiary in which the Company has a 99% equity interest. See "The Company." The Notes are obligations exclusively of the Company. The Canadian subsidiary is a separate and distinct legal entity which has not guaranteed the Notes. However, the Notes will be secured by a third priority pledge of a portion of the capital stock of such subsidiary. See "Description of the Notes--General." The subsidiary has no obligation, contingent or otherwise, to pay amounts due pursuant to the Notes or to make any funds available therefor. Moreover, the payment of dividends and the making of loan advances to the Company by its Canadian subsidiary is contingent upon the earnings of such subsidiary.

RISKS ASSOCIATED WITH ACQUISITIONS

  One of the Company's strategies is to acquire records management businesses that will complement its existing operations or provide it with an entree into areas it does not presently serve. There can be no assurance that the Company will be able to acquire or profitably manage additional acquisitions or successfully integrate them into the Company. Furthermore, certain risks are inherent in the Company's acquisition strategy, such as increasing leverage and debt service requirements, diversion of management time and attention, and combining disparate company cultures and facilities, which could adversely affect the Company's operating results. The success of any acquisition will depend in part on the Company's ability to integrate effectively the acquired records management business into the Company. See "Business--Acquisition and Growth Strategy."

  The size, timing and integration of possible future acquisitions may cause substantial fluctuations in operating results from quarter to quarter. As a result, operating results for any quarter may not be indicative of results that may be achieved for any subsequent quarter or for a full fiscal year. Further, there can be no assurance that acquisitions will not have an adverse effect on the Company's operating results, particularly in quarters immediately following the consummation of such transactions, while the operations of the acquired businesses are being integrated into the Company's operations. Once integrated, acquisitions may not achieve levels of net sales or profitability comparable to those achieved by the Company's existing operations, or otherwise perform as expected. In addition, earnings may be adversely affected by transaction-related expenses in the quarter in which an acquisition is consummated. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RESTRICTIVE DEBT COVENANTS

  The Credit Facility contains a number of covenants that, among other things, limit the Company's ability to incur additional indebtedness, pay dividends, prepay subordinated indebtedness, dispose of certain assets, create liens, make capital expenditures, make certain investments or acquisitions and otherwise restrict corporate activities. The Credit Facility also requires the Company to comply with certain financial ratios and tests, under which the Company will be required to achieve certain financial and operating results. The ability of the Company to comply with such provisions may be affected by events beyond its control. A breach of any of these covenants would result in a default under the Credit Facility. In the event of any such default, depending on the actions taken by the lenders under the Credit Facility, the Company could be prohibited from making any payments on the Notes. In addition, such lenders could elect to declare all amounts borrowed under the Credit Facility, together with accrued interest, to be due and payable. As a result of the priority and security afforded the Credit Facility, there can be no assurance that the Company would have sufficient assets to pay indebtedness then outstanding under the Credit Facility and the Notes. Any refinancing of the Credit Facility is likely to contain similar restrictive covenants. See "Description of Certain Indebtedness--The Credit Facility."

COMPETITION

  The Company faces competition from numerous competitors in all geographic areas where it operates. The Company believes that competition for customers is based on price, reputation for reliability, and quality and scope of service and technology. As a result of this competition, the records management industry has for the past several years experienced downward pricing pressures. Should a further downward trend in pricing occur or continue for an extended period of time, it could have a material adverse effect on the Company's results of operations. The Company also competes for acquisition candidates. Some of the Company's competitors possess greater financial and other resources than the Company. If any such competitor were to devote additional resources to the records storage business and/or such acquisition candidates or to focus its strategy on the Company's areas of operation, the Company's results of operations could be adversely affected.

  The Company also faces competition from the internal document handling capability of its current and potential customers. There can be no assurance that these organizations will outsource more of their document management needs or that they will not bring in-house some or all of the functions they currently outsource. See "Business--The Records Management Industry" and "Business--Competition."

ALTERNATIVE TECHNOLOGIES

  The substantial majority of the Company's revenues have been derived from the storage of paper documents and from related services. Such storage requires significant physical space. Alternative technologies for generating, capturing, managing, transmitting and storing information have been developed, many of which require significantly less space than paper. Such technologies currently include computer media, imaging, microfilming, audio/video tape, film, CD-Rom and optical disc. None of these technologies has replaced paper as the principal means for storing information. However, there can be no assurance that one or more non-paper-based technologies (whether now existing or developed in the future) may not in the future reduce or supplant the use of paper as a preferred medium, which could in turn adversely affect the Company's business.

CHANGE OF CONTROL

  In the event of a Change of Control, the Company will be required to offer to repurchase all of the outstanding Notes at 101% of the principal amount thereof plus any accrued and unpaid interest thereon to the date of the purchase. The 1996 Notes have a similar provision. A Change of Control under the Indenture will result in a default under the Credit Facility. The exercise by the holders of the Notes of their right to require the Company to repurchase the Notes upon a Change of Control could also cause a default under other indebtedness of the Company, even if the Change of Control itself does not, because of the financial effect of such repurchase on the Company. The Company's ability to pay cash to the holders of the Notes upon a repurchase may be limited by the Company's then existing financial resources. There can be no assurance that in the event of a Change of Control, the Company will have, or will have access to, sufficient funds or will be contractually permitted under the terms of outstanding indebtedness to pay the required purchase price for all Notes or 1996 Notes tendered by holders of Notes or 1996 Notes upon a Change of Control. See "Description of the Notes" and Description of Certain Indebtedness--The 1996 Notes" and "--The Credit Facility."

DEPENDENCE ON KEY PERSONNEL

  The Company's success depends, in part, upon the efforts, abilities and expertise of its executive officers and other key employees, including in particular, J. Peter Pierce, the Company's President and Chief Executive Officer. The Company has no employment contracts with any of its executive officers. There can be no assurance that the Company will be able to retain such officers, the loss of any of whom could have a material adverse effect upon the Company. See "Management."

CASUALTY

  The Company currently maintains and intends to continue to maintain, to the extent such insurance is available on commercially reasonable terms, comprehensive liability, fire, flood and earthquake (where appropriate) and extended coverage insurance with respect to the properties that it now owns or leases or that it may in the future own or lease, with customary limits and deductibles. Certain types of loss, however, may not be fully insurable on a cost-effective basis. In the future, should uninsured losses or damages occur, the Company could lose both its investment in and anticipated profits from the affected property and may continue to be obligated on any leasehold obligations, mortgage indebtedness or other obligations related to such property. As a result, any such material loss could materially adversely affect the Company. See "Business--Insurance."

ENVIRONMENTAL MATTERS

  As of June 1, 1997, the Company owned or leased approximately 10 million square feet of facilities. Under various federal, state, local and foreign environmental laws, regulations and ordinances ("environmental laws"), the Company's properties and operations may subject it to liability for the costs of investigation, removal or remediation of soil and groundwater, on or off-site, contaminated by hazardous substances and other contaminants or hazardous materials such as petroleum products ("hazardous materials"), as well as damages to natural resources. Certain such laws impose cleanup responsibility and liability without regard to whether the owner or operator of the real estate or business thereon knew of or was responsible for the contamination, and whether or not operations at the property have been discontinued or title to the property has been transferred. In addition, the presence of such materials, or the failure to properly remediate such property, may adversely affect the current property owner's or operator's ability to sell, rent or use such property or to borrow using such property as collateral. The owner or operator of contaminated property also may be subject to statutory and common law claims by third parties based on any damages and costs resulting from off-site migration of the contamination.

  Certain environmental laws govern the removal, encapsulation or disturbance of asbestos-containing materials ("ACMs") in buildings. Such laws may impose liability for improper handling and release of ACMs and third parties may seek to recover from owners or operators of real estate for personal injury associated with exposure to such materials. Certain facilities operated by the Company contain ACMs.

  Certain of the properties formerly or currently owned or operated by the Company were previously used for industrial or other purposes that involved the use or storage of hazardous materials or the generation and disposal of hazardous wastes, and the use of underground storage tanks ("USTs") for hazardous materials. The Company has from time to time conducted certain environmental investigations, and remedial activities have been performed, at certain of its former and current properties, but an in-depth environmental review of each of the properties and related operations has not been conducted by or on behalf of the Company. In connection with its former and current ownership or operation of certain properties and businesses, the Company may be subject to environmental liability as discussed above and as more specifically described under "Business--Environmental Matters."

  The Company has not received any written notice from any governmental authority or third party asserting, and is not otherwise aware of, any material environmental non-compliance, liability or claim relating to hazardous materials or otherwise under any environmental laws applicable to the Company in connection with any of its present or former properties or operations other than as described under "Business--Environmental Matters." However, no assurance can be given that there are no environmental conditions for which the Company might be liable in the future or that future regulatory action, or compliance with future environmental laws, will not require the Company to incur costs with respect to its properties or operations that could have a material adverse effect on the Company's financial condition or results of operations.

CONTROL BY EXISTING SHAREHOLDERS

  Prior to the Equity Offerings, all of the outstanding stock of the Company was owned by members of the Pierce family. Substantially all of the members of the Pierce family, who are expected to own approximately 61% of the shares of Common Stock outstanding after the Equity Offerings, have indicated their intention to enter into a ten-year voting trust agreement (the "Voting Trust Agreement") pursuant to which all of the shares subject to the Voting Trust Agreement will be voted at the direction of Leo W. Pierce, Sr. and J. Peter Pierce (the "Voting Trustees"). Consequently, the Voting Trustees will be able to elect the Company's directors, to determine the outcome of corporate actions requiring shareholder approval and otherwise to control the business affairs of the Company. See "Principal Shareholders--Voting Trust Agreement."

ABSENCE OF PUBLIC MARKET FOR THE NOTES

  Prior to the Notes Offering, there has been no public market for the Notes. There can be no assurance that any active public market for the Notes will develop or as to the price at which the Notes may trade from time to time. The absence of an active trading market for the Notes would adversely affect the liquidity of the Notes and could adversely affect the price at which the Notes may trade. See "Underwriting."

FORWARD-LOOKING STATEMENTS

  This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and is subject to the safe-harbor created by such sections. Such forward-looking statements concern the Company's operations, economic performance and financial condition, including in particular the 1997 Acquisitions and their integration into the Company's existing operations. Such statements involve known and unknown risks, uncertainties and other factors, including those identified under this "Risk Factors" section and elsewhere in this Prospectus that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions; changes in customer preferences; competition; changes in technology; the integration of any acquisitions; changes in business strategy; the indebtedness of the Company; quality of management, business abilities and judgment of the Company's personnel; the availability, terms and deployment of capital; and various other factors referenced in this Prospectus. See "Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." The forward-looking statements are made as of the date of this Prospectus, and the Company assumes no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements.

                                  THE COMPANY

  The Company was incorporated in Pennsylvania in March 1997 and is the successor by merger immediately preceding the Offerings to Pierce Leahy Corp. which was incorporated in New York in 1990 ("PLC"). From inception, PLC had an authorized capitalization consisting of two classes of Common Stock: Class A Common Stock which was voting and Class B Common Stock which was nonvoting. Immediately preceding the merger, PLC effected a stock split and recapitalization pursuant to which each outstanding share of Class A and Class B Common Stock was converted into shares of voting Common Stock. Immediately thereafter, PLC was redomesticated into Pennsylvania pursuant to the merger. Such transactions are collectively referred to herein as the "Stock Recapitalization."

  The Company's operations date to 1957 when its predecessor company, L.W. Pierce Co., Inc., was founded to provide filing systems and related equipment to companies in the Philadelphia area. L. W. Pierce Co., Inc. expanded primarily through internal growth until 1990 when it acquired Britannia Security Group, Inc. (doing business as Leahy Business Archives), which approximately doubled the size of the Company. PLC was formed at that time from the consolidation of the predecessor company with Leahy Business Archives.

  From its incorporation in 1990, PLC had elected to be taxed as a corporation under Subchapter S (a "Subchapter S corporation") of the Internal Revenue Code of 1986, as amended (the "Code"). In connection with the Equity Offerings, PLC's status as a Subchapter S corporation was terminated. With respect to tax liabilities of the Company's former Subchapter S shareholders for the portion of 1997 during which the Company was a Subchapter S corporation, the Company is obligated to make distributions to such shareholders to cover their tax liabilities related to the Company. Such distributions will not be restricted by the terms of the Notes. See "Management--Compensation Committee Interlocks and Insider Participation."

  The Company's Canadian business is operated by Pierce Leahy Command Company ("PLC Command"), a Nova Scotia unlimited liability company. As a result of PLC's status as a Subchapter S corporation prior to the Equity Offerings, all of the capital stock of PLC Command is owned by two limited partnerships. Two separate corporations owned by J. Peter Pierce are the general partner of each partnership, respectively, and the Company has a 99% limited partnership interest in each partnership. Accordingly, the Company has an indirect 99% equity interest in PLC Command.

  The principal executive offices of the Company are located at 631 Park Avenue, King of Prussia, Pennsylvania 19406, and its telephone number is (610) 992-8200.

                              CONCURRENT OFFERING

  Concurrent with the Notes Offering, by separate prospectus, the Company and certain shareholders of the Company (the "Selling Shareholders") are offering an aggregate of 5,100,000 and 212,614 shares of Common Stock, respectively (the "Equity Offerings"). The net proceeds to the Company from the sale of Common Stock by the Company are approximately $84.6 million ($94.1 million if the underwriters' over-allotment option is exercised in full). Prior to the Equity Offerings, there has been no public market for the Common Stock. The sale of the Notes is conditioned upon the closing of the Equity Offerings.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the Notes are approximately $115.9 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses. The Company expects to use substantially all of the net proceeds of the Notes Offering to repay outstanding borrowings under the Credit Facility. As of June 1, 1997, the effective interest rate on the Credit Facility was approximately 7.6%. The borrowings under the Credit Facility which will be repaid by the net proceeds of the sale of the Notes were primarily used to fund the Company's acquisitions in 1996 and the 1997 Acquisitions, including the acquisition of RMS. See "Business--Acquisition History and Growth Strategy" and "Business-- The 1997 Acquisitions."

  The net proceeds to the Company from the sale of 5,100,000 shares of Common Stock by the Company in the Equity Offerings, after deducting estimated underwriting discounts and commissions and estimated offering expenses, are approximately $84.6 million ($94.1 million if the underwriters' over-allotment option is exercised in full). The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders. The Company expects to use approximately $77.0 million of the net proceeds of the Equity Offerings to repurchase a portion of the 1996 Notes. Under the Indenture for the 1996 Notes, up to an aggregate of $70.0 million principal amount of the $200.0 million principal amount of 1996 Notes outstanding may be redeemed by the Company with the net proceeds of the Equity Offerings at 110% of the principal amount plus any accrued but unpaid interest to the date of redemption. The 1996 Notes bear interest at 11 1/8% per annum and are due July 15, 2006. The 1996 Notes were issued primarily to retire certain existing indebtedness of the Company under its previous credit facility. See "Description of Certain Indebtedness--The 1996 Notes."

  The balance of any net proceeds from the Offerings will be used for general corporate purposes, including possible acquisitions.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of March 31, 1997 (i) on an actual basis, (ii) on a pro forma basis to give effect to the acquisition of RMS as if it had occurred as of March 31, 1997 and (iii) as further adjusted to give effect to the sale by the Company of 5,100,000 shares of Common Stock in the Equity Offerings, the sale of the 1997 Notes in the Notes Offering and the application of the estimated net proceeds from the Offerings as described under "Use of Proceeds." This table should be read in conjunction with the Company's Pro Forma Financial Data and Consolidated Financial Statements and notes thereto and the other information included elsewhere in this Prospectus (amounts in thousands):

                                                    AS OF MARCH 31, 1997
                                               -------------------------------
                                                          PRO FORMA
                                                           FOR THE
                                                         ACQUISITION
                                                ACTUAL     OF RMS    PRO FORMA
                                               --------  ----------- ---------
Cash.......................................... $  1,064   $  1,240   $ 12,929
                                               ========   ========   ========
Credit Facility (a)........................... $ 49,900   $111,900   $    --
11 1/8% Senior subordinated notes due 2006....  200,000    200,000    130,000
9 1/8% Senior subordinated notes due 2007.....      --         --     120,000
Seller notes..................................      500        500        500
Other indebtedness............................    4,362      4,362      4,362
Less--Current portion.........................     (592)      (592)      (592)
                                               --------   --------   --------
  Total long-term debt (b)....................  254,170    316,170    254,270
                                               --------   --------   --------
Preferred stock (c)...........................      --         --         --
Common stock (d)..............................      --         --         156
Additional paid-in capital....................       24         24     84,493
Accumulated deficit (e).......................  (25,418)   (25,418)   (38,069)
                                               --------   --------   --------
  Total shareholders' equity (deficit)........  (25,394)   (25,394)    46,580
                                               --------   --------   --------
  Total capitalization........................ $228,776   $290,776   $300,850
                                               ========   ========   ========

--------
(a) Does not include $7,500 of additional borrowings under the Credit Facility for the acquisition of AFSS and the Recent Acquisitions.
(b) See Note 6 of the Notes to Financial Statements for information concerning the Company's debt obligations.
(c) In connection with the Recapitalization, the Company authorized 10,000,000 shares of undesignated Preferred Stock.
(d) Actual outstanding Common Stock consisted of Class A and Class B Common
    Stock.
(e) Does not include an unusual charge that will occur in the quarter in which the Offerings are completed of approximately $1,752 (pretax) for the write-off of the estimated unamortized compensation expense associated with options granted on January 1, 1997, due to the acceleration of vesting upon the completion of the Offerings.

                           PRO FORMA FINANCIAL DATA

  The unaudited pro forma condensed consolidated balance sheet as of March 31, 1997 gives effect to, among other things, the Offerings, the acquisition of RMS and termination of the Company's status as a Subchapter S corporation, as if they occurred on March 31, 1997. The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 1996 and for the three months ended March 31, 1997 give effect to, among other things, the Offerings and the 1996 and 1997 Acquisitions for periods prior to their acquisition by the Company, as if they occurred on January 1, 1996. The pro forma condensed consolidated balance sheet and statements of operations do not reflect the acquisitions of AFSS or the Recent Acquisitions, which are not significant.

  The Offerings, the 1996 and 1997 Acquisitions, the Subchapter S termination and certain management assumptions and adjustments are described in the accompanying notes hereto. This pro forma information is not necessarily indicative of the results that would have occurred had the 1996 and 1997 Acquisitions, the Subchapter S termination and the Offerings been completed on the dates indicated or of the Company's actual or future results or financial position. The unaudited pro forma condensed consolidated balance sheet and statements of operations should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto, as of December 31, 1996 and for each of the three years in the period ended December 31, 1996, appearing elsewhere in this Prospectus.

  The unaudited pro forma condensed consolidated balance sheet at March 31, 1997 and the unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 1996 and for the three months ended March 31, 1997 assumes the completion of the Notes Offering and the application of the net proceeds therefrom. The consummation of the Notes Offering is conditioned upon consummation of the Equity Offerings.

                               PIERCE LEAHY CORP.

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                                 MARCH 31, 1997
                             (DOLLARS IN THOUSANDS)

                                       PRO FORMA FOR
                                   ACQUISITION OF RMS(A)
                                   ----------------------
                                                            PRO FORMA  ADJUSTMENTS
                                      RMS      PRO FORMA       FOR      FROM THE
                          ACTUAL   HISTORICAL ADJUSTMENTS      RMS      OFFERINGS     PRO FORMA
                         --------  ---------- -----------   ---------  -----------    ---------
         ASSETS
CURRENT ASSETS:
 Cash................... $  1,064   $   176     $   --      $  1,240    $ 200,589 (f) $ 12,929
                                                                         (181,900)(f)
                                                                           (7,000)(g)
 Accounts receivable....   21,473     2,370         --        23,843          --        23,843
 Inventories............      687       133         --           820          --           820
 Prepaid expenses and
  other.................    1,171       195         --         1,366          --         1,366
 Deferred income taxes..                 21         (21)(c)                 3,900 (g)    5,900
                              --                                 --         2,000 (h)
                         --------   -------     -------     --------    ---------     --------
  Total current assets..   24,395     2,895         (21)      27,269       17,589       44,858
PROPERTY AND EQUIPMENT,
 net....................  124,420     6,120       4,380 (b)  134,920          --       134,920
OTHER ASSETS, primarily
 intangibles............  117,647     1,103      49,982 (c)  168,732        4,060 (f)  169,817
                                                                           (2,975)(g)
                         --------   -------     -------     --------    ---------     --------
                         $266,462   $10,118     $54,341     $330,921    $  18,674     $349,595
                         ========   =======     =======     ========    =========     ========
          LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
 Current portion of
  long-term debt and
  noncompete
  obligations........... $    592   $   630        (630)(d) $    592    $     --      $    592
 Accounts payable.......    3,558     1,258         --         4,816          --         4,816
 Accrued expenses.......   16,586     1,201         --        17,787          --        17,787
 Deferred revenues......   10,437       --          --        10,437          --        10,437
                         --------   -------     -------     --------    ---------     --------
  Total current
   liabilities..........   31,173     3,089        (630)      33,632          --        33,632
LONG-TERM DEBT AND
 NONCOMPETE
 OBLIGATIONS............  254,170     3,702      58,298 (d)  316,170      120,000 (f)  254,270
                                                                         (181,900)(f)
DEFERRED RENT...........    3,070       --          --         3,070          --         3,070
DEFERRED INCOME TAXES...    3,443       --          --         3,443        8,600 (h)   12,043
SHAREHOLDERS' EQUITY
 (DEFICIT)..............  (25,394)    3,327      (3,327)(e)  (25,394)      84,649 (f)   46,580
                                                                           (9,975)(g)
                                                                            3,900 (g)
                                                                           (6,600)(h)
                         --------   -------     -------     --------    ---------     --------
                         $266,462   $10,118     $54,341     $330,921    $  18,674     $349,595
                         ========   =======     =======     ========    =========     ========

         The accompanying notes are an integral part of this statement.

                              PIERCE LEAHY CORP.

            NOTES TO PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                                MARCH 31, 1997
                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE)

(a) The Company acquired RMS after March 31, 1997 (see "Business--Acquisition History and Growth Strategy"), for $62,000, including transaction costs. The pro forma adjustments reflect the application of the purchase method of accounting to the historical balance sheet of RMS.

(b) Reflects the step-up to the estimated fair value of land ($400), warehouse equipment ($7,000), and buildings ($3,100).

(c) Intangible assets of goodwill ($48,425), noncompete agreement ($2,000), and other intangibles ($510) result from the preliminary allocation of the purchase price. These intangibles are subject to adjustment based on the final allocation of the purchase price to the net assets acquired. Also, RMS's pre-existing intangibles ($635) and deferred income tax benefits ($339) were not allocated value in purchase accounting. Management believes that the final allocation of the purchase price will not differ materially from the preliminary estimated amounts.

(d) Reflects the Company's borrowing of $62,000 under the Credit Facility to fund the acquisition of RMS and the repayment of $4,332 of debt of RMS.

(e) Elimination of the historical equity accounts of RMS.

(f) Reflects the sale of 5,100,000 shares of Common Stock resulting in estimated net proceeds to the Company of $84,649 (after deducting underwriting discounts and commissions and estimated offering expenses of $7,151) and net proceeds of $115,940 from the Notes Offering (after deducting underwriting discounts and commissions and estimated offering expenses of $4,060). A substantial portion of the Equity Offerings will be used to redeem $70,000 of the 1996 Notes. The proceeds from the Notes Offering will be used to repay existing Senior Indebtedness of $49,900 at March 31, 1997 and $62,000 of Senior Indebtedness incurred in connection with the acquisition of RMS.

(g) Represents the payment of the $7,000 (pretax) prepayment penalty to be incurred in connection with the redemption of a portion of the 1996 Notes and the related write-off of $2,975 (pretax) in related unamortized deferred financing costs. This extraordinary charge of $9,975 (pretax) relating to the early extinguishment of debt will be recorded in the quarter in which the redemption occurs. A tax benefit of approximately $3,900 will be recorded for these charges.

(h) The Company previously operated as a Subchapter S corporation and terminated such status in connection with the Equity Offerings. The Company will record a deferred income tax provision of approximately $6,600 in connection with the termination of the Company's status as a Subchapter S corporation for the tax effect of the differences in the basis of assets and liabilities for financial reporting and income tax purposes. This deferred tax provision will be recorded in the third quarter of 1997.

                               PIERCE LEAHY CORP.

            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1996
                             (DOLLARS IN THOUSANDS)

                                                      ADJUSTMENTS    PRO FORMA
                                                          FOR           FOR       ADJUSTMENTS   PRO FORMA
                           ACTUAL   ACQUISITIONS(A) ACQUISITIONS(B) ACQUISITIONS FROM OFFERINGS    (B)
                          --------- --------------- --------------- ------------ -------------- ---------
REVENUES................  $ 129,748    $ 38,090        $     --      $ 167,838       $  --      $ 167,838
                          ---------    --------        ---------     ---------       ------     ---------
OPERATING EXPENSES
Cost of sales, excluding
 depreciation and
 amortization...........     73,870      19,429              --         93,299          --         93,299
Selling, general and
 administrative.........     20,007      13,011              --         33,018          --         33,018
Depreciation and
 amortization...........     12,869       2,085            3,215(c)     18,169          --         18,169
Non-recurring charges...      3,254         --               --          3,254          --          3,254
                          ---------    --------        ---------     ---------       ------     ---------
  Total operating
   expenses.............    110,000      34,525            3,215       147,740          --        147,740
                          ---------    --------        ---------     ---------       ------     ---------
  Operating income......     19,748       3,565           (3,215)       20,098          --         20,098
INTEREST EXPENSE........     17,225       1,341            8,764(d)     27,330         (258)       27,072(e)
                          ---------    --------        ---------     ---------       ------     ---------
  Income (loss) before
   income taxes and
   extraordinary
   charge...............      2,523       2,224          (11,979)       (7,232)         258        (6,974)
INCOME TAXES............        --          --               --            --        (1,048)(f)    (1,048)(f)
                          ---------    --------        ---------     ---------       ------     ---------
INCOME (LOSS) BEFORE
 EXTRAORDINARY CHARGE...  $   2,523    $  2,224        $ (11,979)    $  (7,232)      $1,306     $  (5,926)
                          =========    ========        =========     =========       ======     =========

         The accompanying notes are an integral part of this statement.

                               PIERCE LEAHY CORP.

            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                   FOR THE THREE MONTHS ENDED MARCH 31, 1997
                             (DOLLARS IN THOUSANDS)

                                                  ADJUSTMENTS     PRO FORMA  ADJUSTMENTS
                                       RMS          FOR RMS        FOR RMS      FROM       PRO FORMA
                          ACTUAL  ACQUISITION(A) ACQUISITION(B)  ACQUISITION  OFFERINGS       (B)
                          ------- -------------- --------------  ----------- -----------   ---------
REVENUES................  $40,232     $4,399        $   --         $44,631     $   --       $44,631
                          -------     ------        -------        -------     -------      -------
OPERATING EXPENSES
Cost of sales, excluding
 depreciation and
 amortization...........   22,298      2,650            --          24,948         --        24,948
Selling, general and
 administrative.........    6,762      1,290            --           8,052         --         8,052
Depreciation and
 amortization...........    4,214        238            356 (c)      4,808         --         4,808
Non-recurring charges...      --         --             --             --          --           --
Foreign currency
 translation............      182        --             --             182         --           182
                          -------     ------        -------        -------     -------      -------
  Total operating
   expenses.............   33,456      4,178            356         37,990         --        37,990
                          -------     ------        -------        -------     -------      -------
  Operating income......    6,776        221           (356)         6,641         --         6,641
INTEREST EXPENSE........    6,712        104          1,369 (d)      8,185      (1,417)       6,768 (e)
                          -------     ------        -------        -------     -------      -------
  Income (loss) before
   income taxes and
   extraordinary
   charge...............       64        117         (1,725)        (1,544)      1,417         (127)
INCOME TAXES............      --          41            (41)           --          357 (f)      357 (f)
                          -------     ------        -------        -------     -------      -------
INCOME (LOSS) BEFORE
 EXTRAORDINARY CHARGE...  $    64     $   76        $(1,684)       $(1,544)    $ 1,060      $  (484)
                          =======     ======        =======        =======     =======      =======

         The accompanying notes are an integral part of this statement.

                              PIERCE LEAHY CORP.

                   NOTES TO PRO FORMA CONDENSED CONSOLIDATED
                           STATEMENTS OF OPERATIONS

                            (DOLLARS IN THOUSANDS)

(a) Represents the historical results of operations of the 1996 and 1997 Acquisitions for the periods from January 1, 1996 to their dates of acquisition by the Company. See "Business--Acquisition and Growth Strategy."

(b) Management expects to achieve cost savings from the 1996 and 1997 Acquisitions as a result of the factors described below. The Pro Forma Condensed Consolidated Statements of Operations for the year ended December 31, 1996 and three months ended March 31, 1997 reflect only the cost savings actually achieved in 1996 and to date in 1997 from the acquisitions and none of the additional expected savings. Because most of the 1996 acquisitions occurred in the second half of 1996, and there is typically a lag after an acquisition to fully realize such savings, the Company expects to achieve additional savings from the 1996 and 1997 Acquisitions.

  The integration of an acquired company entails, among other things, converting the database of stored records to the PLUS(R) system, reorganizing archive operating activities and eliminating certain back office activities which can be handled through the PLUS(R) system or the Company's centralized corporate organization. Cost savings start to be realized a short time after an acquisition. Management has specifically identified approximately $10,821 and $2,011 of estimated operating expenses included in the pro forma 1996 and three months ended March 31, 1997 statements of operations, respectively, that would not have been incurred had the acquisitions occurred as of January 1, 1996 and had such cost savings been fully implemented as of such date. These savings relate to (i) the termination of certain employees due to the efficiency of the PLUS(R) system and integration and consolidation of facilities, (ii) a reduction in warehouse rent expense related to facilities the Company has vacated or will vacate or has negotiated changes in lease terms and (iii) a reduction of other operating costs due to the Company's economies of scale. Management expects to realize additional cost savings beyond the $10,821 and $2,011 specifically identified.

(c) A pro forma adjustment has been made to reflect additional depreciation and amortization expense based on the fair market value of the assets acquired, as if the 1996 and 1997 Acquisitions had occurred as of January 1, 1996. Such depreciation and amortization has been recorded in accordance with the Company's accounting policies as stated in Notes 3 and 4 of Notes to Consolidated Financial Statements. The purchase price allocation may change upon the final appraisal of the fair market value of the net assets acquired. However, management believes that any change in value will not materially impact the amount of depreciation and amortization recorded.

(d) Represents interest expense of $8,764 and $1,369 in 1996 and for the three months ended March 31, 1997, respectively, on debt incurred to finance the 1996 and 1997 Acquisitions, using an effective annual interest rate of 8.3% and 9.5%, respectively.

(e) Reflects interest expense on $200,000 of 1996 Notes at 11 1/8%, $120,000 of 1997 Notes at 9 1/8%, net interest expense of $149 and $37 on other pro forma indebtedness, commitment fees on existing Senior Indebtedness of $507 and $127 and amortization of deferred financing costs of $1,325 and $330, offset by the elimination of interest expense on $70,000 of the 1996 Notes that will be redeemed from the proceeds of the Equity Offerings and elimination of $322 and $79 of related amortization of the deferred financing costs in 1996 and for the three months ended March 31, 1997, respectively. The redemption of the 1996 Notes will require a prepayment penalty equal to 10% of the portion of the 1996 Notes redeemed and the write-off of deferred financing costs of approximately $2,975, which will be recorded in the quarter in which the redemption occurs and has not been reflected in the Pro Forma Condensed Consolidated Statement of Operations.

(f) The Company previously operated as a Subchapter S corporation for income tax purposes and terminated such status in connection with the Equity Offerings. The pro forma income taxes represents taxes on the pro forma loss before income taxes and extraordinary charge after addback of all pro forma loss from non-deductible expenses of approximately $4,000 in 1996 and $1,000 for the three months ended March 31, 1997.

         SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED STATEMENTS OF
                   OPERATIONS, OTHER DATA AND BALANCE SHEETS

  The following selected consolidated statements of operations and balance sheets, insofar as it relates to each of the five years in the period ended December 31, 1996, have been derived from the Consolidated Financial Statements of the Company which have been audited by Arthur Andersen LLP, independent public accountants. The report of Arthur Andersen LLP with respect to the Company's Consolidated Financial Statements for the years ended December 31, 1994, 1995 and 1996 appears elsewhere in this Prospectus. The selected historical and pro forma consolidated statements of operations and balance sheet data as of and for the three months ended March 31, 1997 and the summary historical statement of operations data for the three months ended March 31, 1996 have been derived from unaudited consolidated financial statements which, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of the unaudited interim period. Results for three months ended March 31, 1997 are not necessarily indicative of results that may be expected for the entire year.

  The following selected pro forma statements of operations, other data and balance sheet give effect to, among other things, the 1996 and 1997 Acquisitions, the termination of the Company's status as a Subchapter S corporation for income tax purposes and the impact of the Offerings, as if each of these items had occurred on January 1, 1996 or as of March 31, 1997, in the case of the balance sheet. The selected pro forma statements of operations and balance sheet do not reflect the acquisition of AFSS or the Recent Acquisitions, which are not significant.

  The pro forma items are described in the accompanying notes hereto. The pro forma information should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto as of December 31, 1996 and for the three years in the period then ended, appearing elsewhere in this Prospectus. This pro forma information is not necessarily indicative of the results that would have occurred had the 1996 and 1997 Acquisitions, the Subchapter S corporation termination and the Offerings been completed on the dates indicated or the Company's actual or future results or financial position.

  The information set forth below should be read in conjunction with the Pro Forma Condensed Consolidated Financial Statements, the Company's Consolidated Financial Statements and the related notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.

          SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED STATEMENTS OF
                   OPERATIONS, OTHER DATA AND BALANCE SHEETS


                                                                                                  THREE MONTHS
                                        YEAR ENDED DECEMBER 31,                                  ENDED MARCH 31,
                        ---------------------------------------------------------------     ------------------------------
                                                                              PRO FORMA                          PRO FORMA
                          1992      1993       1994      1995      1996        1996(A)       1996     1997        1997(A)
                        --------  ---------  --------  --------  --------     ---------     -------  -------     ---------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF
 OPERATIONS DATA:
Revenues
 Storage..............  $ 37,633  $  42,122  $ 47,123  $ 55,501  $ 75,900     $ 98,885      $16,969  $23,322     $ 26,112
 Service and storage
  material sales......    25,202     31,266    35,513    39,895    53,848       68,953       12,730   16,910       18,519
                        --------  ---------  --------  --------  --------     --------      -------  -------     --------
  Total revenues......    62,835     73,388    82,636    95,396   129,748      167,838       29,699   40,232       44,631
Cost of sales,
 excluding
 depreciation and
 amortization.........    39,702     45,391    49,402    55,616    73,870       93,299       17,406   22,298       24,948
Selling, general and
 administrative.......     9,012     11,977    15,882    16,148    20,007       33,018        4,856    6,762        8,052
Depreciation and
 amortization.........     5,734      6,888     8,436     8,163    12,869       18,169        2,572    4,214        4,808
Consulting payments to
 related parties (b)..       --         --        500       500       --           --           125      --           --
Non-recurring charges
 (c)..................       --         --        --        --      3,254        3,254          --       --           --
Foreign currency
 translation..........       --         --        --        --        --           --           --       182          182
                        --------  ---------  --------  --------  --------     --------      -------  -------     --------
  Operating income....     8,387      9,132     8,416    14,969    19,748       20,098        4,740    6,776        6,641
Interest expense......     6,388      6,160     7,216     9,622    17,225       27,072        2,846    6,712        6,768
                        --------  ---------  --------  --------  --------     --------      -------  -------     --------
  Income before income
   taxes and
   extraordinary
   charge.............     1,999      2,972     1,200     5,347     2,523       (6,974)       1,894       64         (127)
Income taxes..........       --         --        --        --        --        (1,048)(d)      --       --           357 (d)
Extraordinary charge
 (e)..................       --       9,174     5,991     3,279     2,015          --           --       --           --
                        --------  ---------  --------  --------  --------     --------      -------  -------     --------
Net income (loss).....     1,999     (6,202)   (4,791)    2,068       508       (5,926)       1,894       64         (484)
Accretion
 (cancellation) of
 redeemable warrants..       --        (746)       16       889     1,561          --         1,561      --           --
                        --------  ---------  --------  --------  --------     --------      -------  -------     --------
Net income (loss)
 applicable to Common
 shareholders.........  $  1,999  $ (5,456)  $ (4,807) $  1,179  $ (1,053)    $ (5,926)     $   333  $    64     $   (484)
                        ========  =========  ========  ========  ========     ========      =======  =======     ========
Pro forma data
 (unaudited):
 Pro forma adjustment
  for income taxes
  excluding
  extraordinary
  charge..............                                           $  1,659 (d)                        $   291 (d)
 Historical income
  (loss) before
  extraordinary
  charge, as adjusted
  for pro forma income
  taxes...............                                           $    864                            $  (227)
 Historical income
  (loss) before
  extraordinary charge
  per Common share, as
  adjusted for pro
  forma income taxes..                                           $    .08 (f)                        $  (.02)(f)
 Historical net loss
  applicable to Common
  shareholders, as
  adjusted for pro
  forma income taxes..                                           $ (1,958)                           $  (227)
 Historical net loss
  applicable to Common
  shareholders per
  Common share, as
  adjusted for pro
  forma income taxes..                                           $   (.18)(f)                        $  (.02)(f)
 Shares used in
  computing per share
  amounts.............                                             10,614                             10,552
 Pro forma net loss
  applicable to Common
  shareholders per
  Common share........                                                        $   (.56)(g)                       $   (.05)(g)
 Pro forma shares used
  in computing per
  share amount........                                                          10,614                             10,552
OTHER DATA:
Total revenue growth
 rate.................      12.9%      16.8%     12.6%     15.4%     36.0%        75.9%        33.6%    35.5%        50.3%
Operating income
 (before non-recurring
 charges) margin......      13.3%      12.4%     10.2%     15.7%     17.7%        13.9%        16.0%    16.8%        14.9%
EBITDA (h)............  $ 14,121  $  16,020  $ 17,352  $ 23,632  $ 35,871     $ 41,521      $ 7,437  $11,172     $ 11,631
EBITDA, as adjusted
 (i)..................       --         --        --        --        --      $ 52,342          --       --      $ 13,642
EBITDA margin.........      22.5%      21.8%     21.0%     24.8%     27.6%        24.7%        25.0%    27.8%        26.1%
EBITDA, as adjusted
 margin...............       --         --        --        --        --          31.2%         --       --          30.6%
Cash interest
 expense..............  $  5,990  $   5,324  $  6,148  $  9,089  $ 16,709     $ 26,069      $ 2,735  $ 6,479     $  6,517
Capital expenditures
 (j)..................  $  5,565  $   5,827  $  6,352  $ 16,288  $ 23,493          --       $ 3,553  $10,794          --
Cubic feet of storage
 under management at
 end of period
 (000s)...............    16,248     19,025    22,160    29,523    40,410       47,091 (k)   31,088   43,354       48,526 (k)
Ratio of earnings to
 fixed charges (l)....     1.21x      1.30x     1.11x     1.37x     1.11x          --         1.08x    1.01x          --
Ratio of EBITDA, as
 adjusted to cash
 interest expense.....       --         --        --        --        --         2.01x          --       --         2.09x

                                       AS OF DECEMBER 31,                       AS OF MARCH 31,
                         --------------------------------------------------  ----------------------
                                                                                       PRO FORMA(M)
                           1992       1993      1994      1995      1996       1997        1997
                         ---------  --------  --------  --------  ---------  --------  ------------
                                                  (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Working capital
 (deficit).............. $ (11,656) $ (9,143) $ (5,202) $ (8,139) $ (23,933) $ (6,778)   $ 11,226
Total assets............    65,869    74,621    79,746   131,328    234,820   266,462     349,595
Total debt (including
 redeemable warrants)...    55,027    69,736    77,683   120,071    217,423   254,762     254,270
Shareholders' equity
 (deficit)..............    (9,028)  (14,508)  (19,341)  (18,201)   (25,438)  (25,394)     46,580

            NOTES TO SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS, OTHER DATA AND BALANCE SHEETS

(a) Gives effect to the (i) 1996 and 1997 Acquisitions, (ii) termination of the Company's status as a Subchapter S corporation and (iii) impact of the Offerings, as if each of these items had occurred on January 1, 1996. See "Pro Forma Financial Data" and Note 2 of the Notes to Consolidated Financial Statements. The pro forma statements of operations and balance sheet do not reflect the acquisition of AFSS and the Recent Acquisitions, which are not significant. The Company will record a deferred income tax provision of approximately $6,600 in connection with termination of Company's status as a Subchapter S corporation for the tax effect of differences in the basis of assets and liabilities for financial reporting and income tax purposes. This deferred income tax provision has not been reflected in the Pro Forma Condensed Consolidated Statement of Operations. Also not reflected in the Pro Forma Condensed Consolidated Statement of Operations is the extraordinary charge for the early extinguishment of a portion of the 1996 Notes that will occur in the quarter in which the redemption occurs (see (e) below) and an unusual charge of approximately $1,752 (pretax), or $.07 per share, for the write-off of the estimated unamortized compensation expense associated with options granted on January 1, 1997, due to the acceleration of vesting upon the completion of the Offerings.

(b) Represents aggregate payments made to eight Pierce family members.

(c) Represents non-recurring charges in 1996 of $2,764 paid to a related party partnership to assume the partnership's position in certain leases with third parties and of $490 for the establishment of an annual pension for Leo W. Pierce, Sr. and his spouse.

(d) The Company has historically been taxed as a Subchapter S corporation. Such status was terminated in connection with the Equity Offerings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 2 of Notes to Consolidated Financial Statements.

(e) Represents loss on early extinguishment of debt due to refinancings in 1993, 1994, 1995 and 1996. Amounts include write-off of unamortized deferred financing costs and discount, along with prepayment penalties and other costs. A similar charge for the early extinguishment of a portion of the 1996 Notes of approximately $9,975 (pretax), or $.39 per share, will occur in the quarter in which the redemption occurs. Such charge has not been reflected in the Pro Forma Condensed Consolidated Statement of Operations. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(f) See Note 2 of Notes to Consolidated Financial Statements for information concerning the computation of historical net loss per share as adjusted for pro forma income taxes. Excluding the non-recurring charges incurred in 1996, pro forma net income and net income per share as adjusted for income taxes would have been $27 and $0, respectively.

(g) Excluding $10,821 and $2,011 of operating expenses included in the pro forma statements of operations for 1996 and for the three months ended March 31, 1997, respectively, specifically identified by management that would not have been incurred had the 1996 and 1997 Acquisitions occurred as of January 1, 1996 and had such cost savings been fully implemented as of such date, and excluding the non-recurring charges incurred in 1996, pro forma net income and net income per share would have been $2,660 and $.24, respectively, in 1996 and $743 and $.07 for the three months ended March 31, 1997, respectively.

(h) "EBITDA" is defined as net income (loss) before interest expense, taxes, depreciation and amortization, consulting payments to related parties, non-recurring charges, foreign currency translation and extraordinary charge. EBITDA is not a measure of performance under GAAP. While EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance GAAP, or as a measure of profitability or liquidity, management understands that EBITDA is customarily used as a criteria in evaluating records management companies. Moreover, substantially all of the Company's financing agreements, including the Notes, contain covenants in which EBITDA is used as a measure of financial performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of other measures of performance determined in accordance with GAAP and the Company's sources and applications of cash flows.

(i) EBITDA, as adjusted is defined as EBITDA plus $10,821 and $2,011 of operating expenses in 1996 and the three months ended March 31, 1997, respectively, included in the pro forma 1996 and three months ended March 31, 1997 statements of operations specifically identified by management that would not have been incurred had the 1996 and 1997 Acquisitions occurred as of January 1, 1996 and such cost savings been fully implemented as of such date. See Note (b) of Notes to Pro Forma Condensed Consolidated Statements of Operations. Management expects to realize additional cost savings beyond the $10,821 and $2,011 specifically identified.

(j) Capital expenditures for 1996 are comprised of $11.0 million for new shelving, $4.0 million for leasehold and building improvements, $3.8 million for new facility purchases and related improvements, $2.9 million for data processing and $1.8 million for the purchase of transportation, warehouse and office equipment. Of the total 1996 capital expenditures, management estimates that approximately $2.5 million was for upgrading and restructuring of existing facilities to accommodate growth or for maintenance capital expenditures. The 1996 capital expenditures do not include $11.0 million paid for real estate and other assets acquired from related parties (see Note 10 of Notes to the Consolidated Financial Statements).

  (k) The pro forma cubic feet of storage as of December 31, 1996 and March 31, 1997, respectively, includes cubic feet of storage from the 1997 Acquisitions completed since such date (excluding AFSS).

  (l) The pro forma earnings for the year ended December 31, 1996 and the three months ended March 31, 1997 were inadequate to cover fixed charges by $6,974 and $127, respectively.

  (m) Gives effect to the (i) acquisition of RMS, (ii) termination of the Company's Subchapter S corporation status and (iii) impact of the Offerings, as if each of these items had occurred on March 31, 1997. See "Pro Forma Financial Data," "Use of Proceeds" and Note 2 to Notes to Consolidated Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

  The Company is the largest archive records management company in North America, as measured by its 51 million cubic feet of records currently under management. The Company's operations date to 1957 when its predecessor company, L.W. Pierce Co., Inc., was founded to provide filing systems and related equipment to companies in the Philadelphia area. The Company expanded primarily through internal growth until 1990, when it acquired Leahy Business Archives which effectively doubled its size. Since 1992, the Company has pursued an expansion strategy combining growth from new and existing customers with the completion and successful integration of 26 acquisitions through 1996 and the completion of eight acquisitions since January 1, 1997. The Company's ability to pursue this acquisition strategy was substantially enhanced by the implementation of the PLUS(R) system which began at the end of 1993 and was completed in the beginning of 1995, and the expansion of the Company's credit facilities beginning in 1994.

  The Company has experienced significant growth in its revenues and operating income as a result of its successful expansion and acquisition strategy. During the five-year period ended December 31, 1996, revenues increased from $62.8 million to $129.7 million, representing a compound annual growth rate of 19.9%. The Company has also made substantial investments in its facilities and management information systems, the benefits of which are now being realized through economies of scale and increased operating efficiencies. The Company's operating income as a percentage of total revenues improved from 13.3% in 1992 to 15.2% in 1996 (17.7% excluding the non-recurring charges in 1996), while operating income increased from $8.4 million in 1992 to $19.7 million in 1996 ($23.0 million excluding the non-recurring charges in 1996). This increase represents a compound annual growth rate of 23.9% as reported and 28.7% excluding the non-recurring charges incurred in 1996. As the Company's volume of business grows, the Company believes its substantial investment in infrastructure will be amortized over a larger base of business, creating further economies of scale.

  The Company's net income (loss) was $2.0 million, $(6.2) million, $(4.8) million, $2.1 million and $.5 million in 1992, 1993, 1994, 1995 and 1996, respectively. Although the Company's operating income has increased over the five-year period, net income (loss) has fluctuated as a result of increases in interest expense and extraordinary charges related to the early extinguishment of debt due to refinancings in 1993, 1994, 1995 and 1996.

  Another tool for measuring the performance of records management companies is EBITDA. Substantially all of the Company's financing agreements, including the Notes, contain covenants in which EBITDA is used as a measure of financial performance. However, EBITDA should not be considered an alternative to operating or net income (as determined in accordance with generally accepted accounting principles ("GAAP")) as an indicator of the Company's performance or to cash flow from operations (as determined in accordance with GAAP) as a measure of liquidity. The Company's EBITDA as a percentage of total revenues improved from 22.5% in 1992 to 27.6% in 1996, while EBITDA increased from $14.1 million in 1992 to $35.9 million in 1996, representing a compound annual growth rate of 26.2%.

  The following table illustrates the growth in stored cubic feet from existing customers, new customers and acquisitions from 1992 through 1996:

              NET ADDITIONS OF CUBIC FEET OF STORAGE BY CATEGORY
                           (CUBIC FEET IN THOUSANDS)

                                                                        THREE MONTHS
                               YEAR ENDED DECEMBER 31,                     ENDED
                          -----------------------------------------      MARCH 31,
                           1992    1993    1994    1995       1996          1997
                          ------  ------  ------  ------     ------     ------------
Additions of Cubic Feet:
  New Customer
   Accounts(a)..........     995   1,494   1,038   2,018      2,994           746
  Existing Customer
   Accounts(b)..........   1,101   1,166   1,657     722 (c)    962 (c)       586
  Acquisitions..........     294     117     440   4,623      6,931         1,612
                          ------  ------  ------  ------     ------        ------
    Total...............   2,390   2,777   3,135   7,363     10,887         2,944
% Increase From:
  New Customer
   Accounts(a)..........       7%      9%      5%      9%        10%         *
  Existing Customer
   Accounts(b)..........       8%      7%      9%      3%(c)      3%(c)      *
  Acquisitions..........       2%      1%      2%     21%        24%         *
                          ------  ------  ------  ------     ------        ------
    Total...............      17%     17%     16%     33%        37%         *
Cubic Feet Under
 Management:
  Beginning of Period...  13,858  16,248  19,025  22,160     29,523        40,410
  End of Period.........  16,248  19,025  22,160  29,523     40,410        43,354

--------
 * Not applicable.
(a) For the first twelve months after the establishment of a customer account, records added to such account are classified as additions to new customer accounts in the period in which they are received.
(b) Net of permanent removals.
(c) Includes effect of a records destruction program of 372 and 475 cubic feet of records in 1995 and 1996, respectively, for a major customer, as recommended by the Company pursuant to a consulting agreement with the Company.

 Revenues

  The Company's revenues consist of storage revenues (58.5% of total revenues in 1996), and related service and storage material sales revenues (41.5% of total revenues in 1996). The Company provides records storage and related services under annual or multi-year contracts that typically provide for recurring monthly storage fees which continue until such records are permanently removed (for which the Company charges a service fee) and service charges based on activity with respect to such records. The Company's current average monthly storage rate is approximately $0.186 per cubic foot (or $2.23 per year). Permanent removal fees typically range from $2.00 to $5.75 per cubic foot. Since there are relatively little direct ongoing marketing, labor or capital expenditures associated with storing a box of records, recurring storage fees contribute significantly to the Company's operating results.

  While the Company's total revenues have increased at a compound annual growth rate of 19.9% from 1992 to 1996, total revenue per annual average cubic foot during such period has declined 8.4% from $4.17 to $3.82.* The decline is principally attributable to (i) increases in sales to large volume accounts under long-term contracts with discounted rates, which generate lower revenue per cubic foot, but typically generate increased operating income, (ii) renegotiation of contracts with existing customers to provide for longer term contracts at lower rates, and (iii) competition. Declines in revenues per cubic foot have been more than offset by improvements in operating efficiencies and greater productivity as demonstrated by the increase in EBITDA and EBITDA as a percentage of total revenues over the same period.
--------
* For periods through 1994, average cubic feet is the average of cubic feet at the beginning and the end of the period; for periods beginning on or after January 1, 1995, average cubic feet is the average of the cubic feet at the end of each month in such period.

 Operating Expenses and Productivity

  Operating expenses consist primarily of cost of sales, selling, general and administrative expenses, and depreciation and amortization. Cost of sales are comprised mainly of wages and benefits, facility occupancy costs, equipment costs and supplies. The major components of selling, general and administrative expenses are management, administrative, marketing and data processing wages and benefits and also include travel, communication and data processing expenses, professional fees and office expenses.

  In recent years, the Company has undertaken several steps to reduce operating expenses, particularly labor and facility occupancy costs, which are its two highest cost components. From 1992 to 1996, annual operating expenses (before depreciation, amortization and consulting payments) per average annual cubic foot declined 14.8% from $3.24 to $2.76.*

  The installation of the PLUS(R) system (which took approximately five years and over $8 million to develop and implement and an additional $2.1 million to upgrade and expand capacity) has significantly reduced the Company's labor requirements by streamlining administrative and warehouse work processes, thereby reducing the labor required to process customer orders. The PLUS(R) system also has increased the speed at which the Company can obtain labor efficiencies when acquiring new records management companies, which in conjunction with the Company's centralized corporate administrative functions, has generally enabled the Company to integrate several acquisition sites concurrently and to reduce the workforce of acquired businesses by at least 20%.

  The following table illustrates the Company's improvement in labor productivity from 1992 to 1996:

                        ANALYSIS OF LABOR PRODUCTIVITY

                                         1992    1993    1994    1995    1996
                                        ------- ------- ------- ------- -------
Cubic Feet Under Management Per
 Employee(a)..........................   19,961  23,033  24,405  24,521  26,021
EBITDA Per Employee(b)................  $18,162 $19,537 $20,014 $22,379 $26,022
Number of Employees at End of Period..      814     826     908   1,204   1,553

--------
(a) Based on end of period cubic footage under management and end of period number of employees.
(b) Based on the average of the number of employees at the beginning and end of period.

  The Company has begun to operate in larger, more efficient regional facilities in some areas, which generate economies of scale in both labor and facility occupancy costs. For example, in 1995 the Company secured two new facilities, one in New Jersey and one in Massachusetts, which expanded the Company's storage capacity by 17 million cubic feet. The Company is in the process of consolidating certain individual warehouses into these facilities and anticipates realizing further economies of scale as it consolidates other warehouses over the next two or three years as existing leases expire. This added capacity is expected to satisfy the Company's growth requirements in its Northeast region for several years. The Company intends to pursue this consolidation strategy, when feasible, in other locations. Primarily as a result of the new facilities in New Jersey and Massachusetts, warehouse utilization has declined to approximately 64% at the end of 1996 from historical levels of 70% to 80%. Increases in utilization rates at existing facilities generally result in increased operating income because of the relatively minimal incremental operating costs associated with such increased utilization.
--------
* For periods through 1994, average cubic feet is the average of cubic feet at the beginning and the end of the period; for periods beginning on or after January 1, 1995, average cubic feet is the average of the cubic feet at the end of each month in such period.

  The Company's depreciation and amortization charges result primarily from the capital-intensive nature of its business and the acquisitions the Company has completed. The principal components of depreciation relate to shelving, facilities and leasehold improvements, equipment for new facilities and computer systems. Amortization primarily relates to the amortization of intangible assets associated with acquisitions, including goodwill, and to the amortization of client acquisition costs. The Company has accounted for all of its acquisitions under the purchase method. Since the purchase price for records management companies is usually substantially in excess of the fair market value of their assets, these purchases have given rise to significant goodwill and, accordingly, significant levels of amortization. Although amortization is a non-cash charge, it does decrease reported net income.

 Capital Expenditures and Client Acquisition Costs

  The majority of the Company's capital expenditures are related to expansion. The largest single component is the purchase of shelving which is directly related to the addition of new records. The marginal cost of adding a cubic foot of storage capacity in an existing facility is approximately $2.60, of which approximately $2.00 is attributable to shelving costs. Shelving has a relatively long life and rarely needs to be replaced. The remaining $.60 is attributed to the installation of lighting and security systems and other storage related modifications. Most of the Company's storage facilities (both in number and square feet) are leased, but the Company will purchase facilities on an opportunistic basis. The Company's data processing capital expenditures are also largely related to growth.

  In 1996, capital expenditures of $23.5 million consisted of $11.0 million for new shelving, $4.0 million for leasehold and building improvements, $3.8 million for new facility purchases and related improvements, $2.9 million for data processing and $1.8 million for the purchase of transportation, warehouse and office equipment. Of the total 1996 capital expenditures, management estimates that approximately $2.5 million was for maintenance capital expenditures.

  In addition, in August 1996 in connection with the offering of the 1996 Notes, the Company purchased certain real estate interests and other assets from affiliates for $14.9 million, of which $11.0 million was for the purchase of facilities.

  In connection with the acquisition of new large volume accounts, the Company often incurs client acquisition costs, primarily sales commissions and move-in costs. Client acquisition costs are capitalized and amortized over six years. In 1996, the Company incurred $6.5 million of client acquisition costs. Amortization of client acquisition costs amounted to $1.7 million in 1996.

 Extraordinary Charge

  To provide capital to fund its growth oriented business strategy, the Company has incurred substantial indebtedness. The Company has completed several expansions of its credit facilities, primarily utilizing bank debt, which have resulted in one-time charges, including the repurchase of warrants and the write- off of deferred financing costs of $6.0 million, $3.3 million and $2.0 million in 1994, 1995 and 1996, respectively.

  In connection with the use of the proceeds from the Equity Offerings, the Company will incur a prepayment penalty of $7.0 million (pretax) to redeem a portion of the 1996 Notes. In addition, approximately $3.0 million (pretax) of unamortized deferred financing costs will be written off. This extraordinary charge of approximately $10.0 million (pretax) will be recorded in the quarter in which the redemption occurs. A deferred income tax provision of approximately $6.6 million will be recorded in connection with the termination of the Company's status as a Subchapter S corporation. In addition, due to the acceleration of the vesting of certain options which will occur upon the completion of the Equity Offerings, the Company will also record an unusual charge of approximately $1.8 million (pretax) for the estimated unamortized compensation expense associated with stock options granted on January 1, 1997 in the quarter in which the Offerings are consummated. See Note 8 of Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, information derived from the Company's consolidated statements of operations, expressed as a percentage of revenue. There can be no assurance that the trends in revenue growth or operating results shown below will continue in the future.

                                                                THREE MONTHS
                                 YEARS ENDED DECEMBER 31,      ENDED MARCH 31,
                                -----------------------------  ----------------
                                  1994       1995      1996     1996     1997
                                --------   --------  --------  -------  -------
REVENUES:
  Storage.....................      57.0%      58.2%     58.5%    57.1%    58.0%
  Service and storage material
   sales......................      43.0       41.8      41.5     42.9     42.0
                                --------   --------  --------  -------  -------
    Total revenues............     100.0      100.0     100.0    100.0    100.0
Cost of sales, excluding
 depreciation and
 amortization.................      59.8       58.3      57.0     58.6     55.4
Selling, general and
 administrative...............      19.2       16.9      15.4     16.3     16.8
Depreciation and
 amortization.................      10.2        8.6       9.9      8.7     10.5
Consulting payments to related
 parties......................       0.6        0.5         0      0.4        0
Foreign currency translation..         0          0         0        0      0.4
Non-recurring charges.........         0          0       2.5        0        0
                                --------   --------  --------  -------  -------
  Operating income............      10.2       15.7      15.2     16.0     16.9
Interest expense..............       8.7       10.1      13.3      9.6     16.7
                                --------   --------  --------  -------  -------
  Income (loss) before
   extraordinary charge.......       1.5        5.6       1.9      6.4      0.2
Extraordinary charge..........       7.3        3.4       1.5        0        0
                                --------   --------  --------  -------  -------
  Net income (loss)...........      (5.8)%      2.2%      0.4%     6.4%     0.2%
                                ========   ========  ========  =======  =======
OTHER DATA:
  EBITDA......................      21.0%      24.8%     27.6%    25.0%    27.8%
  Operating income before non-
   recurring charges and
   foreign currency
   translation................      10.2%      15.7%     17.7%    16.0%    17.3%

 Three Months Ended March 31, 1996 Compared to Three Months Ended March 31,
1997

  Total revenues increased from $29.7 million for the first quarter of 1996 to $40.2 million for the first quarter of 1997, an increase of $10.5 million, or 35.5%. Sixteen acquisitions completed from March 1996 to January 1997 accounted for $7.2 million, or 68.6%, of such increase in total revenues. The balance of the revenue growth resulted from sales to new customers and from net increases in cubic feet stored from existing customers.

  Storage revenues increased from $17.0 million for the first quarter of 1996 to $23.3 million for the first quarter of 1997, an increase of $6.3 million, or 37.4%. Service and storage material sales revenues increased from $12.7 million for the first quarter of 1996 to $16.9 million for the first quarter of 1997, an increase of $4.2 million, or 32.8%.

  Cost of sales (excluding depreciation and amortization) increased from $17.4 million in the three months ended March 31, 1996 to $22.3 million in the three months ended March 31, 1997, an increase of $4.9 million, or 28.1%, but decreased as a percentage of total revenues from 58.6% in 1996 to 55.4% in 1997. The $4.9 million increase in cost of sales resulted primarily from an increase in cubic feet stored from internal growth and acquisitions. The decrease in cost of sales as a percentage of total revenues was due primarily to the realization of operating efficiencies.

  Selling, general and administrative expenses increased from $4.9 million for the first quarter of 1996 to $6.8 million for the first quarter of 1997, an increase of $1.9 million, or 39.3%, and increased as a percentage of revenues from 16.3% for the first quarter of 1996 to 16.8% for the first quarter of 1997. The dollar increase was primarily attributable to increases in administrative staffing, including increases due to acquisitions. The increase as a percentage of total revenues was due primarily to increased marketing expenses related to the recent expansion of the sales and marketing force and employee training.

  Depreciation and amortization expense increased from $2.6 million for the first quarter of 1996 to $4.2 million for the first quarter of 1997, an increase of $1.6 million, or 63.8%, and increased as a percentage of revenues from 8.7% for the first quarter of 1996 to 10.5% for the first quarter of 1997. The increase was primarily attributable to the additional depreciation and amortization expense related to the sixteen acquisitions completed from March 1996 to January 1997, plus capital expenditures for buildings, shelving, improvements to records management facilities and information systems, and client acquisition costs.

  Interest expense increased from $2.8 million for the first quarter of 1996 to $6.7 million for the first quarter of 1997, an increase of $3.9 million, or 135.8%. The increase was primarily attributable to increased indebtedness related to financing acquisitions and capital expenditures, as well as the higher interest rate on the Company's 11 1/8% Senior Subordinated Notes compared to the bank debt repaid upon the issuance of such Notes.

  As a result of the foregoing factors, the Company had net income of $1.9 million (6.4% of revenues) for the first quarter of 1996 compared to net income of $0.1 million (.2% of revenues) for the first quarter of 1997.

  EBITDA increased from $7.4 million for the first quarter of 1996 to $11.2 million for the first quarter of 1997, an increase of $3.8 million, or 50.2%. As a percentage of revenues, EBITDA increased from 25.0% for the first quarter of 1996 to 27.8% for the first quarter of 1997.

 Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

  Total revenues increased from $95.4 million in 1995 to $129.7 million in 1996, an increase of $34.3 million or 36.0%. Revenues from acquisitions represented $25.7 million or 74.9% of this increase, including $16.3 million from a full year of operations of five acquisitions made in 1995 and $9.4 million from a partial year of operations of twelve acquisitions made in 1996. Approximately $8.6 million or 25.1% of the total revenue growth resulted from sales to new customers and increases in cubic feet stored from existing customers.

  Storage revenues increased from $55.5 million in 1995 to $75.9 million in 1996, an increase of $20.4 million or 36.8%. Service and storage material sales revenues increased from $39.9 million in 1995 to $53.8 million in 1996, an increase of $13.9 million or 35.0%.

  The annual average cubic feet stored increased from approximately 25.1 million in 1995 to approximately 34.0 million in 1996, an increase of 35.5% as a result of acquisitions, new customer accounts and growth from existing customer accounts.

  Cost of sales (excluding depreciation and amortization) increased from $55.6 million in 1995 to $73.9 million in 1996, an increase of $18.3 million or 32.8%, but decreased as a percentage of total revenues from 58.3% in 1995 to 57.0% in 1996. The $18.3 million increase was due primarily to increases in wages and benefits resulting from an increased number of employees and to increases in facility occupancy costs associated with the growth in business. The decrease as a percentage of total revenue was due primarily to increased operating and storage efficiencies.

  Selling, general and administrative expenses increased from $16.1 million in 1995 to $20.0 million in 1996, an increase of $3.9 million or 23.9%, and decreased as a percentage of total revenues from 16.9% in 1995 to 15.4% in 1996. The decrease as a percentage of total revenues was due to operating efficiencies and the implementation of programs to control and reduce certain administrative expenses. The purchase of certain real estate interests from affiliates in August 1996 contributed $0.9 million to the reduction in cost of sales or 0.7% as a percentage of revenues.

  Depreciation and amortization expenses increased from $8.2 million in 1995 to $12.9 million in 1996, an increase of $4.7 million or 57.7%, and increased as a percentage of total revenues from 8.6% in 1995 to 9.9% in 1996. This increase was the result of increased capital expenditures for shelving and improvements to record management facilities and information systems and the amortization of goodwill from the Company's acquisitions.

  The Company incurred non-recurring charges of $3.3 million in 1996 in connection with the assumption of leasehold interests in certain facilities from affiliated parties and with the establishment of a pension for Leo
W. Pierce, Sr. See "Management--Compensation Committee Interlocks and Insider Participation."

  As a result of the foregoing factors, excluding the non-recurring charges in 1996, operating income increased from $15.0 million in 1995 to $23.0 million in 1996, an increase of 53.7%, and increased as a percentage of total revenues from 15.7% in 1995 to 17.7% in 1996. The increase reflected the growth in the Company's business, economies of scale and increased operating efficiencies.

  Interest expense increased from $9.6 million in 1995 to $17.2 million in 1996, an increase of $7.6 million or 79.0%, due primarily to higher levels of indebtedness. The Company recorded extraordinary charges of $3.3 million in 1995 and $2.0 million in 1996 related to the early extinguishment of debt as a result of refinancing and expanding its existing credit agreement in 1995 and again in 1996.

  As a result of the foregoing factors, net income was $0.5 million in 1996 compared to net income of $2.1 million in 1995.

  EBITDA increased from $23.6 million in 1995 to $35.9 million in 1996, an increase of $12.3 million or 51.8%, and increased as a percentage of total revenues from 24.8% in 1995 to 27.6% in 1996. The increase as a percentage of the total revenues reflected growth in the Company's business, economies of scale and increased operating efficiencies.

 Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

  Total revenues increased from $82.6 million in 1994 to $95.4 million in 1995, an increase of $12.8 million or 15.4%. Almost one-half of the total revenue growth resulted from sales to new customers and increases in cubic feet stored from existing customers, partially offset by the reduction of records of a major customer pursuant to a records destruction program recommended by the Company pursuant to a consulting agreement with the Company. Five acquisitions completed from February 1995 to October 1995 accounted for $6.6 million (or 51.6%) of the increase.

  Storage revenues increased from $47.1 million in 1994 to $55.5 million in 1995, an increase of $8.4 million or 17.8%. Service and storage material sales revenues increased from $35.5 million in 1994 to $39.9 million in 1995, an increase of $4.4 million or 12.3%.

  The annual average cubic feet stored increased from approximately 20.6 million in 1994 to approximately 25.1 million in 1995, an increase of 21.8% as a result of acquisitions, new customer accounts and growth from existing customer accounts.

  Cost of sales (excluding depreciation and amortization) increased from $49.4 million in 1994 to $55.6 million in 1995, an increase of $6.2 million or 12.6%, but decreased as a percentage of total revenues from 59.8% in 1994 to 58.3% in 1995. The $6.2 million increase was due primarily to increases in storage volume and the associated cost of additional storage capacity. The decrease as a percentage of total revenues was due primarily to increased operating and storage efficiencies, in part reflecting the full implementation of the PLUS(R) system during the first quarter of 1995.

  Selling, general and administrative expenses increased from $15.9 million in 1994 to $16.1 million in 1995, an increase of $0.2 million or 1.7%, and decreased as a percentage of total revenues from 19.2% in 1994 to 16.9% in 1995. The decrease as a percentage of total revenues was due to operating efficiencies and the implementation of programs to control and reduce certain administrative expenses.

  Depreciation and amortization expenses decreased from $8.4 million in 1994 to $8.2 million in 1995, a decrease of $0.2 million or 3.2%, and decreased as a percentage of total revenues from 10.2% in 1994 to 8.6% in 1995. This decrease, both in dollars and as a percentage of total revenues, was due primarily to the Company's revision of the estimated useful lives of certain long-term assets, effective January 1, 1995, to more accurately reflect the estimated economic lives of the related assets and to be more in conformity with industry practices. The aggregate effect of adopting these revised lives was to decrease amortization and depreciation expense by approximately $4.9 million. This change more than offset what would have been an increase in depreciation charges resulting from capital expenditures for shelving and improvements to records management facilities and information systems and the amortization of goodwill from the Company's acquisitions.

  As a result of the foregoing factors, operating income increased from $8.4 million in 1994 to $15.0 million in 1995, an increase of 77.9%, and increased as a percentage of the total revenues from 10.2% in 1994 to 15.7% in 1995. The increases reflect the growth in the Company's business, economies of scale and increased operating efficiencies.

  Interest expense increased from $7.2 million in 1994 to $9.6 million in 1995, an increase of $2.4 million or 33.3%, due primarily to higher levels of indebtedness. The Company recorded extraordinary charges of $6.0 million in 1994 and $3.3 million in 1995 related to the early extinguishment of debt as a result of refinancing and expanding its then existing credit agreement in 1994 and again in 1995.

  As a result of the foregoing factors, net income was $2.1 million in 1995 compared to a net loss of $4.8 million in 1994.

  EBITDA increased from $17.4 million in 1994 to $23.6 million in 1995, an increase of $6.2 million or 36.2%, and increased as a percentage of total revenues from 21.0% in 1994 to 24.8% in 1995. The increase as a percentage of total revenues reflected growth in the Company's business, economies of scale and increased operating efficiencies.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's primary sources of capital have been cash flows from operations and borrowings under various revolving credit facilities and other senior indebtedness. Historically, the Company's primary uses of capital have been acquisitions, capital expenditures and client acquisition costs.

  The net proceeds from the Equity Offerings will be primarily used to redeem a portion of the 1996 Notes, and the net proceeds of the Notes Offering will be primarily used to repay outstanding amounts under the Credit Facility. The result of the use of proceeds from the Offerings will be to reduce the Company's leverage and improve its financial flexibility. As of March 31, 1997, on a pro forma basis after giving effect to the 1997 Acquisitions completed after such date, the Recent Acquisitions, the Offerings and the estimated use of the net proceeds therefrom, the Company's consolidated indebtedness would have been approximately $262.4 million. As of March 31, 1997, the Company's consolidated indebtedness was $254.8 million, and adjusted for the 1997 Acquisitions completed after such date and the Recent Acquisitions, the Company's consolidated indebtedness would have been $324.3 million. The Company believes that future cash flows from operations, together with borrowings under the Credit Facility and any net proceeds of the Offerings not used to repay indebtedness, will be sufficient to fund future working capital needs, capital expenditure requirements and debt service requirements of the Company for the foreseeable future.

 Capital Investments

  For 1994, 1995 and 1996 and the three months ended March 31, 1997, capital expenditures were $6.4 million, $16.3 million, $23.5 million and $10.8 million, respectively, and client acquisition costs were $1.9 million, $2.2 million, $6.5 million and $1.8 million, respectively. Capital expenditures for 1996 were comprised of $11.0 million for new shelving, $4.0 million for leasehold and building improvements, $3.8 million for new facility purchases and related improvements, $2.9 million for data processing and $1.8 million for the purchase of transportation, warehouse and office equipment.

  In addition, in August 1996 in connection with the offering of the 1996 Notes, the Company purchased certain real estate interests and other assets from affiliates for $14.9 million, of which $11.0 million was for the purchase of facilities.

  In 1997, the Company expects its aggregate capital expenditures will approximate $34 million. Of this amount, approximately $10 million is expected to be related to the purchase of facilities. Of the remaining $24 million, over 85% is anticipated to be growth related, principally for shelving for new records.

 Acquisitions

  In order to capitalize on industry consolidation opportunities, the Company has actively pursued acquisitions since the beginning of 1994, which has significantly impacted liquidity and capital resources. From 1994 to 1996, the Company acquired 21 records management companies for an aggregate cash purchase price of $97.6 million. Since the beginning of 1997, the Company has made eight acquisitions for an aggregate cash purchase price of $88.5 million. The Company has historically financed its acquisitions with borrowings under its credit agreements and the 1996 Notes and with cash flows from existing operating activities. In the past, the Company has relied solely upon cash as consideration for its acquisitions; however, following the Offerings, the Company may also use equity securities or a combination of cash and equity securities to purchase other records management companies.

  To the extent that future acquisitions are financed by additional borrowings under its Credit Facility or other types of indebtedness, the resulting increase in debt and interest expense could have a negative effect on such measures of liquidity as debt to equity.

 Certain Effects Resulting from Acquisitions

  As a result of its substantial acquisition experience, the Company has developed a standardized program by which it integrates acquired companies into its existing infrastructure. The integration of an acquired company entails, among other things, converting the database of stored records to the PLUS(R) system, reorganizing archive operating activities and eliminating certain back office activities which can be handled through the PLUS(R) system or the Company's centralized corporate organization. Certain savings start to be realized a short time after an acquisition. The pro forma operating expenses reflected in the Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 1996 and the three months ended March 31, 1997 would have been reduced by an estimated $10,821 and $2,011, respectively, for specifically identified items had the acquisitions completed in 1996 and the 1997 Acquisitions occurred as of January 1, 1996 and had such cost savings been fully implemented as of such date. See Note (b) to the Pro Forma Condensed Consolidated Statement of Operations. These savings relate to
(i) the termination of certain employees due to the efficiency of the PLUS(R) system and integration and consolidation of facilities, (ii) a reduction in warehouse rent expense related to facilities the Company has vacated or will vacate or has negotiated changes in lease terms and (iii) a reduction of other operating costs due to the Company's economies of scale. Management expects to realize additional cost savings beyond the $10,821 and $2,011 specifically identified.

 Sources of Funds

  Net cash flows provided by operating activities were $11.0 million, $17.5 million and $26.4 million for 1994, 1995 and 1996, respectively, and net cash flows used in operating activities was $5.5 million for the three months ended March 31, 1997. The $6.5 million increase from 1994 to 1995 was primarily comprised of a $6.9 million increase in net income and a $3.4 million decrease in working capital offset in part by a $2.7 million decline in extraordinary charges. The $8.9 million increase from 1995 to 1996 was primarily comprised of a $4.7 million increase in depreciation and amortization and a $6.8 million decrease in working capital, offset by a $1.6 million decrease in net income and a $1.3 million decline in extraordinary charges.

  Net cash flows used in investing activities were $13.9 million, $51.3 million, $108.8 million and $31.9 million, for 1994, 1995, 1996 and the three months ended March 31, 1997, respectively. The uses of such cash flows were primarily for acquisitions, capital expenditures and client acquisition expenditures detailed above.

  Net cash flows provided by financing activities were $2.8 million, $34.2 million, $82.9 million and $37.3 million, for 1994, 1995, 1996 and the three months ended March 31, 1997, respectively. In 1994, the Company's previous credit facility was expanded to $120.0 million and included a substantial acquisition facility. In 1995, the Company's previous credit facility was expanded to $170.0 million, including a substantial acquisition facility, and provided funds for the acquisition of PLC Command in Canada. In July 1996, the Company issued $200.0 million of the 1996 Notes and used the net proceeds to retire all of the debt outstanding under the Company's previous credit facility, to purchase certain properties from affiliates of the Company, to redeem stock from a shareholder of the Company, to fund an acquisition and for general corporate purposes. In August 1996, the Company entered into the Credit Facility which provides $100.0 million in U.S. dollar borrowings and Cdn $35.0 million in Canadian dollar borrowings. The amount of U.S. dollar borrowings provided for under the Credit Facility was subsequently increased to $110.0 million. The Credit Facility contains a number of financial and other covenants restricting the Company's ability to incur additional indebtedness and make certain types of expenditures. Covenants in the Indentures governing the 1996 Notes and the Notes also restrict borrowings under the Credit Facility. As of March 31, 1997, after giving effect to the 1997 Acquisitions completed after such date, the Recent Acquisitions and pro forma for the Offerings and the application of the estimated net proceeds therefrom, the Company could have borrowed $66.3 under the Credit Facility. The interest rate on the Credit Facility, pro forma for the Offerings, the 1997 Acquisitions completed after such date and the Recent Acquisitions, would have been 7.7%. Although there can be no assurances, the Company anticipates that subsequent to the Offerings, it will amend its Credit Facility to permit, at the Company's option, an increase in the total availability of U.S. dollar borrowings of up to an aggregate of $150.0 million and to change certain other provisions of the Credit Facility. See "Description of Certain Indebtedness-- Credit Facility."

 Future Capital Needs

  Management believes that cash flow from operations in conjunction with the net proceeds of the Offerings and borrowings under the Credit Facility will be sufficient for the foreseeable future to meet working capital requirements and to make possible future acquisitions and capital expenditures. Depending on the pace and size of future possible acquisitions, the Company may elect to seek additional debt or equity financing. There can be no assurance that the Company will be able to obtain any future financing, if required, or that the terms for any such future financing would be favorable to the Company.

                                   BUSINESS

GENERAL

  The Company is the largest archive records management company in North America, as measured by its 51 million cubic feet of records currently under management. The Company operates a total of 163 records management facilities of which 150 are in the United States, serving 59 markets, including the 16 largest U.S. markets. In addition, the Company operates 13 records management facilities in five of Canada's six largest markets.

  The Company is a full-service provider of records management and related services, enabling customers to outsource their data and records management functions. The Company offers storage for all major media, including paper (which has typically accounted for approximately 95% of the Company's storage revenues), computer tapes, optical discs, microfilm, video tapes and X-rays. In addition, the Company provides next day or same day records retrieval and delivery, allowing customers prompt access to all stored material. The Company also offers other data management services, including customer records management programs, imaging services and records management consulting services.

  The Company believes it is the most technologically advanced records management company in the industry by virtue of its Pierce Leahy User Solution(R) (PLUS(R)) computer system. The PLUS(R) system fully integrates the Company's records management, data retrieval and billing functions on a centralized basis through the use of proprietary, real time software. The PLUS(R) system assists the Company in efficiently managing records in multiple locations for national and local customers, rapidly integrating acquisitions of records management companies and maintaining a low-cost operating structure. The Company serves a diversified group of over 22,000 customer accounts in a variety of industries such as financial services, manufacturing, transportation, healthcare and law. The Company's storage and related services are typically provided pursuant to contracts that include recurring monthly storage fees, which continue until such records are permanently removed (for which the Company charges a fee), and additional charges for services such as retrieval on a per unit basis.

  The Company's revenues and operating income before non-recurring charges (on a pro forma basis as defined herein) for the year ended December 31, 1996 were $167.8 million and $23.4 million, respectively. From 1992 to 1996, the Company's revenues and operating income before non-recurring charges grew at compound annual growth rates of 19.9% and 28.7%, respectively. The Company attributes this growth to the expansion of its business with new and existing companies, which has been primarily driven by the trend towards outsourcing of records management functions by companies and the ongoing consolidation of the fragmented records management industry. The Company has successfully acquired and integrated 26 companies from 1992 to 1996.

  The Company's growth strategy is to expand its business in new and existing markets through (i) targeting new customers, (ii) growing with existing customers and (iii) continuing its acquisition program. The Company has adopted the following approaches to pursue its growth objectives:

  Targeting New Customers. The Company has a dual sales strategy focused on both larger, typically multi-location accounts and smaller accounts, with a dedicated sales force for each. The Company's sales and marketing force has increased from 41 persons at the end of 1995 to 72 persons currently. For large regional and national accounts, the Company believes its national presence, sophisticated systems and low-cost operating structure provide a competitive advantage. These organizations are increasingly outsourcing such noncore activities, which enables their management to focus on their core business and to reduce space requirements and records management costs. For smaller accounts, the Company combines the cost benefits of its centralized systems with quality local service. From 1992 to 1996, the average annual growth rate of cubic feet of storage from new customers was approximately 8%.

  Growing with Existing Customers. The Company services its existing customers through both a centralized customer service organization and local client service representatives. Existing customers typically generate additional records annually which are stored with the Company. From 1992 to 1996, the average annual growth rate of cubic feet of storage from existing customers was approximately 6%.

  Continuing Acquisition Program. The Company believes that the records management industry is highly fragmented and offers substantial opportunity for consolidation. The Company targets potential acquisitions both in the markets it already services and in new markets which it is not yet servicing. From 1992 to 1996, the Company successfully completed and integrated 26 acquisitions, totalling approximately 12.4 million cubic feet of records at the time of acquisition. Since January 1, 1997, the Company has completed eight acquisitions, totalling approximately 7.2 million cubic feet of records at the time of acquisition. As a result of its centralized organizational structure and the PLUS(R) system, the Company has been able to rapidly achieve significant economies of scale in its acquisitions. From 1992 to 1996, the average annual growth rate of cubic feet of storage from acquisitions was approximately 10%. See "--Acquisition and Growth Strategy."

  The Company's growth strategy is supported by an operating strategy which emphasizes providing premium standardized services while maintaining a low-cost operating structure. As a result, the Company's operating income before non-recurring charges as a percentage of total revenues increased from 13.3% in 1992 to 17.7% in 1996 and 13.9% in 1996 on a pro forma basis. The Company expects to continue its growth and enhance its position by implementing its strategy based on the following elements:

  Using Sophisticated Centralized Systems to Provide High Quality Service. In tandem with the Company's centralized customer service organization and local field support personnel, the Company utilizes its PLUS(R) system to provide a high and consistent level of service (24 hours a day, seven days a week) to its customers on a national and local basis, including providing its customers with real-time access to the database. Although PLUS(R) is centralized, the system permits local management flexibility through a variety of pre-programmed options to customize the system and enhance its utility to different types of customers. For example, PLUS(R) offers (i) specialized inventory reporting formats (e.g., by insurance policy, law case file number or mortgage file), (ii) specialized invoicing (e.g., to local division with information reporting to the customer's corporate office, and vice versa, and departmental invoicing), (iii) pre-set inventory review dates based on the assigned retention period for a particular class of document and (iv) authorized users with security passwords.

  Maintaining its Position as a Low-Cost Provider through Economies of Scale. The Company strives to remain a low-cost operator through achieving economies of scale in labor, real estate, transportation, computer systems and administrative expenses. The PLUS(R) system allows the Company to enhance the efficiency of its facilities while reducing fixed and operating costs. This system eliminates the need to designate permanent locations for an individual customer's records within a facility, by using sophisticated bar-coding technology which enables records to be stored wherever space is available and to be positioned within the Company's facilities based on retrieval frequency, thereby reducing labor costs. PLUS(R) is similarly valuable in helping to achieve cost savings in acquisitions.

THE RECORDS MANAGEMENT INDUSTRY

  According to a 1994 study by the Association of Commercial Record Centers (the "ACRC"), an industry trade group with over 500 members, approximately 2,800 companies offer records storage and related services in North America. The Company believes that only 25% of the potential market outsources its records management functions and that approximately 75% is still "unvended," or internally managed. The Company estimates that the North American vended records management industry generates annual revenues in excess of $1.0 billion. Management believes that the industry is highly fragmented, with most industry participants operating on a regional or local basis.

[DRAWING SHOWING FILING SPACE UTILIZATION OF FILE CABINET AND STORAGE BOXES
                                APPEARS HERE]


Filing cabinets are an inefficient way to store inactive records. Professional records management companies can store twice the amount of records in the same amount of space and do so in real estate that is typically substantially less expensive then prime office space.

  Saved documents, or records, generally fall into two categories: active and inactive. Active records refer to information that is frequently referenced and usually stored on-site by the originator. Inactive records are not needed for frequent access, but must be retained for future reference, legal requirements or regulatory compliance.

  Inactive records, which the Company estimates comprise approximately 80% of all records, are the principal focus of the records management industry.

 The Company believes that the records management industry is characterized by the following trends:

 Industry Consolidation. The records management industry is undergoing a period of consolidation as larger, better capitalized industry participants acquire smaller regional or local participants. Management believes that consolidation is primarily driven by the needs of large customers for fully integrated coverage and the ability to realize economies of scale, especially with respect to labor, real estate, transportation and computer systems and administrative expenses. Industry consolidation also provides private owners of smaller records management companies the ability to obtain liquidity.

 Movement Towards Outsourcing. Outsourcing of internal records management functions represents the largest single source of new business for records management companies. The Company believes that as more organizations become aware of the advantages of professional records management, such as net cost reductions and enhanced levels of service, the records management industry will continue to gain a growing portion of the unvended segment. The Company also believes that the establishment of national providers with well-known brand names will help to accelerate this trend.

  Increasing Production of Paper. Increasingly widespread technologies such as facsimiles, copiers, personal computers, laser printers and advanced software packages have enabled organizations to create, copy and distribute documents more easily and broadly. In spite of new "paperless" technologies (including the Internet and "e-mail"), information remains predominantly paper based. Additionally, the cost of storing records on paper is currently less expensive than the cost of converting paper records to, and storing on, other media (e.g., computer media, imaging, microfilm, CD-Rom and optical disc).

  Expanded Record Keeping Needs. While technology has augmented the growth of paper generation, several external forces and concerns have played an important role in organizations' decisions to store and retain access to records. For example, the continued growth of regulatory requirements and the proliferation of litigation has resulted in increased volumes and lengthened holding periods of documents. Retained records are also remaining in storage for extended periods of time because the process of determining which records to destroy is time consuming and often more costly in the short-term than continued storage.

ACQUISITION HISTORY AND GROWTH STRATEGY

  The Company believes that the consolidation trend occurring in the North American records management industry will continue and that acquisitions will remain an important part of the Company's growth strategy. Acquisitions provide the Company with the ability to expand and achieve additional economies of scale. From 1992 to 1996, the Company successfully completed and integrated 26 acquisitions, totaling approximately 12.4 million cubic feet of records at the time of acquisition. Since January 1, 1997, the Company has completed eight acquisitions, totalling approximately 7.2 million cubic feet of records at the time of acquisition. As a result of its substantial acquisition experience, the Company has developed a standardized program through which it integrates acquired companies into its existing infrastructure. In each of these acquisitions, staffing levels were initially reduced with further reductions typically taking place in the following months as general and administrative functions were integrated into the Company's centralized operating system.

  The following table summarizes certain information for each acquisition completed since 1990:

                                                       EXISTING/      DATE OF
ACQUISITION               LOCATION                    NEW LOCATION  ACQUISITION
-----------               --------                    ------------ --------------
Leahy Business Archives   Multiple*                   Existing/New February 1990
Muhlenhaupt Records
 Management               Long Island                 Existing     April 1992
Arcus Data                New York                    Existing     July 1992
File Away                 Baltimore/Washington, D.C.  Existing     July 1992
Taylor Document           Richmond                    New          August 1992
Data Management of
 Tennessee                Nashville                   New          April 1993
Command Records           Chicago                     Existing     June 1994
Fidelity Archives         Philadelphia                Existing     July 1994
ProFilers                 Jacksonville                New          October 1994
Fileminders               Jacksonville                New          October 1994
Vital Archives            New York                    Existing     February 1995
Bestway Archival
 Services                 Miami                       Existing     May 1995
Curtis Archives           Seattle                     New          August 1995
Command Records Service   Canada**                    New          October 1995
AMK Documents             Phoenix                     New          October 1995
Brambles (Ottawa
 Division)                Ottawa                      Existing     March 1996
The File Cabinet          Atlanta                     Existing     March 1996
File Box                  Austin                      New          April 1996
Security Archives         Dallas                      Existing     May 1996
Archives America of San
 Diego                    San Diego                   New          July 1996
Security Archives of
 Denver                   Denver                      New          August 1996
Data Protection Services  Birmingham                  New          September 1996
Info-Stor                 Calgary                     Existing     October 1996
Archives                  Denver                      Existing     October 1996
InTrust                   Denver, Albuquerque,
                          Colorado Springs, Ft. Wayne Existing/New October 1996
Security Archives of Las
 Vegas                    Las Vegas                   New          October 1996
Records Management        Birmingham                  Existing     December 1996
Security Archives &
 Storage Company          Wilmington                  Existing     January 1997
The Records Center        Tampa                       Existing     January 1997
Data Archives             Trenton                     Existing     January 1997
Professional Records
 Storage & Delivery       West Palm Beach             Existing     January 1997
Advanced File Storage
 Systems                  Jacksonville                Existing     April 1997
Records Management
 Services                 Multiple***                 Existing/New April 1997
Austin File Room          Austin                      Existing     May 1997
Corporate Storage         Chicago                     Existing     June 1997

--------
  * Los Angeles, Houston, New York, New Jersey, Boston, Connecticut, Chicago, Dallas and Miami/Ft. Lauderdale.
 ** Toronto, Montreal, Vancouver, Ottawa and Calgary.
*** Chicago, Indianapolis, Cincinnati, Los Angeles, Phoenix, Houston, New York and St. Louis.

  The Company's centralized organizational structure and management information systems are essential elements for both the successful integration of acquired records management operations and the ability of the Company to achieve economies of scale. The rapid conversion of an acquired company's records into the PLUS(R) system and the integration of all corporate functions (order processing, accounting, payroll, etc.) into the Company's corporate organization in an efficient, standardized process allows the Company to realize cost savings as a result of reduced labor and overhead costs and improved facility utilization. The Company also believes that its centralized approach permits better quality measurement and control procedures than a decentralized approach to integrating acquisitions. See "Risk Factors--Risks Associated with Acquisitions."

  The Company targets potential acquisitions both in locations it already services (existing markets) and in new areas which it is not yet servicing. Existing market acquisitions typically provide the highest degree of operating leverage as a result of eliminating redundant overhead, such as overlapping delivery runs, and when economically feasible, consolidating with an existing Company facility in the same market. New market acquisitions allow the Company to both expand its business generally and enhance its ability to serve multi-location customer accounts. These acquisitions are typically either the result of following an existing customer into a new location or are on a more opportunistic basis when an attractive acquisition comes to the attention of the Company. Once in the new area, the Company seeks to obtain records from its existing multi-location customers which may have operations in that area. Additionally, operating in the new locations assists the Company's sales force in more effectively targeting new customers in that area.

  In the past, the Company has relied solely upon cash as consideration for its acquisitions; however, following the Offerings, the Company may also use equity securities or a combination of cash and equity securities to purchase other records management companies.

THE 1997 ACQUISITIONS

  In January 1997, the Company successfully completed and has subsequently integrated four acquisitions with facilities in Wilmington, Tampa, Trenton and West Palm Beach. In April 1997, the Company completed the acquisition of Advanced File Storage Systems with facilities in Jacksonville, Florida and the acquisition of RMS with facilities in Chicago, Indianapolis, Cincinnati, Los Angeles, Phoenix, Houston, New York and St. Louis. The aggregate cash consideration paid for the 1997 Acquisitions was approximately $82.1 million.

RECENT ACQUISITIONS

  In May 1997, the Company completed the acquisition of Austin File Room with facilities in Austin, Texas, and in June 1997, the Company completed the acquisition of Corporate Storage with facilities in Chicago. The aggregate cash consideration paid for the Recent Acquisitions was approximately $6.4 million.

DESCRIPTION OF SERVICES

  The Company's records management services are focused on storage, retrieval and data management of hard copy documents.

 Storage

  Storage revenues have averaged 58% of total revenues during the Company's last five fiscal years. Nearly all of the Company's storage fees are derived from hard copy storage. During 1996, the Company generated 94% of its storage revenues from hard copy storage and 6% from vault storage for special items such as computer tapes, X-rays, films or other valuable items. Storage charges typically are billed monthly on a per cubic foot basis.

  The Company tracks all of its records stored in cartons, from initial pick-up through permanent removal, with the use of its PLUS(R) system. Bar-coded boxes are packed by the customer and transported by the Company's transportation department to the appropriate facility where they are scanned and placed into storage at the locations designated by PLUS(R). At such time, the Company's data input personnel enter the data twice (i.e., double key verifying) to enhance the integrity of the information entered into the system.

  The Company offers secure, climate-controlled facilities for the storage of non-paper forms of media such as computer tapes, optical discs, microfilm, video tapes and X-rays. These types of media often require special facilities due to the nature of the records. The Company's storage fees for non-paper media are higher than for typical paper storage. The Company also provides ancillary services for non-paper records in the same manner as it provides for its hard copy storage operations.

 Service and Product Sales

  The Company's principal services include adding records to storage, temporary removal of records from storage to support a customer's need to review the files, replacing temporarily removed records and permanent withdrawals from storage or destruction of records. Pick-up and delivery of customer records can be tailored to a customer's specific needs and range from standard service (typically requests received by 10:30 a.m. are delivered or picked up that afternoon and requests received by 3:30 p.m. are delivered or picked up the next day) to emergency service (typically within three hours or less). Pick-up and delivery operations are supported by the Company's fleet of over 400 owned or leased vehicles. The Company charges for pick-up and delivery services on a per-unit basis depending on the immediacy of delivery requested.

  A small percentage of the Company's customers manage their records on a file by file basis, allowing the customer direct access and traceability of a specific file (rather than on a box by box basis). The Company provides data entry services to such customers to input the file by file listings into the PLUS(R) system.

  The Company also offers a records destruction service, which provides customers with a secure, controlled program to periodically review and remove records which no longer need to be retained. Although boxes destroyed no longer generate monthly storage fees, the Company charges for the destruction of records and increases its available shelving space as a result. The Company believes its ability to manage destruction programs for customers efficiently through the PLUS(R) system also enhances its ability to attract large accounts.

  In addition to providing traditional storage, customers may contract with the Company to manage their on-site records or file services center. Such management services generally include providing Company personnel to manage the customer's active files (including records storage and tracking) at the customer's facilities, supplemented by off-site storage at the Company's facilities. As part of this service, the Company can use its own internally developed file management software, or maintain the customer's existing system. The Company also provides consulting and other services on an individualized basis, including advisory work for customers setting up in-house records management systems. In addition, the Company sells cardboard boxes and other storage containers to its customers.

CUSTOMER SERVICE

  Customer calls are routed into one of the Company's two centralized customer service departments located in the Company's U.S. and Canadian corporate headquarters. Both customer service departments are staffed and can receive customer calls 24 hours a day, seven days a week. The Company currently employs approximately 70 customer service representatives. Routine pick-up and delivery requests are dispatched directly by customer service representatives to local facilities as directed by PLUS(R).

  PLUS(R), in tandem with a centralized order processing organization and local field support personnel, enables the Company to provide a high and consistent level of service (24 hours a day, seven days a week) to its customers in a cost-effective manner. The centralized order entry system allows (i) efficient workload balancing as the daily "peak" call-in periods can be spread over three time zones, (ii) centralized quality control monitoring to increase delivery of consistent and high-quality service, and
(iii) the employment of Spanish- speaking customer service representatives whose language skills can serve any of the Company's U.S. customers, primarily for its operations in Florida, Texas and California.

  As a complement to its centralized customer service departments, the Company provides client service representatives to work with existing customers at the local level. In addition to maintaining personal contacts with customers, the local client service representatives help meet the Company's customers' changing records management needs through advice in efficient recordkeeping procedures, and, when appropriate, by offering the sale of additional services.

MANAGEMENT INFORMATION SYSTEMS

  The Company believes that PLUS(R), its core management information system, is the most sophisticated records management system in the industry, and provides the Company with a significant customer service and cost advantage in attracting and retaining major accounts with records storage needs in multiple locations and acquiring other records management companies. The Company's centralized customer service and billing functions eliminate the need for redundant functions at individual facilities. In addition, the PLUS(R) system enables the Company to offer its customers full life cycle records management, from file creation to destruction, and coordinates inventory control, order entry, billing, material sales, service activity, accounts receivable and management reporting on a centralized basis. PLUS(R) utilizes database technology, proprietary software and extensive bar coding in a flexible, enterprise-wide, client/server environment.

  During 1993, the Company completed an extensive two and one-half year development program and began to install the PLUS(R) system in each of its facilities. The Company invested approximately $8 million in developing PLUS(R), primarily in conjunction with Andersen Consulting, together with input from Hewlett Packard, Racal, Progress and Symbol Technologies. The system has been designed on a modular basis which provides the Company with the ability to expand the system's capacity as its business grows. The Company also has devised certain backups designed to protect against loss of data and computer failures. Company-wide installation of PLUS(R) commenced at the end of 1993 and was completed during the first quarter of 1995. Since initial development, the Company has also invested an additional $2.1 million to upgrade and expand the capacity of the PLUS(R) system and to further increase its functionality.

  Implementation of the PLUS(R) system has improved the Company's operating efficiency by streamlining a number of its daily work processes:

  . PLUS(R) allows the Company real time access to locate each unit of a customer's records, regardless of geographic location, through an enterprise-wide, shared database and to centrally receive and dispatch pick-up and delivery orders to the appropriate location for processing. Management believes that no other records management system in the industry offers such real time access for multiple locations.

  . The PLUS(R) system reduces the number of employees required to handle the inbound/outbound movement of boxes through the use of sophisticated algorithms which allow archive employees to process multiple customer requests in an efficient manner.

  . PLUS(R) facilitates the integration of acquired records management companies in an efficient, standardized process. By converting the acquired company's records into the PLUS(R) system, the Company is able to reduce the labor and overhead costs associated with the acquisition, resulting in cost savings.

  . The PLUS(R) system assists the Company in efficiently utilizing its storage space by eliminating the need for permanent locations for individual records. At any one time, approximately 2% of total cubic feet of records managed by the Company are temporarily returned to customers, freeing up storage space which PLUS(R) enables the Company to use productively. When a box is temporarily returned to a customer, a new box may be placed in the original box's location. Upon return of the original box to the Company, PLUS(R) automatically assigns the box a new location within a facility in the market in which the Company determines to store the box.

  PLUS(R) offers several additional features which enhance the Company's customer support functions. The system is continuously updated when any account activity is undertaken, providing customers with real time access to information regarding box location and retrievals. The PLUS(R) system is flexible and allows the Company to design and implement customized records management solutions for various industries utilizing a set of standardized options. The PLUS(R) system's on-line customer support network allows certain customers to place orders for both records storage and retrieval directly from their own in-house terminals resulting in a more efficient system of records management. PLUS(R) can also perform sophisticated searches to locate inventory items even when the customers do not have the specific number of the box they are seeking. In addition, the Company has recently initiated a trial program, PLUS(R) Link, which is designed to transfer information directly between the Company's centralized database and a customer's local file room.

  In marketing its services, the Company believes it can point to the following direct benefits to a customer of the PLUS(R) system:

  . Through the PLUS(R) system central data base, a customer is able to obtain real time access to any file listing which is stored in any location. In addition to the benefits of immediate access to file listing information, this centralized data base is likely to reduce the time required to locate a file that a client might have stored in one of several locations.

  . With PLUS(R), a file can be retained in any Company warehouse and delivered only if and when it is needed at a specific location. Customers with multiple locations typically do not have large enough records management requirements to justify their own dedicated warehouse in each area. In order to increase the efficiency of warehouse facilities, such companies sometimes require operations in disparate locations to ship their records to a central or a regional warehouse. This process increases the costs as such companies must pay to ship files a substantial distance to inactive storage and incur additional costs, and typically time delay, to subsequently return the files to the initial location.

  . Through utilization of the PLUS(R) system, customers eliminate the need for expensive in-house computer systems and programming support staff to maintain an inventory management system. Companies which store their own records typically cannot achieve the economies of scale available to the Company.

SALES AND MARKETING

  During the past five years, the Company has invested significant effort in developing its sales and marketing department, which is comprised of 72 employees in the United States and Canada, excluding any additions that may result from the acquisition of RMS. Sales representatives are trained to sell a "total systems approach," in which a customer's records management requirements are surveyed and evaluated in order to determine the file management system which best meets the customer's needs and offer recommendations on how to implement such a system. From 1992 to 1996, the Company's sales representatives secured over 3,600 new customer accounts comprising over 8.5 million cubic feet of records from new accounts.

                          NEW CUSTOMER ACCOUNT GROWTH

           [BAR GRAPH OF NEW CUSTOMER ACCOUNT GROWTH APPEARS HERE]*

                     Cubic feet in millions: 1994 - 1,038
                                             1995 - 2,018
                                             1996 - 2,994

*For the first twelve months after the establishment of a customer account, records added to such account are classified as additions to new customer accounts in the period in which they are received.

  The Company's sales and marketing department is divided into five regions:
Northeast; South; Midwest; West; and Canada. The Company's Vice President, Sales and Marketing directs five regional sales managers who are each responsible for one of the regions. In addition, the Company's sales force is divided between sales representatives who focus on large accounts which are frequently multi-location and a recently expanded group of sales representatives who focus on smaller, single-location customers. The sales force is primarily compensated on a commission basis with incentives tied to the Company's sales goals. The Company also uses telemarketing, direct response and print advertising to assist in its marketing programs.

CUSTOMERS

  The Company serves a diversified group of over 22,000 customers accounts in a variety of industries, including financial services, manufacturing, transportation, healthcare and law. The Company tracks customer accounts, which are based on invoices. Accordingly, depending on how invoices have been arranged at the request of a customer, one customer may have multiple customer accounts. None of the Company's customers accounted for more than 3% of the Company's total revenues during any of the last three years. The Company services all types of customers from small to medium size companies (such as professional groups and law firms that often have one location) to Fortune 500 companies that have operations in multiple locations. The Company provides records management services to approximately one-half of the Fortune 500 companies and has 49 customers with over 100,000 cubic feet of records under management with the Company. Larger companies with multiple locations that have performed their own records management services to date are a principal focus for new customers by the Company. The Company believes that its presence in multiple locations in conjunction with the PLUS(R) system enable it to provide the sophisticated file management services frequently required by such customers.

  The Company's contracts with larger, typically multi-location customers usually provide for an initial term of five or more years, and contracts with other customers typically provide for initial terms of one or two years. Both types of contracts generally provide for annual renewals thereafter (with either party having the right to terminate the contract). Customers are generally charged monthly storage fees until their records are destroyed or permanently removed, for which fees are charged. In addition, services such as file retrieval are separately charged. During 1996, approximately 3% of cubic feet of records under management by the Company were permanently removed (other than as part of an organized records destruction program). The Company believes this relatively low attrition rate is due to a number of factors, including satisfaction with the Company's services as well as the effort and expense of transferring records to another service provider or back in-house.

FACILITIES

  The Company operates a total of 163 records management facilities of which 150 are in the United States, serving 59 markets, including the 16 largest U.S. markets, and 13 facilities in Canada serving five of Canada's six largest markets. Of the 10.3 million square feet of floor space (representing over 75 million cubic feet of storage capacity) in the Company's records storage facilities, approximately 36% and 64% (41% and 59% on a cubic footage basis) are in owned and leased facilities, respectively. The Company's facilities are located as follows:

                                                         RECORDS
                                                        MANAGEMENT  CUBIC FEET
               REGION                                   FACILITIES OF CAPACITY
               ------                                   ---------- ------------
United States
  Southern Region......................................        27   7.5 million
   (includes Alabama, Florida,
   Georgia, North Carolina and
   Tennessee)
  Northern Region......................................        48  39.4 million
   (includes Connecticut, Delaware,
   Maryland, Massachusetts, New Jersey,
   New York, Ohio, Pennsylvania and
   Virginia)
  Midwest Region.......................................        55  17.1 million
   (includes Colorado, Illinois,
   Indiana, Michigan, Missouri,
   New Mexico and Texas)
  Western Region.......................................        20   5.5 million
   (includes Arizona, California,                       ---------  ------------
   Nevada and Washington)
    Total U.S..........................................       150  69.5 million
Canada.................................................        13   6.1 million
   (includes Calgary, Montreal, Ottawa,                 ---------  ------------
   Toronto and Vancouver)
    Total..............................................       163  75.6 million
                                                        =========  ============

  In response to certain opportunities that arose, the Company has made significant new facility investments, substantially increasing the Company's available storage capacity in its Northeast region. During 1995, the Company purchased a storage facility in New Jersey with 12 million cubic feet of storage capacity and leased (with an option to purchase) a storage facility in Massachusetts with five million cubic feet of storage capacity. The Company is in the process of consolidating certain individual warehouses into these facilities and will consolidate other warehouses over the next two or three years as existing leases expire. The addition of these facilities provides the Company with substantial excess storage capacity in such region and is expected to satisfy the Company's facility expansion requirements in its Northeast region for several years. The Company intends to consolidate facilities in other locations when appropriate. Primarily as a result of the new facilities in New Jersey and Massachusetts, warehouse utilization has declined to approximately 67% from historical levels of 70% to 80%.

COMPETITION

  The Company competes with numerous records management companies in all geographic areas in which it operates. The Company believes that competition for customers is based on price, reputation for reliability, quality of service and scope and scale of technology, and believes that it generally competes effectively based on these factors. Management believes that, except for Iron Mountain Incorporated, all of these competitors have records management revenues significantly lower than those of the Company. The Company believes that the trend towards consolidation in the industry will continue, and the Company also faces competition in identifying attractive acquisition candidates. In addition, the Company faces competition from the internal document handling capability of its current and potential customers.

  The substantial majority of the Company's revenues are derived from the storage of paper records and from related services. Alternative technologies for generating, capturing, managing, transmitting and storing information have been developed, many of which require significantly less space than paper. Such technologies include computer media, microforms, audio/video tape, film, CD-Rom and optical disc. Management believes that conversion of paper documents into these smaller storage media is currently not cost-effective for inactive records, primarily due to the high labor cost of preparing and converting the documents for imaging.

EMPLOYEES

  As of June 15, 1997, the Company had 2,026 employees, including 245 employees in Canada. None of the Company's employees is covered by a collective bargaining agreement. Management considers its employee relations to be good.

INSURANCE

  The Company carries comprehensive property insurance covering replacement costs of real and personal property. Subject to certain limitations and deductibles, such policies also cover extraordinary expenses associated with business interruption and damage or loss from fire, flood or earthquakes (in certain geographic areas), and losses at the Company's facilities up to approximately $225 million.

ENVIRONMENTAL MATTERS

  The Company's properties and operations may be subject to liability under various environmental laws, regardless of fault, for the investigation, removal or remediation of soil or groundwater, on or off-site, resulting from the release or threatened release of hazardous materials, as well as damages to natural resources. The owner or operator of contaminated property may also be subject to claims for damages and remediation costs from third parties based upon the migration of any hazardous materials to other properties.

  At certain of the properties owned or leased by the Company, petroleum products or other hazardous materials, are or were stored in USTs. Some formerly used USTs have been removed; others were abandoned in place. The Company believes all of the USTs are registered, where required under applicable law. The Company also is aware of the presence in some of its facilities of ACMs, but believes that no action is presently required to be taken as a result of such material.

  At the Company's New Jersey facility, certain contamination has been discovered resulting from operations of the prior owner thereof. The prior owner, which has agreed to be responsible for the cost of such remediation, is completing remediation of the property under a consent order with the New Jersey Department of Environmental Protection ("NJDEP"). The prior owner has posted a $1.1 million letter of credit with the NJDEP. The Company has purchased an environmental liability insurance policy covering the cleanup costs to the Company, if any, resulting from any on- or off-site environmental condition existing at the time of the Company's acquisition of this property, with a $250,000 deductible and policy limits of $4 million per occurrence/$8 million in the aggregate, provided the claim first arises during the term of the policy, which is August 10, 1995 through August 11, 1998.

  The Company has not received any written notice from any governmental authority or third party asserting, and is not otherwise aware of, any material noncompliance, liability or claim under environmental laws applicable to the Company other than as described above. No assurance can be given that there are no environmental conditions for which the Company may be liable in the future or that future regulatory action, or compliance with future environmental laws, will not require the Company to incur costs that could have a material adverse effect on the Company's financial condition or results of operations.

LEGAL PROCEEDINGS

  The Company is involved in litigation from time to time in the ordinary course of its business. In the opinion of management, no material legal proceedings are pending to which the Company, or any of its property, is subject.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  Set forth below is certain information regarding the Company's directors, executive officers and other significant management personnel:

                 NAME                 AGE POSITION
                 ----                 --- --------
 Leo W. Pierce, Sr...................  78 Chairman of the Board
 J. Peter Pierce.....................  51 President, Chief Executive Officer and
                                           Director
 Douglas B. Huntley..................  37 Vice President, Chief Financial Officer and
                                           Director
 Joseph A. Nezi......................  50 Vice President, Sales and Marketing
 David Marsh.........................  48 Vice President, Chief Information Officer
 Ross M. Engelman....................  33 Vice President, Operations--South
 J. Michael Gold.....................  37 Vice President, Operations--Northeast
 Christopher J. Williams.............  38 Vice President, Operations--West
 Leo W. Pierce, Jr...................  52 Vice President, Contracts Administration
                                           and Director
 Michael J. Pierce...................  47 Vice President, Equipment Sales and
                                           Distribution Group and Director
 Raul A. Fernandez...................  46 Vice President, Information Services
 Joseph P. Linaugh...................  47 Vice President, Treasurer
 Thomas Grogan.......................  42 Vice President and Controller
 Ronald P. Muhlenhaupt...............  42 Vice President, Assistant to the President
 Lisa G. Goldschmidt.................  29 General Counsel
 Alan B. Campell.....................  46 Director
 Delbert S. Conner...................  67 Director

  Leo W. Pierce, Sr. has served as Chairman of the Board of the Company since its formation in 1957. Mr. Pierce served as the Chief Executive Officer of the Company from formation to January 1995 and as its President from formation to January 1984. Prior to forming the Company, Mr. Pierce was a sales representative for Lefebure Corporation and an accountant for Price Waterhouse. Mr. Pierce holds a B.A. degree from St. John's University.

  J. Peter Pierce has served as President and Chief Executive Officer of the Company since January 1995 and has been a director since the early 1970s. Mr. Pierce served as President and Chief Operating Officer of the Company from January 1984 to January 1995, prior to which time he served in various other capacities with the Company, including as Vice President of Operations, General Manager of Connecticut, New York and New Jersey and Sales Executive. Mr. Pierce attended the University of Pennsylvania and served in the United States Marine Corps.

  Douglas B. Huntley has served as Chief Financial Officer since January 1994 and as a director of the Company since September 1994. From May 1993 until December 1993, Mr. Huntley served as Assistant to the President of the Company. From August 1989 to March 1993, he was an Executive Advisor and a Project Manager of Rockwell International in connection with a multi-billion dollar NASA contract. Prior thereto, Mr. Huntley was an accountant for Deloitte Haskin & Sells. Mr. Huntley holds a B.S. degree from Bucknell University and an M.B.A. from the University of Pennsylvania, Wharton School of Business and is a Certified Public Accountant.

  Joseph A. Nezi has served as Vice President, Sales and Marketing of the Company since September 1991. From July 1990 to September 1991, Mr. Nezi was the Vice President, Sales and Marketing of Delaware Valley Wholesale Florist where he was responsible for the sales and marketing of a firm with $30 million of sales. Prior thereto, Mr. Nezi was the President and General Manager of Pomerantz and Company following 17 years in various sales positions of increasing responsibility with Xerox. Mr. Nezi holds a B.A. degree from Villanova University.

  David Marsh has served as Vice President and Chief Information Officer of the Company since January 1995 and was Assistant to the President of the Company from November 1994 to December 1994. From August 1986 to May 1994, Mr. Marsh was Manager--Corporate Relations for the Massachusetts Institute of Technology where he was responsible for the management and development of MIT's relationships with U.S. and European information technology, communications and service companies. Prior to August 1986, Mr. Marsh held positions as President of MEA Management Systems, Director of Corporate Strategic Planning with Public Service Company of New Hampshire, Senior Consultant with Booz, Allen & Hamilton and Second Vice President with the Chase Manhattan Bank. Mr. Marsh holds a B.S. degree from University of Salford, U.K. and S.M. degrees in Management and Nuclear Engineering from MIT.

  Ross M. Engelman has served as Vice President, Operations--South since October 1994. From June 1993 to October 1994, Mr. Engelman was Vice President, Information Systems and from September 1991 to June 1993, he was Assistant to the President of the Company. From August 1985 to September 1991, Mr. Engelman was a management consultant with Andersen Consulting. Mr. Engelman holds a B.S.E. degree from the University of Pennsylvania, Wharton School of Business.

  J. Michael Gold has served as Vice President, Operations--Northeast of the Company since June 1993. Prior thereto, Mr. Gold was Vice President, Operations from February 1992 to June 1993, Vice President, New York Metropolitan Region from January 1990 to February 1992 and General Manager of the New Jersey Archive from April 1985 to February 1989. Prior to joining the Company, Mr. Gold was the Budget Administration Manager for SmithKline Beecham. Mr. Gold holds a B.A. degree from Villanova University.

  Christopher J. Williams has served as Vice President, Operations--West since June 1993. From February 1992 to June 1993, Mr. Williams was the Company's Vice President, Information Services. Prior thereto, Mr. Williams held a number of additional positions with the Company since he joined it in 1980, including most recently as General Manager of the New York Archive and Regional Vice President--New England. Mr. Williams holds a B.S. degree from Western New England College.

  Leo W. Pierce, Jr. has served as Vice President, Contract Administration of the Company since January 1990 and as a director since the early 1970s. Mr. Pierce has been affiliated with the Company since its inception in various capacities, including as manager of the Philadelphia Archive and Vice President, Facilities Management. Mr. Pierce holds a B.A. degree from LaSalle University.

  Michael J. Pierce has served as Vice President, Equipment Sales and Distribution Group of the Company since February 1990 and as a director since the early 1970s. Mr. Pierce has been affiliated with the Company since its inception in various sales capacities. Mr. Pierce attended Temple University and served in the United States Army.

  Raul A. Fernandez has served as Vice President, Information Systems of the Company since February 1990. From March 1988 to February 1990, Mr. Fernandez was Director of Information Systems. Prior to joining the Company, Mr. Fernandez was employed by RCA Pictures Division and Sperry-Unisys as District Manager. Mr. Fernandez holds a B.A. degree from Kings College.

  Joseph P. Linaugh has served as Vice President and Treasurer of the Company since January 1994. From January 1990 to December 1993, Mr. Linaugh served as Vice President, Chief Financial Officer and a director of the Company. Prior to joining the Company, Mr. Linaugh worked in various financial positions with private and publicly held companies and for Laventhol & Horwath in public accounting. Mr. Linaugh holds a B.S. degree from LaSalle University and is a Certified Public Accountant.

  Thomas Grogan has served as Vice President and Controller of the Company since January 1994. From April 1985 to December 1993, Mr. Grogan was the Company's Vice President of Finance and Administration. Prior to joining the Company, Mr. Grogan worked for Dunn, Dunn and Associates in public accounting from May 1979 to March 1985 and in private industry from June 1977 to April 1979. Mr. Grogan holds a B.S. degree from Widener College and is a Certified Public Accountant.

  Ronald P. "Rip" Muhlenhaupt has served as Vice President, Assistant to the President since October 1994, with responsibility for the Customer Response Group and corporate communications, as well as company-wide training and education initiatives for both customers and staff. From April 1992 to October 1994, Mr. Muhlenhaupt was Vice President, Corporate Development. Mr. Muhlenhaupt provided service as Creative Consultant from November 1989 to April 1992 when he joined the Company upon the acquisition, by Pierce Leahy, of the records management division of his family-owned business, The Muhlenhaupt Corporation, where he was President. Mr. Muhlenhaupt holds a B.S. degree from Fairfield University.

  Lisa G. Goldschmidt has served as General Counsel of the Company since October 1995. From September 1992 to October 1995, Ms. Goldschmidt was an attorney at Reed Smith Shaw & McClay. Ms. Goldschmidt holds a B.A. and a J.D. degree from the University of Pennsylvania.

  Alan B. Campell has served as a director of the Company since September 1994. Mr. Campell is one of the founders of Campell Vanderslice Furman, an investment banking firm, and has been a Managing Director of the firm since its formation in 1986. Prior thereto, Mr. Campell was a Vice President at Chase Manhattan Bank, N.A. Mr. Campell holds a B.A. degree from Brown University and an M.A. from the University of Southern California.

  Delbert S. Conner has served as a director of the Company since September 1990. Since May 1995, Mr. Conner has served as the Vice Chairman of USCO Distribution Services, Inc. on a semi-retired basis. From January 1994 through April 1995, he was the Vice Chairman of USCO on a full-time basis and its President and Chief Executive Officer from February 1983 to December 1993. Mr. Conner holds a B.S. degree from Bryant College.

  Messrs. J. Peter Pierce, Leo W. Pierce, Jr. and Michael J. Pierce are brothers. Leo W. Pierce, Sr. is their father. For purposes of the above biographical information, the Company includes L.W. Pierce Company, Inc., the predecessor to the Company. See "The Company."

BOARD OF DIRECTORS

  As of the closing of the Offerings, the Company's Board of Directors will be classified into three classes with staggered three-year terms, each class to contain as nearly as possible one-third of the number of members of the Board. One class of directors will be elected for a three-year term at each annual meeting of shareholders commencing in 1998. It is currently contemplated that within 90 days after the closing of the Offerings, Leo W. Pierce, Jr. and Michael J. Pierce will resign and the Board of Directors will add one or two independent directors to the Board. The terms of J. Peter Pierce, Michael J. Pierce and Alan B. Campell will expire at the 1998 annual meeting of shareholders; the terms of Douglas B. Huntley and Delbert S. Conner will expire at the 1999 annual meeting of shareholders; and the terms of Leo W. Pierce, Sr. and Leo W. Pierce, Jr. will expire at the 2000 annual meeting of shareholders.

  The Company's Board of Directors has a Compensation Committee, which prior to the Offerings has been comprised of Leo W. Pierce, Sr., J. Peter Pierce and Alan B. Campell. The Compensation Committee recommends to the Board both salary levels and bonuses for the officers of the Company. The Compensation Committee also reviews and makes recommendations with respect to the Company's existing and proposed compensation plans, and serves as the committee responsible for administrating the Company's Nonqualified Option Plan (as hereinafter defined).

  Following the Offerings, the Board of Directors intends to reconstitute the Compensation Committee and establish an Audit Committee, each of which will be comprised of two or more directors. It is anticipated that the Compensation Committee and the Audit Committee will be comprised of Mr. Conner and a second nonemployee director. The Compensation Committee is expected to determine compensation for executive officers of the Company and administer the Company's stock option plans. The Audit Committee is expected to recommend the appointment of the Company's independent public accountants and review the scope and results of audits and internal accounting controls.

  All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with meetings of the Board of Directors. Mr. Conner also receives $3,500 for each meeting of the Board of Directors which he attends. No other director receives separate compensation for services rendered as a director. It is currently anticipated that any other outside directors added to the Board of Directors will be compensated similarly to Mr. Conner, although the Board may in the future consider using stock options or a combination of cash and stock options to compensate outside directors.

EXECUTIVE COMPENSATION

  The following table sets forth the compensation received by the Company's Chief Executive Officer and the five other highest paid executive officers (together with the Chief Executive Officer, the "Named Executive Officers") for services to the Company in 1995 and 1996.

                          SUMMARY COMPENSATION TABLE

                                                                        LONG-TERM
                                                                       COMPENSATION
                                           ANNUAL COMPENSATION            AWARDS
                                      -------------------------------- ------------
                                                             OTHER      SECURITIES
            NAME AND                                         ANNUAL     UNDERLYING   ALL OTHER
       PRINCIPAL POSITION        YEAR  SALARY   BONUS     COMPENSATION   OPTIONS    COMPENSATION
       ------------------        ---- -------- -------    ------------ ------------ ------------
J. Peter Pierce................. 1996 $251,485 $93,400        --             --      $6,967(a)
 President and Chief Executive   1995  186,800  93,400        --             --       6,681(a)
 Officer
Ross M. Engelman................ 1996  130,500  65,000        --          54,014      5,216(b)
 Vice President, Operations--
 South                           1995  130,422  65,000        --          90,024      4,830(b)
J. Michael Gold................. 1996  130,000  65,000        --          54,014      3,739(c)
 Vice President, Operations--    1995  129,905  65,000        --          90,024      3,417(c)
 Northeast
Douglas B. Huntley.............. 1996  130,000  65,000        --          54,014      5,231(d)
 Vice President and Chief        1995  129,520  65,000        --          90,024      4,802(d)
 Financial Officer
Joseph A. Nezi.................. 1996  130,000  92,370(e)     --          32,068      6,256(f)
 Vice President, Sales and       1995  133,020  97,841(e)     --          90,024      5,748(f)
 Marketing
Christopher J. Williams......... 1996  130,000  65,000        --          54,014      5,339(g)
 Vice President, Operations--
 West                            1995  129,905  65,000        --          90,024      5,089(g)

--------
(a) Included in such amounts for 1996 and 1995, respectively, are $2,268 and $2,310 representing an employer match under the 401(k) Plan (as defined herein), $1,699 and $1,371 in net premiums for a guaranteed term life insurance policy on behalf of Mr. Pierce and $3,000 and $3,000 representing contributions made by the Company under the Profit Sharing Plan (as defined herein).
(b) Included in such amounts for 1996 and 1995, respectively, are $2,249 and $2,107 representing an employer match under the 401(k) Plan, $158 and $98 in net premiums for a guaranteed term life insurance policy on behalf of Mr. Engelman and $2,809 and $2,608 representing contributions made by the Company under the Profit Sharing Plan.
(c) Included in such amounts for 1996 and 1995, respectively, are $750 and $700 representing an employer match under the 401(k) Plan, $191 and $119 in net premiums for a guaranteed term life insurance policy on behalf of Mr. Gold and $2,798 and $2,598 representing contributions made by the Company under the Profit Sharing Plan.
(d) Included in such amounts for 1996 and 1995, respectively, are $2,250 and $2,093 representing an employer match under the 401(k) Plan, $191 and $119 in net premiums for a guaranteed term life insurance policy on behalf of Mr. Huntley and $2,790 and $2,590 representing contributions made by the Company under the Profit Sharing Plan.

(e) Includes $27,370 and $32,842 paid as commissions in 1996 and 1995, respectively.
(f) Included in such amounts for 1996 and 1995, respectively, are $2,260 and $2,310 representing an employer match under the 401(k) Plan, $996 and $438 in net premiums for a guaranteed term life insurance policy on behalf of Mr. Nezi and $3,000 and $3,000 representing contributions made by the Company under the Profit Sharing Plan.
(g) Included in such amounts for 1996 and 1995, respectively, are $2,250 and $2,066 representing an employer match under the 401(k) Plan, $191 and $125 in net premiums for a guaranteed term life insurance policy on behalf of Mr. Williams and $2,898 and $2,898 representing contributions made by the Company under the Profit Sharing Plan.

OPTION GRANTS IN 1996

  The following table sets forth certain information concerning stock options granted to the Named Executive Officers during 1996 (all of which were granted on January 1, 1996) after giving effect to the Stock Recapitalization.

                                      INDIVIDUAL GRANTS
                         --------------------------------------------
                                                                       POTENTIAL REALIZABLE
                         NUMBER OF                                       VALUE AT ASSUMED
                         SECURITIES  % OF TOTAL                        ANNUAL RATES OF STOCK
                         UNDERLYING   OPTIONS                         PRICE APPRECIATION FOR
                          OPTIONS    GRANTED TO  EXERCISE                 OPTION TERM(B)
                          GRANTED   EMPLOYEES IN   PRICE   EXPIRATION -----------------------
      NAME                 (#)(A)       1996     ($/SHARE)    DATE        5%          10%
      ----               ---------- ------------ --------- ---------- ----------- -----------
J. Peter Pierce.........      --         --          --       --              --          --
Ross M. Engelman........   54,014       15.0%      $5.86       *      $   199,145 $   504,673
J. Michael Gold.........   54,014       15.0        5.86       *          199,145     504,673
Douglas B. Huntley......   54,014       15.0        5.86       *          199,145     504,673
Joseph A. Nezi..........   37,068       10.3        5.86       *          136,668     346,344
Christopher J.
 Williams...............   54,014       15.0        5.86       *          199,145     504,673

--------
 *The options have no specified expiration date.
(a) All options were granted under the Nonqualified Option Plan. The options vest in five equal annual installments commencing on the first anniversary of the date of grant, and vested options become exercisable on the earlier of ten years from the date of grant or the date the Company is no longer a Subchapter S corporation. The Company may make loans with respect to vested options. See "--Stock Incentive Plan."
(b) Illustrates the value that might be received upon exercise of options immediately prior to the assumed expiration of their term at the specified compounded rates of appreciation based on the market price for the Common Stock when the options were granted. At the time of grant, there was no established trading market for the Common Stock and, accordingly, the market price is based upon the formula set forth in the Nonqualified Option Plan which is based upon a multiple of EBITDA, as well as the amount of cash, cash equivalents, outstanding indebtedness and other obligations of the Company. Since the options granted to the Named Executive Officers do not have a specified expiration date, for purposes of calculating the assumed appreciation, the options have been deemed to expire ten years from the date of grant.

STOCK OPTION EXERCISES AND HOLDINGS

  The following table sets forth the value of options held by each of the Named Executive Officers at December 31, 1996 after giving effect to the Stock Recapitalization. None of the Named Executives exercised any options during 1996.

                    AGGREGATED OPTION EXERCISES IN 1996 AND
                      OPTION VALUES AT DECEMBER 31, 1996

                                                   NUMBER OF SECURITIES
                                                  UNDERLYING UNEXERCISED        VALUE OF UNEXERCISED
                                                        OPTIONS AT            IN-THE-MONEY OPTIONS AT
                            SHARES                  DECEMBER 31, 1996           DECEMBER 31, 1996(A)
                         ACQUIRED ON   VALUE   ---------------------------- ----------------------------
       NAME              EXERCISE (#) REALIZED EXERCISABLE/UNEXERCISABLE(B) EXERCISABLE/UNEXERCISABLE(B)
       ----              ------------ -------- ---------------------------- ----------------------------
J. Peter Pierce.........     --         --              --/--                          --/--
Ross M. Engelman........     --         --              --/144,038                     --/$0
J. Michael Gold.........     --         --              --/144,038                     --/ 0
Douglas B. Huntley......     --         --              --/144,038                     --/ 0
Joseph A. Nezi..........     --         --              --/127,092                     --/ 0
Christopher J.
 Williams...............     --         --              --/144,038                     --/ 0

--------
(a) There was no established market for the Common Stock as of December 31, 1996, and, accordingly, the values are based on the exercise price of options granted on January 1, 1997 in accordance with the formula set forth in the Nonqualified Option Plan.
(b) As of December 31, 1996, none of the options were exercisable although of such totals, options to purchase 46,812 shares of Common Stock were vested for each of Messrs. Engelman, Gold, Huntley and Williams and options to purchase 43,423 shares of Common Stock were vested for Mr. Nezi. Pursuant to the terms of the Nonqualified Option Plan, vested options become exercisable on the earlier of ten years from the date of grant or the date the Company is no longer a Subchapter S corporation. The vested options set forth above became exercisable upon the termination of the Company's status as a Subchapter S corporation in connection with the Offerings.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Prior to the Offerings, the Compensation Committee of the Board of Directors has been comprised of Leo W. Pierce, Sr., J. Peter Pierce and Alan B. Campell. Leo W. Pierce, Sr. is the former Chief Executive Officer and President of the Company and J. Peter Pierce is the Company's Chief Executive Officer and President.

  In August 1996, the Company purchased for $14.9 million all of the interests of the two partnerships owned by members of the Pierce family in six facilities previously leased to the Company and 16 facilities previously subleased, as well as minority interests in five other properties currently leased by the Company. The purchase price was based on third party appraisals or the recent acquisition price for the six facilities and management's estimates of the value of the leasehold and minority ownership interests based on the net present value of the cash flows generated by such interests. The leases and subleases were entered into during the period from March 1980 to April 1995. The aggregate rental payments for the leases and subleases were $7,658,000, $8,201,000 and $4,624,000 in 1994, 1995 and the portion of 1996 prior to the purchase, respectively.

  The Company also leases from four separate limited partnerships its corporate headquarters in King of Prussia, Pennsylvania and its facilities in Suffield, Connecticut, Orlando, Florida and Charlotte, North Carolina. J. Peter Pierce, the Company's President and Chief Executive Officer, is the general partner of three of the limited partnerships and members of the Pierce family and certain other officers and directors of the Company and their affiliates own substantial limited partnership interests in each of the four limited partnerships. The lease on the Company's corporate headquarters expires on April 30, 2003, without any renewal options. The leases for the Suffield, Orlando and Charlotte facilities terminate on December 31, 2005, October 31, 2004 and August 31,

2001, respectively. Each of such leases contains two five-year renewal options. The aggregate rental payments by the Company for such properties during 1994, 1995 and 1996 were $531,000, $773,000 and $894,000, respectively.

  The Company believes that the terms of its leases with the related parties are as favorable to the Company as those generally available from unaffiliated third parties. There are no plans by the Company to lease additional facilities from officers, directors or other affiliated parties.

  In December 1993, the Company's Chairman, Leo W. Pierce, Sr., advanced $80,000 to the Company. The Company repaid the loan, together with interest at 7%, in three equal installments in December 1994, December 1995 and May 1996. In July, 1996, the Company redeemed 100 shares of voting Class A Common Stock (equivalent to 105,910 shares of Common Stock after the Stock Recapitalization) from Mr. Pierce for an aggregate price of $1.45 million, which price was based on the Company's EBITDA. The Company had previously undertaken to pay $60,000 per year for a five-year period to Mr. Pierce's spouse upon his death. The Company replaced this arrangement by providing an annual pension in the amount of $96,000 to Mr. Pierce and then to his spouse, if she survives him.

  The Company has entered into a tax indemnification agreement with the current shareholders of the Company which provides for: (i) the distribution to such shareholders of cash equal to the product of the Company's taxable income for the period from January 1, 1997 until the date the Offerings are completed and the sum of the highest effective federal and state income tax rate applicable to any current shareholder (or in the case of shareholders that are trusts, any beneficiaries), less any prior distributions to such shareholders to pay taxes for such period, and (ii) an indemnification of such shareholders for any losses or liabilities with respect to any additional taxes (including interest, penalties and legal fees) resulting from the Company's operations during the period in which it was a Subchapter S corporation.

  Alan B. Campell is a managing director of Campell Vanderslice Furman ("CVF"), an investment banking firm that has provided investment banking services to the Company since 1992. Mr. Campell became a director of the Company in 1994. During 1994, 1995 and 1996, the Company paid CVF $0.8 million, $0.7 million and $0.8 million, respectively, with respect to investment banking services. CVF will receive a fee estimated to be approximately $1.8 million in connection with the Offerings.

STOCK INCENTIVE PLAN

  The Company established a Nonqualified Stock Option Plan (the "Nonqualified Option Plan") in September 1994 to provide incentives to Key Employees (defined below) who contribute significantly to the strategic and long-term performance objectives and growth of the Company. The Nonqualified Option Plan is administered by the Compensation Committee of the Board of Directors.

  The Nonqualified Option Plan provides for the issuance of stock options not intended to qualify as incentive stock options under Section 422 of the Code ("NQSOs") to "Key Employees," defined as employees of the Company who are members of a select group of management or highly compensated employees. As of December 31, 1996, there were nine Key Employees. Under the Nonqualified Option Plan, options exercisable for an aggregate of 380,217 shares of Common Stock are available for grant. The exercise price per share of Common Stock of options granted under the Nonqualified Option Plan shall be equal to or greater than the fair market value of the Common Stock as of the last day of the calendar quarter coinciding with or immediately preceding the date of the grant. Options granted under the Nonqualified Option Plan become exercisable, to the extent they are vested, at the earlier of the tenth anniversary of the date of grant or the date the Company is no longer a Subchapter S corporation.

  The Board, in its sole discretion, may direct the Company to make a loan to a Key Employee whose Vested Percentage (defined below) with respect to one or more stock options is at least 60%. The maximum amount of any such loan shall be 25% of the amount which would be payable to the Key Employee had he terminated employment other than on account of death or total and permanent disability as of the date of the loan as set forth in the following paragraph. Vested Percentage is based upon the options vesting in five equal annual installments commencing on the first anniversary of the date of grant; provided, however, that 100% shall be deemed to be vested in the case of a Key Employee who terminates employment on account of death or total and permanent disability.

  If a Key Employee's employment is terminated for any reason, each stock option which has not been exercised shall terminate; provided, however, that if a Key Employee terminates employment after the Class B Common Stock has become readily tradeable in an established securities market, other than pursuant to a termination for cause, his option shall not expire until the end of the 90-day period following the date of termination. Upon termination of employment (other than for cause or when the Class B Common Stock is tradeable in an established securities market), the Company is required to pay the Key Employee the Vested Percentage of the value of any options held by the Key Employee. The value of the options for this purpose is equal to the aggregate fair market value of the underlying shares (determined by a formula set forth in the Nonqualified Option Plan), less (i) the principal amount of any outstanding loans pursuant to the Nonqualified Option Plan and (ii) the aggregate exercise price of the underlying shares.

1997 STOCK OPTION PLAN

  In April 1997, the Company adopted its 1997 Stock Option Plan (the "1997 Plan") which provides for grants of stock options ("Options") to selected employees, officers, directors, consultants and advisers of the Company. By encouraging stock ownership, the Company seeks to attract, retain and motivate such persons and to encourage them to devote their best efforts to the business and financial success of the Company.

  The 1997 Plan authorizes up to 1,500,000 shares of Common Stock (subject to adjustment in certain circumstances) for issuance pursuant to the terms of the 1997 Plan. If Options expire or are terminated for any reason without being exercised, the shares of Common Stock subject to such Options again will be available for grant.

  The 1997 Plan may be administered by the Board of Directors (the "Board") or by a committee of the Board (references to the "Committee" refers to the committee, if one is appointed, and otherwise to the Board). Grants under the 1997 Plan may consist of (i) options intended to qualify as incentive stock options ("ISOs") within the meaning of Section 422 of the Code or (ii) NQSOs. Options may be granted to any employee (including officers and directors) of the Company, members of the Board who are not employees and consultants and advisers who perform services to the Company or any of its subsidiaries ("Key Advisers"). During any calendar year, no grantee may receive Options for more than 500,000 shares of Common Stock.

  The option price of any ISO granted under the 1997 Plan will not be less than the fair market value of the underlying shares of Common Stock on the date of grant. The option price of a NQSO will be determined by the Committee, in its sole discretion, and may be greater than, equal to or less than the fair market value of the underlying shares of Common Stock on the date of grant. The Committee will determine the term of each Option, provided that the exercise period may not exceed ten years from the date of grant. The option price of an ISO granted to a person who owns more than 10% of the total combined voting power of all classes of stock of the Company must be at least equal to 110% of the fair market value of Common Stock on the date of grant, and the ISO's term may not exceed five years. A grantee may pay the option price (i) in cash, (ii) by delivering shares of Common Stock owned by the grantee for more than six months and having a fair market value on the date of exercise equal to the option price, or (iii) by such other method as the Committee may approve. The Committee may impose on Options such vesting and other conditions as the Committee deems appropriate. Options may be exercised while the grantee is an employee, Key Adviser or member of the Board or within a specified period after termination of the grantee's employment or services.

  In the event of a change of control (as defined in the 1997 Plan), all outstanding Options will become fully exercisable.

  All Options will be granted subject to any applicable federal, state and local withholding requirements; the Company can deduct from wages paid to the grantee any such taxes required to be withheld with respect to the Options. If the Company so permits, a grantee may choose to satisfy the Company's income tax withholding obligation with respect to an Option by having shares withheld up to an amount that does not exceed the grantee's maximum marginal tax rate for federal, local and state taxes.

  The Board may amend or terminate the 1997 Plan at anytime; provided that, the Board may not (a) change the class of individuals eligible to receive an ISO, (b) increase the maximum number of shares as to which Options may be granted or (c) make any other change or amendment to which shareholder approval is required in order to satisfy the conditions set forth in Rule 16b-3 promulgated under the Exchange Act or Section 162(m) of the Code, in each case without obtaining shareholder approval. To date, no Options have been granted under the 1997 Plan. The 1997 Plan will terminate in April 2007, unless terminated earlier by the Board or extended by the Board with approval of the shareholders.

401(K) PLAN; PROFIT SHARING PLAN

  The Company has a savings and investment plan under Section 401(k) of the Code (the "401(k) Plan") and a profit sharing plan also under Section 401(k) (the "Profit Sharing Plan"). The 401(k) Plan covers substantially all full-time employees over the age of 20 1/2 and with more than 1,000 hours of service. Participants in the 401(k) Plan may elect to defer a specified percentage of their compensation into the 401(k) Plan on a pre-tax basis. The Company is required to make matching contributions under the 401(k) Plan equal to 25% of the employee's contributions up to a maximum of 2% of the employee's annual compensation. The contributions to the 401(k) Plan by a participant vest immediately. Participants earn a vested right to their matching contributions in increasing amounts over a period of five years, commencing after three full years of employment. After seven years of service, the participant's right to his or her matching contribution is fully vested. Thereafter, the participant may receive a distribution of the entire value of his or her account upon termination of employment or upon retirement, disability or death.

  The Profit Sharing Plan covers substantially all full-time employees over the age of 21 with more than 1,000 hours of service. The Company may make discretionary profit sharing contributions in amounts as the Board of Directors of the Company may determine. The Company's contributions under the Profit Sharing Plan have historically ranged from 2-3% of a participant's annual eligible income. Participants are not permitted to contribute to the Profit Sharing Plan directly. Participants earn a vested right to their profit sharing contribution in increasing amounts over a period of five years, commencing after three full years of employment. After seven years of service, the participant's right to his or her profit sharing contribution is fully vested. Thereafter, the participant may receive a distribution of the entire value of his or her account upon termination of employment or upon retirement, disability or death.

                             CERTAIN TRANSACTIONS

  The Company has entered into a consulting agreement with Maurice Cox, Jr., a shareholder of the Company, to provide consulting services to the Company through 2004 for an annual payment of $40,000.

  In December 1994, the Company loaned $60,000 to J. Michael Gold, its Vice President, Operations--Northeast. During 1996, an additional $38,516 was loaned to Mr. Gold. As of May 31, 1997, $77,000 of the principal amount, together with interest accruing at a rate of 8.875%, was outstanding.

  See also "Management--Compensation Committee Interlocks and Insider Participation."

                            PRINCIPAL SHAREHOLDERS

  The following table sets forth, as of June 15, 1997, after giving effect to the Stock Recapitalization, certain information regarding the ownership of Common Stock by (i) each person known by the Company to beneficially own 5% or more of the outstanding shares of Common Stock, (ii) each Selling Shareholder in the Equity Offerings, (iii) each director and Named Executive Officer and
(iv) all directors and executive officers of the Company as a group.

                                                                   SHARES OF COMMON STOCK
                          SHARES OF COMMON STOCK                     BENEFICIALLY OWNED
                            BENEFICIALLY OWNED                      AFTER THE OFFERINGS
                          PRIOR TO THE OFFERINGS                            (1)
                          ------------------------------           -------------------------------
                                                          SHARES
      NAME                  NUMBER         PERCENTAGE   TO BE SOLD   NUMBER          PERCENTAGE
      ----                -------------    ----------------------- -------------     -------------
Leo W. Pierce, Sr.(2)...      9,692,883(3)        92.4%      --        9,519,879(3)         61.1%
J. Peter Pierce(2)......      9,692,883(3)        92.4       --        9,519,879(3)         61.1
Leo W. Pierce, Jr.(4) ..      1,476,386           14.1    58,250       1,418,136             9.1
Michael J. Pierce(5)....      1,418,135           13.5       --        1,418,135             9.1
Mary E. Pierce..........      1,396,953           13.3       --        1,396,953             9.0
Barbara P. Quinn(6).....      1,396,954           13.3    40,564       1,356,390             8.7
Constance P.
 Buckley(7).............      1,386,362           13.2    56,715       1,329,647             8.5
Kathryn Cox(8)..........      1,334,461           12.7    17,475       1,277,376             8.2
Maurice Cox, Jr.(9) ....      1,334,461           12.7    39,610       1,277,376             8.2
Alan B. Campell.........            --             --        --              --              --
Delbert S. Conner.......            --             --        --              --              --
Ross M. Engelman........            --             --        --           46,812(10)           *
J. Michael Gold.........            --             --        --           46,812(10)           *
Douglas B. Huntley......            --             --        --           46,812(10)           *
Joseph A. Nezi..........            --             --        --           43,423(10)           *
Christopher J.
 Williams...............            --             --        --           46,812(10)           *
All directors and
 executive officers as a
 group (13 persons).....      9,692,883           92.4%      --        9,802,658(11)        61.8%

--------
* Less than 1%.
 (1) In the event the underwriters' over-allotment option is exercised in full, Leo W. Pierce, Jr., Barbara P. Quinn and Maurice Cox, Jr. will beneficially own 1,324,871 shares (8.2%), 1,256,390 shares (7.8%) and
     1,237,766 shares (7.7%), respectively, of the shares outstanding after the Equity Offerings, and all directors and executive officers as a group will beneficially own 9,609,393 (58.5%).
 (2) The business address for Leo W. Pierce, Sr., J. Peter Pierce, Leo W. Pierce, Jr., Michael J. Pierce, Mary E. Pierce, Barbara P. Quinn, Constance P. Buckley and Kathryn Cox is c/o Pierce Leahy Corp., 631 Park Avenue, King of Prussia, Pennsylvania 19406. The address for Maurice Cox, Jr. is 731 E. Manoa Road, Havertown, Pennsylvania 19083.
 (3) Messrs. Leo W. Pierce, Sr. and J. Peter Pierce are the Voting Trustees of the Voting Trust Agreement described below. Substantially all of the members of the Pierce family are expected to enter into the Voting Trust Agreement, and, accordingly, the beneficial ownership of the Voting Trustees includes 9,692,883 and 9,519,879 shares of stock to be held by members of the Pierce family before and after the Offerings, respectively, of which 408,813 shares are owned directly by Leo W. Pierce, Sr. and 746,668 shares are owned directly by J. Peter Pierce.
 (4) Includes 311,376 shares of Common Stock held for the benefit of Mr. Pierce's children.
 (5) Includes 151,981 shares of Common Stock held for the benefit of Mr. Pierce's child.
 (6) Includes 585,683 shares of Common Stock held for the benefit of Ms. Quinn's children.
 (7) Includes 252,066 shares of Common Stock held for the benefit of Ms. Buckley's children.
 (8) Includes 792,207 shares of Common Stock held by Ms. Cox's husband and 192,751 shares held by or for the benefit of Ms. Cox's children.
 (9) Includes 349,503 shares of Common Stock held by Mr. Cox's wife and 192,751 shares held by or for the benefit of Mr. Cox's children.
(10) Consists of options to purchase shares of Common Stock which became exercisable upon termination of the Company's Subchapter S corporation status in connection with the Offerings.
(11) Includes 9,519,879 shares of Common Stock beneficially owned by Messrs. Leo W. Pierce, Sr. and J. Peter Pierce pursuant to the Voting Trust Agreement and options to purchase an aggregate of 282,779 shares of Common Stock that became exercisable upon termination of the Company's Subchapter S corporation status in connection with the Offerings.

VOTING TRUST AGREEMENT

  Prior to the Offerings, all of the outstanding capital stock of the Company was owned by members of the Pierce family. Substantially all of the members of the Pierce family, who are expected to own approximately 61% of the shares of Common Stock to be outstanding after the Offerings, have indicated their intention to enter into a ten-year voting trust agreement (the "Voting Trust Agreement") which appoints Leo W. Pierce, Sr. and J. Peter Pierce as the Voting Trustees (the "Voting Trustees"). All shares subject to the Voting Trust Agreement shall be voted at the direction of the Voting Trustees. In the event the Voting Trustees cannot agree on how to vote with respect to a certain matter, one-half of the shares subject to the Voting Trust Agreement will be voted according to the direction of each Voting Trustee. In the event that a Voting Trustee becomes unable or unwilling to continue serving as a Voting Trustee, the remaining Voting Trustee will act as sole Voting Trustee. The Voting Trust Agreement will terminate in the event both Trustees become unable or unwilling to continue serving as Voting Trustees. The Voting Trust Agreement does not place any restriction on the transfer of shares held subject to the Voting Trust Agreement; such shares will be released from the Voting Trust Agreement upon their transfer to a person not subject to the Voting Trust Agreement.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

THE 1996 NOTES

  In July 1996, the Company issued $200,000,000 principal amount of 11 1/8% Senior Subordinated Notes due 2006 (the "Original Notes"). In November 1996, the Company exchanged the Original Notes for $200,000,000 principal amount of 11 1/8% Senior Subordinated Notes due 2006 (the "1996 Notes"), which are substantially identical to the Original Notes except that the 1996 Notes are registered under the Securities Act. The 1996 Notes mature on July 15, 2006, and bear interest at 11 1/8% per annum, payable semi-annually in arrears on January 15 and July 15. The Company may redeem up to an aggregate of $70,000,000 principal amount of the 1996 Notes at any time prior to July 15, 1999 with the net proceeds of the one or more Public Equity Offerings (as defined in the 1996 Indenture) at a redemption price equal to 110% of the aggregate principal amount so redeemed plus accrued interest to the Redemption Date. The Company expects to use a substantial portion of the net proceeds of the Equity Offerings to redeem $70,000,000 principal amount of the 1996 Notes. See "Use of Proceeds."

  Except as described below, the 1996 Notes are substantially similar to the Notes. See "Description of the Notes." Like the Notes, the 1996 Notes are general unsecured obligations of the Company, subordinated in right of payment to senior indebtedness of the Company (as defined in the 1996 Indenture). The 1996 Notes are secured by a pledge of 65% of the capital stock of the Company's Canadian subsidiary. The pledge is on a second priority basis, junior to the pledge of such shares in favor of the lenders and the administrative agent under the Credit Facility and senior to the pledge in favor of the holders of the Notes. The 1996 Notes will be guaranteed, pari passu with the Notes, on an unsecured senior subordinated basis, by any future domestic subsidiaries of the Company.

CREDIT FACILITY

  In August 1996, the Company and its Canadian subsidiary entered into the Credit Facility with Canadian Imperial Bank of Commerce ("CIBC" or "Agent") as the Agent, and the syndicate banks, providing for a senior secured revolving line of credit in an aggregate principal amount of $100 million in U.S. dollar borrowings and Cdn $35 million in Canadian dollar borrowings by the Company's Canadian subsidiary. The amount of U.S. dollar borrowings provided for under the Credit Facility was subsequently increased to $110 million. The following is a summary of the material terms of the Credit Facility and does not purport to be complete and is subject to and qualified by reference to the Credit Facility which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

  The Credit Facility matures on June 30, 2002, unless previously terminated, and the aggregate available commitment under the Credit Facility will be reduced incrementally on a quarterly basis, beginning September 30, 1999.

  Borrowings under the U.S. dollar portion of the Credit Facility bear interest at a rate equal to, at the option of the Company, either (i) the base rate (which is based on as the Federal Funds rate or the prime rate most recently announced by the Agent) or (ii) LIBOR, in each case plus an applicable margin determined by reference to the ratio of Total Net Debt to EBITDA of the Company (as defined in the Credit Facility). Borrowings under the Canadian Dollar portion of the Credit Facility also bear interest based on various methods plus an applicable margin.

  The obligations of the Company under the Credit Facility are unconditionally guaranteed, jointly and severally, by all subsidiaries of the Company. The obligations of the Company and such guarantors under the Credit Facility are secured primarily by a first priority pledge of the stock of all material subsidiaries of the Company and a first priority lien on all of the assets of the Company and such guarantors. Obligations under the Canadian facility are guaranteed by the Company.

  The Credit Facility contains, among other things, covenants restricting the ability of the Company and its subsidiaries to dispose of assets, pay dividends, repurchase or redeem capital stock and indebtedness, create liens, make capital expenditures, make certain investments or acquisitions, enter into transactions with affiliates and otherwise restrict corporate activities. The Credit Facility also contains a number of financial covenants. Although there can be no assurances, the Company anticipates that subsequent to the Offerings, it will amend its Credit Facility to permit, at the Company's option, an increase of the total availability of U.S. dollar borrowings of up to an aggregate of $150 million and to change certain other provisions of the Credit Facility.

                           DESCRIPTION OF THE NOTES

  The Notes will be issued under an Indenture dated as of July 7, 1997 (the "Indenture") between the Company and The Bank of New York, as trustee (the "Trustee"). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Notes are subject to all such terms, and holders of the Notes are referred to the Indenture and the Trust Indenture Act for a statement of such terms.

  The following is a summary of the material terms and provisions of the Notes. This summary does not purport to be a complete description of the Notes and is subject to the detailed provisions of, and qualified by reference to, the Notes and the Indenture (including the definitions contained therein). Definitions relating to certain capitalized terms are set forth under "-- Certain Definitions" and throughout this description. Capitalized terms that are used but not otherwise defined herein have the meanings assigned to them in the Indenture, and such definitions are incorporated herein by reference. The Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

GENERAL

  The Notes will be limited in aggregate principal amount to $120,000,000. The Notes are general unsecured obligations of the Company, subordinated in right of payment to Senior Indebtedness of the Company and senior in right of payment to any current or future subordinated indebtedness of the Company, except as otherwise provided herein. The Notes will rank pari passu in right of payment with other senior subordinated Indebtedness of the Company, including the 1996 Notes.

  The Notes will be unconditionally guaranteed, on a senior subordinated basis, as to payment of principal, premium, if any, and interest, jointly and severally, by each domestic Restricted Subsidiary which guarantees payment of the Notes pursuant to the covenant described under "Limitation on Creation of Subsidiaries" (the "Guarantors"). As of the Issue Date, none of the Company's Restricted Subsidiaries will guarantee the Notes and accordingly, as of the Issue Date, there will be no Guarantors.

  The Notes are, however, secured by a pledge of 65% of the capital stock of the Company's Canadian subsidiary. The pledge is on a third priority basis, junior to the pledge of such shares in favor of the lenders and the administrative agent under the Credit Facility and to the pledge in favor of the holders of the 1996 Notes. Pursuant to a Pledge and Intercreditor Agreement, the Trustee may not take any action to enforce its rights with respect to the pledged stock prior to the date on which all obligations under the Credit Facility and the 1996 Notes have been paid in full and the commitments under the Credit Facility and the 1996 Notes have expired or been terminated.

MATURITY, INTEREST AND PRINCIPAL

  The Notes will mature on July 15, 2007. The Notes will bear interest at a rate of 9 1/8% per annum from the date of original issuance until maturity. Interest is payable semi-annually in arrears on January 15 and July 15 of each year, commencing January 15, 1998, to holders of record of the Notes at the close of business on the immediately preceding January 1, and July 1, respectively.

OPTIONAL REDEMPTION

  The Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after July 15, 2002 at the following redemption prices (expressed as a percentage of principal amount), together, in each case, with accrued and unpaid interest to the redemption date, if redeemed during the twelve-month period beginning on July 15, of each year listed below:

       YEAR                                                           PERCENTAGE
       ----                                                           ----------
       2002..........................................................  104.563%
       2003..........................................................  103.042%
       2004..........................................................  101.521%
       2005 and thereafter...........................................  100.000%

  Notwithstanding the foregoing, the Company may redeem in the aggregate up to 35% of the original principal amount of Notes at any time and from time to time prior to July 15, 2000 at a redemption price equal to 109 1/8% of the aggregate principal amount so redeemed, plus accrued interest to the redemption date out of the Net Proceeds of one or more Public Equity Offerings; provided, that at least $78 million aggregate principal amount of Notes originally issued remains outstanding immediately after the occurrence of any such redemption and that any such redemption occurs within 90 days following the closing of any such Public Equity Offering.

  In the event of redemption of fewer than all of the Notes, the Trustee shall select either on a pro rata basis or by lot or in such other manner as it shall deem fair and appropriate the Notes to be redeemed. The Notes will be redeemable in whole or in part upon not less than 30 nor more than 60 days' prior written notice, mailed by first class mail to a holder's last address as it shall appear on the register maintained by the Registrar of the Notes. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note, in a principal amount equal to the unredeemed portion thereof, will be issued in the name of the holder thereof upon cancellation of the original Note. On and after any redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption unless the Company shall fail to redeem any such Note.

SUBORDINATION

  The indebtedness represented by the Notes is, to the extent and in the manner provided in the Indenture, subordinated in right of payment to the prior indefeasible payment and satisfaction in full in cash of all existing and future Senior Indebtedness of the Company. As of March 31, 1997, after giving pro forma effect to the application of the net proceeds of the Offerings, the 1997 Acquisitions completed after such date and the Recent Acquisitions, $1.1 million of Senior Indebtedness would have been outstanding.

  In the event of any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relative to the Company or to its creditors, as such, or to its assets, whether voluntary or involuntary, or any liquidation, dissolution or other winding-up of the Company, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy, or any general assignment for the benefit of creditors or any other marshalling of assets or liabilities of the Company (except in connection with the merger or consolidation of the Company or its liquidation or dissolution following the transfer of substantially all of its assets, upon the terms and conditions permitted under the circumstances described under "Mergers, Consolidations or Sale of Assets") (all of the foregoing referred to herein individually as a "Bankruptcy Proceeding" and collectively as "Bankruptcy Proceedings"), the holders of Senior Indebtedness of the Company will be entitled to receive payment and satisfaction in full in cash of all amounts due on or in respect of all Senior Indebtedness of the Company before the holders of the Notes are entitled to receive or retain any payment or distribution of any kind on account of the Notes. In the event that, notwithstanding the foregoing, the Trustee or any holder of Notes receives any payment or distribution of assets of the Company of any kind, whether in cash, property or securities, including, without limitation, by way of set-off or otherwise, in respect of the Notes before all Senior Indebtedness of the Company is paid and satisfied in full in cash, then such payment or distribution will be held by the recipient in trust for the benefit of holders of Senior Indebtedness and will be immediately paid over or delivered to the holders of Senior Indebtedness or their representative or representatives to the extent necessary to make payment in full in cash of all Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of Senior Indebtedness. By reason of such subordination, in the event of liquidation or insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than other creditors of the Company, and creditors of the Company who are not holders of Senior Indebtedness or of the Notes may recover more, ratably, than the holders of the Notes.

  No payment or distribution of any assets or securities of the Company or any Restricted Subsidiary of any kind or character (including, without limitation, cash, property and any payment or distribution which may be payable or deliverable by reason of the payment of any other Indebtedness of the Company being subordinated to the payment of the Notes by the Company) may be made by or on behalf of the Company or any Restricted Subsidiary, including, without limitation, by way of set-off or otherwise, for or on account of the Notes, or for or on account of the purchase, redemption, defeasance or other acquisition of the Notes, and neither the Trustee nor any holder or owner of any Notes shall take or receive from the Company or any Restricted Subsidiary, directly or indirectly in any manner, payment in respect of all or any portion of Notes following the delivery by the representative of the holders of Designated Senior Indebtedness ("Representative") to the Trustee of written notice of (i) the occurrence of a Payment Default or (ii) the occurrence of a Non-Payment Event of Default on Designated Senior Indebtedness and the acceleration of the maturity of such Designated Senior Indebtedness in accordance with its terms, and, in any such event, such prohibition shall continue until such Payment Default is cured, waived in writing or ceases to exist or such acceleration has been rescinded or otherwise cured. At such time as the prohibition set forth in the preceding sentence shall no longer be in effect, subject to the provisions of the following paragraph, the Company shall resume making any and all required payments in respect of the Notes, including any missed payments.

  Upon the occurrence of a Non-Payment Event of Default on Designated Senior Indebtedness, no payment or distribution of any assets or securities of the Company of any kind or character (including, without limitation, cash, property and any payment or distribution which may be payable or deliverable by reason of the payment of any other Indebtedness of the Company being subordinated to the payment of the Notes by the Company) may be made by or on behalf of the Company, including, without limitation, by way of set-off or otherwise, on account of the Notes, or for or on account of the purchase, redemption, defeasance or other acquisition of Notes, and neither the Trustee nor any holder or owner of any Notes shall take or receive from the Company or any Restricted Subsidiary, directly or indirectly in any manner, payment in respect of all or any portion of the Notes, for a period (a "Payment Blockage Period") commencing on the date of receipt by the Trustee of written notice from the Representative of such Non-Payment Event of Default unless and until (subject to any blockage of payments that may then be in effect under the preceding paragraph) the earliest of (x) more than 179 days shall have elapsed since receipt of such written notice by the Trustee, (y) such Non-Payment Event of Default shall have been cured or waived in writing or shall have ceased to exist or such Designated Senior Indebtedness shall have been paid in full or (z) such Payment Blockage Period shall have been terminated by written notice to the Company or the Trustee from such Representative, after which, in the case of clause (x), (y) or (z), the Company shall resume making any and all required payments in respect of the Notes, including any missed payments. Notwithstanding any other provision of the Indenture, in no event shall a Payment Blockage Period commenced in accordance with the provisions of the Indenture described in this paragraph extend beyond 179 days from the date of the receipt by the Trustee of the notice referred to above (the "Initial Blockage Period"). Any number of additional Payment Blockage Periods may be commenced during the Initial Blockage Period; provided, however, that no such additional Payment Blockage Period shall extend beyond the Initial Blockage Period. After the expiration of the Initial Blockage Period, no Payment Blockage Period may be commenced until at least 180 consecutive days have elapsed from the last day of the Initial Blockage Period. Notwithstanding any other provision of the Indenture, no event of default with respect to Designated Senior Indebtedness (other than a Payment Default) which existed or was continuing on the date of the commencement of any Payment Blockage Period initiated by the Representative shall be, or be made, the basis for the commencement of a second Payment Blockage Period initiated by the Representative, whether or not within the Initial Blockage Period, unless such event of default shall have been cured or waived for a period of not less than 90 consecutive days.

  Each Guarantee will, to the extent set forth in the Indenture, be subordinated in right of payment to the prior payment in full of all Senior Indebtedness of the respective Guarantor, including obligations of such Guarantor with respect to the Credit Facility (including any guarantee thereof), and will be subject to the rights of holders of Designated Senior Indebtedness of such Guarantor to initiate blockage periods, upon terms substantially comparable to the subordination of the Notes to all Senior Indebtedness of the Company.

  If the Company or any Guarantor fails to make any payment on the Notes or any Guarantee, as the case may be, when due or within any applicable grace period, whether or not on account of payment blockage provisions, such failure constitutes an Event of Default under the Indenture and would, subject to the above provision, enable the holders of the Notes to accelerate the maturity thereof. See "--Events of Default."

  A holder of Notes by his acceptance of Notes agrees to be bound by such provisions and authorizes and expressly directs the Trustee, on his behalf, to take such action as may be necessary or appropriate to effectuate the subordination provided for in the Indenture and appoints the Trustee his attorney-in-fact for such purpose.

CERTAIN COVENANTS

  The Indenture contains, among others, the following covenants:

 Limitation on Additional Indebtedness

  The Company will not, and will not permit any Restricted Subsidiary of the Company to, directly or indirectly, incur (as defined) any Indebtedness (including Acquired Indebtedness) unless (a) after giving effect to the incurrence of such Indebtedness and the receipt and application of the proceeds thereof, the ratio of total Indebtedness of the Company and its Restricted Subsidiaries to the Company's Adjusted EBITDA is less than 6.0 to 1; provided, however, that if the Indebtedness which is the subject of a determination under this provision is Acquired Indebtedness, or Indebtedness incurred in connection with the simultaneous acquisition of any Person, business, property or assets, then such ratio shall be determined by giving effect (on a pro forma basis, as if the transaction had occurred at the beginning of the four quarter period ending at the end of the last fiscal quarter of such Person or business for which financial statements are available) to the incurrence or assumption of such Acquired Indebtedness or such other Indebtedness by the Company; and (b) no Default or Event of Default shall have occurred and be continuing at the time or as a consequence of the incurrence of such Indebtedness.

  Notwithstanding the foregoing, the Company and its Restricted Subsidiaries may incur Permitted Indebtedness; provided, that the Company will not incur any Permitted Indebtedness, without meeting the Indebtedness incurrence provisions of the preceding paragraph, that ranks pari passu or junior in right of payment to the Notes and that has a maturity or mandatory sinking fund payment prior to the maturity of the Notes.

  Notwithstanding the two preceding paragraphs, the Company will not permit any of its foreign Subsidiaries to incur any subordinated Indebtedness.

 Limitation on Restricted Payments

  The Company will not make, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make, any Restricted Payment, unless:

    (a) no Default or Event of Default shall have occurred and be continuing at the time of or immediately after giving effect to such Restricted Payment;

    (b) immediately after giving pro forma effect to such Restricted Payment, the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the covenant set forth under "Limitation on Additional Indebtedness"; and

    (c) immediately after giving effect to such Restricted Payment, the aggregate of all Restricted Payments declared (except to the extent not made on the payment date) or made after the Issue Date does not exceed the sum of (1) 50% of the cumulative Consolidated Net Income of the Company subsequent to the Issue Date (or minus 100% of any cumulative deficit in Consolidated Net Income during such period) and (2) 100% of the aggregate Net Proceeds and the fair market value of securities or other property received by the Company from the issue or sale, after the Issue Date, of Capital Stock (other than Disqualified Capital Stock or Capital Stock of the Company issued to any Subsidiary of the Company) of the Company or any Indebtedness or other securities of the Company convertible into or exercisable or exchangeable for Capital Stock (other than Disqualified Capital Stock) of the Company which has been so converted or exercised or exchanged, as the case may be, and (3) $3,000,000. For purposes of determining under this clause (c) the amount expended for Restricted Payments, cash distributed shall be valued at the face amount thereof and property other than cash shall be valued at its fair market value.

  Notwithstanding the foregoing, the provisions of this covenant shall not prohibit (i) the payment of any distribution within 60 days after the date of declaration thereof, if at such date of declaration such payment would comply with the provisions of the Indenture, (ii) the retirement of any shares of Capital Stock of the Company or subordinated Indebtedness by conversion into, or by or in exchange for, shares of Capital Stock (other than Disqualified Capital Stock), or out of, the Net Proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of other shares of Capital Stock of the Company (other than Disqualified Capital Stock), (iii) the redemption or retirement of Indebtedness of the Company subordinated to the Notes in exchange for, by conversion into, or out of the Net Proceeds of, a substantially concurrent sale or incurrence of Indebtedness (other than any Indebtedness owed to a Subsidiary) of the Company that is contractually subordinated in right of payment to the Notes to at least the same extent as the subordinated Indebtedness being redeemed or retired, (iv) the retirement of any shares of Disqualified Capital Stock by conversion into, or by exchange for, shares of Disqualified Capital Stock, or out of the Net Proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of other shares of Disqualified Capital Stock, (v) Permitted Tax Distributions,
(vi) additional payments to employees of the Company for repurchases of stock or repurchases pursuant to the Nonqualified Stock Option Plan; provided, however, that the aggregate amount of all such payments under this clause (vi) does not exceed $2,000,000 in the aggregate, exclusive of amounts funded by insurance proceeds and, provided, further, that with respect to clause (vi) (other than with respect to payments funded by insurance proceeds) no Default or Event of Default shall have occurred and be continuing at the time of any such distribution or payment or will occur immediately after giving effect to any such distribution or payment; and, provided, further, that, in determining the aggregate amount of all Restricted Payments made subsequent to the Issue Date, all distributions or payments made pursuant to clause (vi) (exclusive of insurance proceeds) shall be included.

  Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this covenant were computed, which calculations may be based upon the Company's latest available financial statements, and that no Default or Event of Default exists and is continuing and no Default or Event of Default will occur immediately after giving effect to any Restricted Payments.

 Limitation on Other Senior Subordinated Debt

  The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, incur, contingently or otherwise, any Indebtedness (other than the Notes and the Guarantees, as the case may be) that is both (i) subordinate in right of payment to any Senior Indebtedness of the Company or its Restricted Subsidiaries, as the case may be, and (ii) senior in right of payment to the Notes and the Guarantees, as the case may be. For purposes of this covenant, Indebtedness is deemed to be senior in right of payment to the Notes and the Guarantees, as the case may be, if it is not explicitly subordinate in right of payment to Senior Indebtedness at least to the same extent as the Notes and the Guarantees, as the case may be, are subordinate to Senior Indebtedness.

 Limitations on Investments

  The Company will not, and will not permit any of its Restricted Subsidiaries to, make any Investment other than (i) a Permitted Investment or (ii) an Investment that is made as a Restricted Payment in compliance with the "Limitation on Restricted Payments" covenant, after the Issue Date.

 Limitations on Liens

  The Company will not, and will not permit any of its Restricted Subsidiaries to, create, incur or otherwise cause or suffer to exist or become effective any Liens of any kind (other than Permitted Liens) upon any property or asset of the Company or any Restricted Subsidiary or any shares of stock or debt of any Restricted Subsidiary which owns property or assets, now owned or hereafter acquired, in any case which secures Indebtedness pari passu with or subordinated to the Notes unless (i) if such Lien secures Indebtedness which is pari passu with the Notes, then the Notes are secured on an equal and ratable or senior basis with the obligations so secured until such time as such obligation is no longer secured by a Lien or (ii) if such Lien secures Indebtedness which is subordinated to the Notes, any such Lien shall be subordinated to the Lien granted to the holders of the Notes in the same collateral to the same extent as such subordinated Indebtedness is subordinated to the Notes.

 Limitation on Transactions with Affiliates

  The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with any Affiliate (including entities in which the Company or any of its Restricted Subsidiaries own a minority interest) or holder of 10% or more of the Company's Common Stock (an "Affiliate Transaction") or extend, renew, waive or otherwise modify the terms of any Affiliate Transaction entered into prior to the Issue Date unless (i) such Affiliate Transaction is between or among the Company and its Wholly-Owned Subsidiaries; (ii) such Affiliate Transaction is solely between or among Wholly-Owned Subsidiaries of the Company; or (iii) the terms of such Affiliate Transaction are fair and reasonable to the Company or such Restricted Subsidiary, as the case may be, and the terms of such Affiliate Transaction are at least as favorable as the terms which could be obtained by the Company or such Restricted Subsidiary, as the case may be, in a comparable transaction made on an arm's-length basis between unaffiliated parties; provided, however, that the Company and its Restricted Subsidiaries may renew any then existing Affiliate Transaction through either a renewal option or upon expiration of an arrangement on substantially similar terms to those in effect immediately preceding such expiration. In any Affiliate Transaction involving an amount or having a value in excess of $1 million which is not permitted under clause (i) or (ii) above, the Company must obtain a resolution of the Board of Directors certifying that such Affiliate Transaction complies with clause (iii) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors. In transactions with a value in excess of $3 million which are not permitted under clause (i) or (ii) above, the Company must obtain a written opinion as to the fairness from a financial point of view of such a transaction from an independent investment banking firm of national standing or real estate firm of national standing (as the case may be).

  The foregoing provisions will not apply to (i) any Restricted Payment that is not prohibited by the provisions described under "Limitations on Restricted Payments" contained herein, (ii) any transaction, approved by the Board of Directors of the Company in good faith, with an officer, director, employee or consultant of the Company or of any Subsidiary in his or her capacity as an officer, director, employee or consultant entered into in the ordinary course of business, including compensation, indemnity and employee benefit arrangements with any officer, director, employee or consultant of the Company or of any Subsidiary, or (iii) customary investment banking, underwriting, placement agent or financial advisor fees paid in connection with services rendered to the Company or any Subsidiary.

 Limitation on Creation of Subsidiaries

  The Company shall not create or acquire, nor permit any of its Restricted Subsidiaries to create or acquire, any Subsidiary other than (i) a Restricted Subsidiary existing as of the date of the Indenture, (ii) a Restricted Subsidiary that is acquired or created after the date of the Indenture, or
(iii) an Unrestricted Subsidiary; provided, however, that each Restricted Subsidiary organized under the laws of the United States or any State thereof or the District of Columbia acquired or created pursuant to clause (ii) shall, at the time it has either assets or shareholder's equity in excess of $5,000, execute a guarantee, in the form attached to the Indenture and reasonably satisfactory in form and substance to the Trustee (and with such documentation relating thereto as the Trustee shall require, including, without limitation a supplement or amendment to the Indenture and opinions of counsel as to the enforceability of such guarantee). See "Future Guarantees."

 Limitation on Certain Asset Sales

  The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless (i) the Company or its Restricted Subsidiaries, as the case may be, receives consideration at the time of such sale or other disposition at least equal to the fair market value thereof (as determined for Asset Sales other than eminent domain, condemnation or similar government proceedings in good faith by the Company's board of directors, and evidenced by a board resolution); (ii) not less than 85% of the consideration received by the Company or its Subsidiaries, as the case may be, is in the form of cash or Temporary Cash Investments; and (iii) the Asset Sale Proceeds received by the Company or such Restricted Subsidiary are applied (a) first, to the extent the Company elects, or is required, to prepay, repay or purchase debt under any then existing Senior Indebtedness of the Company or any Restricted Subsidiary within 180 days following the receipt of the Asset Sale Proceeds from any Asset Sale; (b) second, to the extent of the balance of Asset Sale Proceeds after application as described above, to the extent the Company elects, to an investment in assets (including Capital Stock or other securities purchased in connection with the acquisition of Capital Stock or property of another Person) used or useful in businesses similar or ancillary to the business of the Company or Restricted Subsidiary as conducted at the time of such Asset Sale, provided that such investment occurs or the Company or a Restricted Subsidiary enters into contractual commitments to make such investment, subject only to customary conditions (other than the obtaining of financing), on or prior to the 181st day following receipt of such Asset Sale Proceeds (the "Reinvestment Date") and Asset Sale Proceeds contractually committed are so applied within 270 days following the receipt of such Asset Sale Proceeds; and (c) third, if on the Reinvestment Date with respect to any Asset Sale, the Available Asset Sale Proceeds exceed $10 million, the Company shall apply an amount equal to such Available Asset Sale Proceeds to an offer to repurchase the Notes, or any future Indebtedness ranking pari passu with the Notes, which Indebtedness contains similar provisions requiring the Company to repurchase such Indebtedness, at a purchase price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase (an "Excess Proceeds Offer"); provided, however, that prior to making any such Excess Proceeds Offer, the Company may, to the extent required pursuant to the terms of Indebtedness outstanding as of the Issue Date offer to use such Available Asset Sale Proceeds to repurchase and use all or a portion of such Available Asset Sale Proceeds to repurchase such Indebtedness. If an Excess Proceeds Offer is not fully subscribed, the Company may retain the portion of the Available Asset Sale Proceeds not required to repurchase Notes for general corporate purposes. If the aggregate principal amount of Notes tendered pursuant to such Excess Proceeds Offer is more than the amount of the Available Asset Sale Proceeds, the Notes tendered will be repurchased on a pro rata basis or by such other method as the Trustee shall deem fair and appropriate.

  If the Company is required to make an Excess Proceeds Offer, the Company shall mail, within 30 days following the Reinvestment Date (or within 120 days following the Reinvestment Date if the Company is required to make an offer to repurchase Indebtedness (other than the Notes) outstanding as of the Issue
Date), a notice to the holders stating, among other things: (1) that such holders have the right to require the Company to apply the Available Asset Sale Proceeds to repurchase such Notes at a purchase price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase; (2) the purchase date, which shall be no earlier than 30 days and not later than 60 days from the date such notice is mailed;
(3) the instructions, determined by the Company, that each holder must follow in order to have such Notes repurchased; and (4) the calculations used in determining the amount of Available Asset Sale Proceeds to be applied to the repurchase of such Notes.

 Limitation on Preferred Stock of Restricted Subsidiaries

  The Company will not permit any Restricted Subsidiary to issue any Preferred Stock (except Preferred Stock to the Company or a Restricted Subsidiary) or permit any Person (other than the Company or a Subsidiary) to hold any such Preferred Stock unless the Company or such Restricted Subsidiary would be entitled to incur or assume Indebtedness under the covenant described under "Limitation on Additional Indebtedness" in the aggregate principal amount equal to the aggregate liquidation value of the Preferred Stock to be issued; provided, however, that any Restricted Subsidiary that guarantees the Notes pursuant to the covenant described under "Limitation on Creation of Subsidiaries" shall be permitted to issue Preferred Stock that is not Disqualified Capital Stock.

 Limitation on Capital Stock of Restricted Subsidiaries

  The Company will not (i) sell, pledge, hypothecate or otherwise convey or dispose of any Capital Stock of a Restricted Subsidiary (other than under the terms of the Credit Facility or under the terms of any Designated Senior Indebtedness or as permitted under "Limitations on Liens") or (ii) permit any of its Restricted Subsidiaries to issue any Capital Stock, other than to the Company or a Wholly-Owned Subsidiary of the Company. The foregoing restrictions shall not apply to an Asset Sale made in compliance with "Limitation on Certain Asset Sales" or the issuance of Preferred Stock in compliance with the covenants described under "Limitation on Preferred Stock of Restricted Subsidiaries."

 Limitation on Sale and Lease-Back Transactions

  The Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Lease-Back Transaction unless (i) the consideration received in such Sale and Lease-Back Transaction is at least equal to the fair market value of the property sold, as determined by a board resolution of the Company, and (ii) the Company could incur the Attributable Indebtedness in respect of such Sale and Lease-Back Transaction in compliance with the covenant described under "Limitation on Additional Indebtedness."

 Payments for Consent

  Neither the Company nor any of its Subsidiaries shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or agreed to be paid to all holders of the Notes which so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

 Change of Control Offer

  Within 30 days of the occurrence of a Change of Control, the Company shall notify the Trustee in writing of such occurrence and shall make an offer to purchase (the "Change of Control Offer") the outstanding Notes at a purchase price equal to 101% of the principal amount thereof plus any accrued and unpaid interest thereon to the Change of Control Payment Date (as hereinafter defined) (such applicable purchase price being hereinafter referred to as the "Change of Control Purchase Price") in accordance with the procedures set forth in this covenant. See "Certain Definitions--Change of Control" herein.

  Within 30 days of the occurrence of a Change of Control, the Company also shall (i) cause a notice of the Change of Control Offer to be sent at least once to the Dow Jones News Service or similar business news service in the United States and (ii) send by first-class mail, postage prepaid, to the Trustee and to each holder of the Notes, at the address appearing in the register maintained by the Registrar of the Notes, a notice stating:

    (1) that the Change of Control Offer is being made pursuant to this covenant and that all Notes tendered will be accepted for payment, and otherwise subject to the terms and conditions set forth herein;

    (2) the Change of Control Purchase Price and the purchase date (which shall be a Business Day no earlier than 20 business days and no later than 60 days from the date such notice is mailed (the "Change of Control Payment Date"));

    (3) that any Note not tendered will not be purchased and will continue to accrue interest;

    (4) that, unless the Company defaults in the payment of the Change of Control Purchase Price, any Notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Payment Date;

    (5) that holders accepting the offer to have their Notes purchased pursuant to a Change of Control Offer will be required to surrender the Notes to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day preceding the Change of Control Payment Date;

    (6) that holders will be entitled to withdraw their acceptance if the Paying Agent receives, not later than the close of business on the third Business Day preceding the Change of Control Payment Date, a facsimile transmission or letter setting forth the name of the holder, the principal amount of the Notes delivered for purchase, and a statement that such holder is withdrawing his election to have such Notes purchased;

    (7) that holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered, provided that each Note purchased and each such new
  Note issued shall be in an original principal amount in denominations of $1,000 and integral multiples thereof;

    (8) any other procedures that a holder must follow to accept a Change of Control Offer or effect withdrawal of such acceptance; and

    (9) the name and address of the Paying Agent.

  On the Change of Control Payment Date, the Company shall, to the extent lawful, (i) accept for payment Notes or portions thereof or beneficial interests under a Global Note properly tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent money sufficient to pay the Change of Control Purchase Price of all Notes or portions thereof or beneficial interests so tendered and (iii) deliver or cause to be delivered to the Trustee Notes so accepted together with an Officers' Certificate stating the Notes or portions thereof tendered to the Company. The Paying Agent shall promptly (1) mail to each holder of Notes so accepted and (2) cause to be credited to the respective accounts of the holders under a Global Note of beneficial interest so accepted payment in an amount equal to the Change of Control Purchase Price for such Notes, and the Company shall execute and issue, and the Trustee shall promptly authenticate and mail to such holder, a new Note equal in principal amount to any unpurchased portion of the Notes surrendered and shall issue a Global Note equal in principal amount to any unpurchased portion of beneficial interest so surrendered; provided that each such new Note shall be issued in an original principal amount in denominations of $1,000 and integral multiples thereof.

  The Indenture will require that if the Credit Facility is in effect, or any amounts are owing thereunder or in respect thereof, at the time of the occurrence of a Change of Control, prior to the mailing of the notice to holders described in the preceding paragraph, but in any event within 30 days following any Change of Control, the Company will covenant to (i) repay in full all obligations under or in respect of the Credit Facility or offer to repay in full all obligations under or in respect of the Credit Facility and repay the obligations under or in respect of the Credit Facility of each lender who has accepted such offer or (ii) obtain the requisite consent under the Credit Facility to permit the repurchase of the Notes as described above. The Company must first comply with the covenant described in the preceding sentence before it shall be required to purchase Notes in the event of a Change of Control; provided that the Company's failure to comply with the covenant described in the preceding sentence constitutes an Event of Default described in clause (iii) under "Events of Default" below if not cured within 60 days after the notice required by such clause. As a result of the foregoing, a holder of the Notes may not be able to compel the Company to purchase the Notes unless the Company is able at the time to refinance all of the obligations under or in respect of the Credit Facility or obtain requisite consents under the Credit Facility.

  The Indenture will provide that, (A) if the Company or any Subsidiary thereof has issued any outstanding (i) Indebtedness that is subordinated in right of payment to the Notes or (ii) Preferred Stock, and the Company or such Subsidiary is required to make a change of control offer or to make a distribution with respect to such subordinated Indebtedness or Preferred Stock in the event of a change of control, the Company shall not consummate any such offer or distribution with respect to such subordinated Indebtedness or Preferred Stock until such time as the Company shall have paid the Change of Control Purchase Price in full to the holders of Notes that have accepted the Company's Change of Control Offer and shall otherwise have consummated the Change of Control Offer made to holders of the Notes and (B) the Company will not issue Indebtedness that is subordinated in right of payment to the Notes or Preferred Stock with change of control provisions requiring the payment of such Indebtedness or Preferred Stock prior to the payment of the Notes in the event of a Change of Control under the Indenture.

  In the event that a Change of Control occurs and the holders of Notes exercise their right to require the Company to purchase Notes, if such purchase constitutes a "tender offer" for purposes of Rule 14e-1 under the Exchange Act at that time, the Company will comply with the requirements of Rule 14e-1 as then in effect with respect to such repurchase.

  The Company's ability to purchase the Notes will be limited by the Company's then available financial resources and, if such financial resources are insufficient, its ability to arrange financing to effect such purchases. There can be no assurance that the Company will have sufficient funds to repurchase the Notes upon a Change of Control or that the Company will be able to arrange financing for such purpose. In addition, the Company has a similar obligation with respect to the 1996 Notes upon a Change of Control. Such obligation ranks pari passu with its obligation under the Notes.

MERGER, CONSOLIDATION OR SALE OF ASSETS

  The Company will not and will not permit any Guarantor to consolidate with, merge with or into, or transfer all or substantially all of its assets (as an entirety or substantially as an entirety in one transaction or a series of related transactions), to any Person unless: (i) the Company or the Guarantor, as the case may be, shall be the continuing Person, or the Person (if other than the Company or the Guarantor) formed by such consolidation or into which the Company or the Guarantor, as the case may be, is merged or to which the properties and assets of the Company or the Guarantor, as the case may be, are transferred shall be a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all of the obligations of the Company or the Guarantor, as the case may be, under the Notes and the Indenture, and the obligations under the Indenture shall remain in full force and effect; (ii) immediately before and immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and (iii) immediately after giving effect to such transaction on a pro forma basis the Company or such Person could incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the covenant set forth under "Limitation on Additional Indebtedness"; provided, however, that a Guarantor may merge into the Company or another Guarantor without complying with this clause (iii).

  In connection with any consolidation, merger or transfer of assets contemplated by this provision, the Company shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers' Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and the supplemental indenture in respect thereto comply with this provision and that all conditions precedent herein provided for relating to such transaction or transactions have been complied with.

FUTURE GUARANTEES

  The Notes will be guaranteed on a senior subordinated basis by the Guarantors. All payments pursuant to the Guarantees by the Guarantors will be subordinated in right of payment to the prior payment in full of all Senior Indebtedness of the Guarantor, to the same extent and in the same manner that all payments pursuant to the Notes are subordinated in right of payment to the prior payment in full of all Senior Indebtedness of the Company.

  The obligations of each Guarantor will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor (including, without limitation, any guarantees of Senior Indebtedness) and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to its contribution obligations under the Indenture, result in the obligations of such Guarantor under the Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each Guarantor that makes a payment or distribution under a Guarantee will be entitled to a contribution from each other Guarantor in a pro rata amount based on the Adjusted Net Assets of each Subsidiary Guarantor.

  A Guarantor will be released from all of its obligations under its Guarantee if all or substantially all of its assets are sold or all of its Capital Stock is sold, in each case in a transaction in compliance with the covenants described under "Limitation on Certain Asset Sales" and "Merger, Consolidation or Sale of Assets," or the Guarantor merges with or into or consolidates with, or transfers all or substantially all of its assets to, the Company or another Guarantor in a transaction in compliance with "Merger, Consolidation or Sale of Assets," and such Guarantor has delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent herein provided for relating to such transaction have been complied with.

EVENTS OF DEFAULT

  The following events are defined in the Indenture as "Events of Default":

    (i) default in payment of any principal of, or premium, if any, on the Notes;

    (ii) default for 30 days in payment of any interest on the Notes after such interest becomes due and payable;

    (iii) default by the Company or any Guarantor in the observance or performance of any other covenant in the Notes or the Indenture for 60 days after written notice from the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding;

    (iv) default in the payment at final maturity of principal in an aggregate amount of $3,000,000 or more with respect to any Indebtedness of the Company or any Restricted Subsidiary thereof which default shall not be cured, waived or postponed pursuant to an agreement with the holders of such Indebtedness within 60 days after written notice as provided in the Indenture, or the acceleration of any such Indebtedness aggregating $3,000,000 or more which acceleration shall not be rescinded or annulled within 20 days after written notice as provided in the Indenture;

    (v) any final judgment or judgments which can no longer be appealed for the payment of money in excess of $3,000,000 (which are not paid or covered by third party insurance by financially sound insurers that have not disclaimed coverage) shall be rendered against the Company or any Restricted Subsidiary thereof, and shall not be discharged for any period of 60 consecutive days during which a stay of enforcement shall not be in effect; and

    (vi) certain events involving bankruptcy, insolvency or reorganization of the Company or any Restricted Subsidiary thereof.

  The Indenture will provide that the Trustee may withhold notice to the holders of the Notes of any default (except in payment of principal or premium, if any, or interest on the Notes) if the Trustee in good faith determines it to be in the best interest of the holders of the Notes to do so.

  The Indenture will provide that if an Event of Default (other than an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization of the Company) shall have occurred and be continuing, then the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding may declare to be immediately due and payable the entire principal amount of all the Notes then outstanding plus premium, if any, and accrued interest to the date of acceleration and (i) such amounts shall become immediately due and payable or (ii) if there are any amounts outstanding under or in respect of the Credit Facility such amounts shall become due and payable upon the first to occur of an acceleration of amounts outstanding under or in respect of the Credit Facility or five business days after receipt by the Company and the representative of the holders of Senior Indebtedness under or in respect of the Credit Facility, of notice of the acceleration of the Notes; provided, however, that after such acceleration but before a judgment or decree based on acceleration is obtained by the Trustee, the holders of a majority in aggregate principal amount of outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than nonpayment of accelerated principal, premium, if any, or interest, have been cured or waived as provided in the Indenture. In case an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization with respect to the Company shall occur, the principal, premium and interest amount with respect to all of the Notes shall be due and payable immediately without any declaration or other act on the part of the Trustee or the holders of the Notes.

  The holders of a majority in principal amount of the Notes then outstanding shall have the right to waive any existing default or Event of Default or compliance with any provision of the Indenture or the Notes and to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, subject to certain limitations specified in the Indenture.

  No holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the holders of at least 25% in aggregate principal amount of the outstanding Notes shall have made written request and offered reasonable indemnity to the Trustee to institute such proceeding as a trustee, and unless the Trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request and the Trustee shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted for payment of principal, premium, if any, or interest on a Note on or after the respective due dates expressed in such Note.

DEFEASANCE AND COVENANT DEFEASANCE

  The Indenture will provide the Company may elect either (a) to defease and be discharged from any and all obligations with respect to the Notes (except for the obligations to register the transfer or exchange of such Notes, to replace temporary or mutilated, destroyed, lost or stolen Notes, to maintain an office or agency in respect of the Notes and to hold monies for payment in trust) ("defeasance") or (b) to be released from its obligations with respect to the Notes under certain covenants contained in the Indenture and described above under "Certain Covenants" ("covenant defeasance"), upon the deposit with the Trustee (or other qualifying trustee), in trust for such purpose, of money and/or U.S. Government Obligations which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient to pay the principal of, premium, if any, and interest on the Notes, on the scheduled due dates therefor or on a selected date of redemption in accordance with the terms of the Indenture. Such a trust may only be established if, among other things, the Company has delivered to the Trustee an opinion of counsel (as specified in the Indenture) (i) to the effect that neither the trust nor the Trustee will be required to register as an investment company under the Investment Company Act of 1940, as amended, and
(ii) to the effect that holders of the Notes or persons in their positions will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit, defeasance and discharge had not occurred, which, in the case of defeasance only, must be based upon a private letter ruling concerning the Notes, a published ruling of the Internal Revenue Service or a change in applicable federal income tax law.

MODIFICATION OF INDENTURE

  From time to time, the Company, the Guarantors, if applicable, and the Trustee may, without the consent of holders of the Notes, modify, amend, waive, restate or supplement the provisions of the Indenture or the Notes for certain specified purposes, including providing for uncertificated Notes in addition to certificated Notes, and curing any ambiguity, defect or inconsistency, or making any other change that does not materially and adversely affect the rights of any holder. The Indenture contains provisions permitting the Company, the Guarantors, if applicable, and the Trustee, with the consent of holders of at least a majority in principal amount of the outstanding Notes, to modify, amend, waive or supplement the Indenture or the Notes, except that no such modification shall, without the consent of each holder affected thereby, (i) reduce the amount of Notes whose holders must consent to an amendment, supplement, or waiver to the Indenture or the Notes,
(ii) reduce the rate of or change the time for payment of interest on any Note, (iii) reduce the principal of or premium on or change the stated maturity of any Note, (iv) make any Note payable in money other than that stated in the Note or change the place of payment from New York, New York, (v) change the amount or time of any payment required by the Notes or reduce the premium payable upon any redemption of Notes, or change the time before which no such redemption may be made, (vi) waive a default on the payment of the principal of, interest on, or redemption payment with respect to any Note, or
(vii) take any other action otherwise prohibited by the Indenture to be taken without the consent of each holder affected thereby.

  The consent of the holders is not necessary to approve the particular form of a proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

REPORTS TO HOLDERS

  So long as the Company is subject to the periodic reporting requirements of the Exchange Act, it will continue to furnish the information required thereby to the Commission and to the holders of the Notes. The Indenture will provide that even if the Company is entitled under the Exchange Act not to furnish such information to the Commission or to the holders of the Notes, it will nonetheless continue to furnish such information to the Commission and holders of the Notes.

COMPLIANCE CERTIFICATE

  The Company will deliver to the Trustee on or before 100 days after the end of the Company's fiscal year and on or before 50 days after the end of each the first, second and third fiscal quarters in each year an Officers' Certificate stating whether or not the signers know of any Default or Event of Default that has occurred. If they do, the certificate will describe the Default or Event of Default and its status.

THE TRUSTEE

  The Trustee under the Indenture is the Registrar and Paying Agent with regard to the Notes. The Indenture provides that, except during the continuance of an Event of Default which is continuing, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default which is continuing, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

  The Indenture and provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

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

TRANSFER AND EXCHANGE

  Holders of the Notes may transfer or exchange Notes in accordance with the Indenture. The Registrar under such Indenture may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the Indenture. The Registrar is not required to transfer or exchange any Note selected for redemption. Also, the Registrar is not required to transfer or exchange any Note for a period of 15 days before the day of mailing of the notice of redemption of the Notes to be redeemed.

  The registered holder of a Note may be treated as the owner of it for all purposes.

CERTAIN DEFINITIONS

  Set forth below is a summary of certain of the defined terms used in the covenants contained in the Indenture. Reference is made to the Indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided.

  "Acquired Indebtedness" means Indebtedness of a Person (including an Unrestricted Subsidiary) existing at the time such Person becomes a Restricted Subsidiary or assumed in connection with the acquisition of assets from a Person.

  "Acquisition EBITDA" means, without duplication, (i) EBITDA for the last four fiscal quarters for which financial statements are available at the date of determination (the "Acquisition EBITDA Period") with respect to a business or Person which has been acquired by the Company or one of its Restricted Subsidiaries or which is the subject of a binding acquisition agreement requiring the calculation of EBITDA for purposes of the covenant restricting the incurrence of Indebtedness and, in each case, with respect to which financial results on a consolidated basis with the Company have not been made available for an entire fiscal quarter; plus (ii) in connection with any such acquisition, projected quantifiable improvements in operating results due to an established program of cost reductions (consistent with the cost reductions actually achieved by the Company in connection with prior acquisitions) adopted, in good faith, by the Company or one of its Restricted Subsidiaries through a Board Resolution certified by an Officers' Certificate filed with the Trustee (calculated on a pro forma basis for the Acquisition EBITDA Period as if the program had been implemented at the beginning of the Acquisition EBITDA Period), without giving effect to any operating losses of the acquired Person. Each such Officers' Certificate shall be signed by the Chief Financial Officer and another officer of the Company. Acquisition EBITDA of a business shall be a fixed number determined as of the date the calculation of EBITDA for purposes of the covenant restricting the incurrence of Indebtedness is first required with respect to the acquisition of such business (the "Determination Date") and shall be utilized from the Determination Date through the date financial results are available for the first full fiscal quarter following the acquisition (following which the actual EBITDA of such business or Person shall be included in the EBITDA of the Company). For purposes of determining Acquisition EBITDA with respect to the acquisition of a particular business or Person, Acquisition EBITDA shall include not only the Acquisition EBITDA of such business or Person, but also the Acquisition EBITDA of any business previously acquired by the Company or the subject of a pending acquisition agreement to the extent that, as of the Determination Date, the financial results for such business or Person on a consolidated basis with the Company for a full fiscal quarter subsequent to its acquisition by the Company are not yet available.

  "Adjusted EBITDA" means for any Person, without duplication, the sum of (a) EBITDA of such Person and its Restricted Subsidiaries for the most recent fiscal quarter for which internal financial statements are available, multiplied by four and (b) Acquisition EBITDA.

  "Adjusted Net Assets" of a Guarantor at any date shall mean the lesser of the amount by which (x) the fair value of the property of such Guarantor exceeds the total amount of liabilities, including, without limitation, contingent liabilities (after giving effect to all other fixed and contingent liabilities (including, without limitation, any guarantees of Senior Indebtedness)), but excluding liabilities under the Guarantee of such Guarantor at such

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

date and (y) the present fair salable value of the assets of such Guarantor at such date exceeds the amount that will be required to pay the probable liability of such Guarantor on its debts (after giving effect to all other fixed and contingent liabilities (including, without limitation, any guarantees of Senior Indebtedness) and after giving effect to any collection from any Subsidiary of such Guarantor in respect of the obligations of such Subsidiary under the Guarantee), excluding Indebtedness in respect of the Guarantee as they become absolute and matured.

  "Affiliate" of any specified Person means any other Person which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by," and "under common control with"), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

  "Asset Sale" means the sale, transfer or other disposition (other than to the Company or any of its Restricted Subsidiaries) in any single transaction or series of related transactions involving assets with a fair market value in excess of $500,000 of (a) any Capital Stock of or other equity interest in any Restricted Subsidiary of the Company, (b) all or substantially all of the assets of the Company or of any Restricted Subsidiary thereof, (c) real property of the Company or a Restricted Subsidiary or (d) all or substantially all of the assets of any business property, or part thereof, owned by the Company or any Restricted Subsidiary thereof, or a division, line of business or comparable business segment of the Company or any Restricted Subsidiary thereof; provided that Asset Sales shall not include (i) sales, leases, conveyances, transfers or other dispositions to the Company or to a Restricted Subsidiary or to any other Person if after giving effect to such sale, lease, conveyance, transfer or other disposition such other Person becomes a Restricted Subsidiary, (ii) transactions complying with "Merger, Consolidation or Sale of Assets" above and (iii) transfers or other distributions of assets which constitute (1) Permitted Investments or (2) Restricted Payments made in compliance with the covenant described under "Certain Covenants--Limitation on Restricted Payments."

  "Asset Sale Proceeds" means, with respect to any Asset Sale, (i) cash received by the Company or any Restricted Subsidiary from such Asset Sale (including cash received as consideration for the assumption of liabilities incurred in connection with or in anticipation of such Asset Sale), after (a) provision for all income or other taxes measured by or resulting from such Asset Sale, (b) payment of all brokerage commissions, underwriting and other fees and expenses related to such Asset Sale, (c) provision for minority interest holders in any Restricted Subsidiary as a result of such Asset Sale,
(d) payments made to retire Indebtedness secured by the assets subject to such Asset Sale and (e) deduction of appropriate amounts to be provided by the Company or a Restricted Subsidiary as a reserve, in accordance with GAAP, against any liabilities associated with the assets sold or disposed of in such Asset Sale and retained by the Company or a Restricted Subsidiary after such Asset Sale, including, without limitation, pension and other post employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with the assets sold or disposed of in such Asset Sale, and (ii) promissory notes and other non-cash consideration received by the Company or any Restricted Subsidiary from such Asset Sale or other disposition upon the liquidation or conversion of such notes or non-cash consideration into cash.

  "Attributable Indebtedness" under the Indenture in respect of a Sale and Lease-Back Transaction means, as of the time of determination, the greater of
(i) the fair value of the property subject to such arrangement (as determined by the Board of Directors) and (ii) the present value (discounted at the rate of interest implicit in such transaction) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Lease-Back Transaction (including any period for which such lease has been extended).

  "Available Asset Sale Proceeds" means, with respect to any Asset Sale, the aggregate Asset Sale Proceeds from such Asset Sales that have not been applied in accordance with clauses (iii)(a) or (iii)(b) of "Certain Covenants-- Limitation on Certain Asset Sales," and which has not yet been the basis for an Excess Proceeds

Offer in accordance with clause (iii)(c), of the first paragraph of "Certain Covenants--Limitation on Certain Asset Sales."

  "Capital Stock" means, with respect to any Person, any and all shares or other equivalents (however designated) of capital stock, partnership interests or any other participation, right or other interest in the nature of an equity interest in such Person or any option, warrant or other security convertible into any of the foregoing.

  "Capitalized Lease Obligations" means Indebtedness represented by obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of such Indebtedness shall be the capitalized amount of such obligations determined in accordance with GAAP.

  A "Change of Control" of the Company will be deemed to have occurred at such time as (i) any Person (including a Person's Affiliates and associates), other than a Permitted Holder, becomes the beneficial owner (as defined under Rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act) of more than 50% of the total voting power of the Company's Common Stock, (ii) any Person (including a Person's Affiliates and associates), other than a Permitted Holder, becomes the beneficial owner of more than 33 1/3% of the total voting power of the Company's Common Stock, and the Permitted Holders beneficially own, in the aggregate, a lesser percentage of the total voting power of the Common Stock of the Company than such other Person and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors of the Company,
(iii) there shall be consummated any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation or pursuant to which the Common Stock of the Company would be converted into cash, securities or other property, other than a merger or consolidation of the Company in which the holders of the Common Stock of the Company outstanding immediately prior to the consolidation or merger hold, directly or indirectly, at least a majority of the Common Stock of the surviving corporation immediately after such consolidation or merger, or (iv) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company has been approved by a majority of the directors then still in office who either were directors at the beginning of such period or whose election or recommendation for election was previously so approved) cease to constitute a majority of the Board of Directors of the Company.

  "Common Stock" of any Person means all Capital Stock of such Person that is generally entitled to (i) vote in the election of directors of such Person or
(ii) if such Person is not a corporation, vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management and policies of such Person.

  "Consolidated Interest Expense" means, with respect to any Person, for any period, the aggregate amount of interest which, in conformity with GAAP, would be set forth opposite the caption "interest expense" or any like caption on an income statement for such Person and its Subsidiaries on a consolidated basis for such period (including, but not limited to, Redeemable Dividends, whether paid or accrued, on Preferred Stock of a Subsidiary, imputed interest included in Capitalized Lease Obligations, all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, the net costs associated with hedging obligations, the interest portion of any deferred payment obligation, amortization of discount or premium, if any, and all other non-cash interest expense (other than interest amortized to cost of sales)) plus, without duplication, all net capitalized interest for such period and all interest paid under any guarantee of Indebtedness (including a guarantee of principal, interest or any combination thereof) of any Person, plus the amount of all dividends or distributions paid on Disqualified Capital Stock (other than dividends paid or payable in shares of Capital Stock of the Company).

  "Consolidated Net Income" means, with respect to any Person, for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP provided, however, that (a) the Net Income of any Person (the "other Person") in which the Person in question or any of its Subsidiaries has less than a 99% interest (which interest does not cause the net income of such other Person to be consolidated into the net income of the Person in question in accordance with GAAP) shall be included only to the extent of the amount of dividends or distributions paid to the Person in question or the Subsidiary, (b) the Net Income of any Subsidiary of the Person in question, which Subsidiary is subject to any restriction or limitation on the payment of dividends or the making of other distributions (other than pursuant to the Notes or the Indenture), shall be excluded to the extent of such restriction or limitation (provided that if any such restriction or limitation by its terms takes effect upon the occurrence of a default or event of default, such exclusion shall become effective only upon the occurrence of such default or event of default which is continuing), (c)(i) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition and (ii) any net gain (but not loss) resulting from an Asset Sale by the Person in question or any of its Subsidiaries other than in the ordinary course of business shall be excluded, and (d) extraordinary, unusual and nonrecurring gains and losses shall be excluded.

  "Credit Facility" means the credit agreement or credit agreements, in existence on the date of the Indenture, by and among the Company, any or all Restricted Subsidiaries and any one or more lenders from time to time parties thereto, as the same may be amended, extended, increased, renewed, restated, supplemented or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, and any agreement or agreements governing Indebtedness incurred to refinance, replace, restructure or refund in whole or in part the borrowings and then maximum commitments under the Credit Facility or such agreement (whether with the original administrative agent and lenders or other agents and lenders or otherwise, and whether provided under the original Credit Facility or other credit agreements or otherwise). The Company shall promptly notify the Trustee of any such refunding, replacement, restructuring or refinancing of the Credit Facility.

  "Designated Senior Indebtedness," as to the Company or any Guarantor, as the case may be, means any Senior Indebtedness (a) under the Credit Facility, or
(b) which at the time of determination exceeds $15,000,000 in aggregate principal amount (or accreted value in the case of Indebtedness issued at a discount) outstanding or available under a committed facility, and (i), unless such designation is prohibited by the Credit Facility, which is specifically designated in the instrument evidencing such Senior Indebtedness as "Designated Senior Indebtedness" by such Person and (ii) as to which the Trustee has been given written notice of such designation.

  "Disqualified Capital Stock" means any Capital Stock of the Company or a Restricted Subsidiary thereof which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the maturity date of the Notes, for cash or securities constituting Indebtedness. Without limitation of the foregoing, Disqualified Capital Stock shall be deemed to include (i) any Preferred Stock of a Restricted Subsidiary of the Company and (ii) any Preferred Stock of the Company, with respect to either of which, under the terms of such Preferred Stock, by agreement or otherwise, such Restricted Subsidiary or the Company is obligated to pay current dividends or distributions in cash during the period prior to the maturity date of the Notes; provided, however, that Preferred Stock of the Company or any Restricted Subsidiary thereof that is issued with the benefit of provisions requiring a change of control offer to be made for such Preferred Stock in the event of a change of control of the Company or Restricted Subsidiary, which provisions have substantially the same effect as the provisions of the Indenture described under "Change of Control," shall not be deemed to be Disqualified Capital Stock solely by virtue of such provisions, and provided, further, that Capital Stock owned by the Company or a Wholly-Owned Restricted Subsidiary shall not constitute Disqualified Capital Stock.

  "EBITDA" means, for any Person, for any period, an amount equal to (a) the sum of (i) Consolidated Net Income for such period, plus (ii) the provision for taxes for such period based on income or profits to the extent such income or profits were included in computing Consolidated Net Income and any provision for taxes utilized in computing net loss under clause (i) hereof, plus (iii) Consolidated Interest Expense for such period (but only including Redeemable Dividends in the calculation of such Consolidated Interest Expense to the extent that such Redeemable Dividends have not been excluded in the calculation of Consolidated Net Income), plus (iv) depreciation for such period on a consolidated basis, plus (v) amortization of intangibles and other deferred financing fees for such period on a consolidated basis, plus (vi) any other non-cash items reducing Consolidated

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

Net Income for such period, plus (vii) Permitted Tax Distributions, except that with respect to the Company each of the foregoing items shall be determined on a consolidated basis with respect to the Company and its Restricted Subsidiaries only.

  "Exchange Act" means the Securities Exchange Act of 1934, as amended.

  "GAAP" means generally accepted accounting principles consistently applied as in effect in the United States from time to time.

  "incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Indebtedness or other obligation or the recording (other than previously recorded), as required pursuant to GAAP or otherwise, of any such Indebtedness or other obligation on the balance sheet of such Person (and "incurrence," "incurred," "incurrable," and "incurring" shall have meanings correlative to the foregoing); provided that a change in GAAP that results in an obligation of such Person that exists at such time becoming Indebtedness shall not be deemed an incurrence of such Indebtedness.

  "Indebtedness" means (without duplication), with respect to any Person, any indebtedness at any time outstanding, secured or unsecured, contingent or otherwise, which is for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), or evidenced by bonds, notes, debentures or similar instruments or representing the balance deferred and unpaid of the purchase price of any property (excluding, without limitation, any balances that constitute accounts payable or trade payables, and other accrued liabilities arising in the ordinary course of business) if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, and shall also include, to the extent not otherwise included (i) any Capitalized Lease Obligations, (ii) obligations secured by a Lien to which the property or assets owned or held by such Person is subject, whether or not the obligation or obligations secured thereby shall have been assumed (provided, however, that if such obligation or obligations shall not have been assumed, the amount of such Indebtedness shall be deemed to be the lesser of the principal amount of the obligation or the fair market value of the pledged property or assets), (iii) guarantees of items of other Persons which would be included within this definition for such other Persons (whether or not such items would appear upon the balance sheet of the guarantor), (iv) all obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (provided that, in the case of any such letters of credit, the items for which such letters of credit provide credit support are those of other Persons which would be included within this definition for such other Persons), (v) in the case of the Company, Disqualified Capital Stock of the Company or any Restricted Subsidiary thereof, and (vi) obligations of any such Person under any Interest Rate Agreement applicable to any of the foregoing (if and to the extent such Interest Rate Agreement obligations would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP). The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided (i) that the amount outstanding at any time of any Indebtedness issued with original issue discount is the principal amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP and (ii) that Indebtedness shall not include any liability for federal, state, local or other taxes. Notwithstanding any other provision of the foregoing definition, any trade payable arising from the purchase of goods or materials or for services obtained in the ordinary course of business or contingent obligations arising out of customary indemnification agreements with respect to the sale of assets or securities shall not be deemed to be "Indebtedness" of the Company or any Restricted Subsidiaries for purposes of this definition. Furthermore, guarantees of (or obligations with respect to letters of credit supporting) Indebtedness and Liens securing Indebtedness otherwise included in the determination of such amount shall not also be included.

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

  "Interest Rate Agreement" means, for any Person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement designed to protect the party indicated therein against fluctuations in interest rates.

  "Investments" means, directly or indirectly, any advance, account receivable (other than an account receivable arising in the ordinary course of business or acquired as a part of the assets acquired by the Company in connection with an acquisition of assets which is otherwise permitted by the terms of the Indenture), loan or capital contribution to (by means of transfers of property to others, payments for property or services for the account or use of others or otherwise), the purchase of any stock, bonds, notes, debentures, partnership or joint venture interests or other securities of, the acquisition, by purchase or otherwise, of all or substantially all of the business or assets or stock or other evidence of beneficial ownership of, any Person or the making of any investment in any Person. Investments shall exclude (i) extensions of trade credit on commercially reasonable terms in accordance with normal trade practices and (ii) the repurchase or redemption of securities of any Person by such Person.

  "Issue Date" means the date the Notes are first issued by the Company and authenticated by the Trustee under the Indenture.

  "Lien" means with respect to any property or assets of any Person, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement, encumbrance, preference, priority, or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or assets (including without limitation, any Capitalized Lease Obligation, conditional sales, or other title retention agreement having substantially the same economic effect as any of the foregoing).

  "Net Income" means, with respect to any Person for any period, the net income (loss) of such Person determined in accordance with GAAP minus Permitted Tax Distributions with respect to such period, and excluding any foreign currency translation gains or losses added or deducted, as applicable, in the computation of Net Income.

  "Net Proceeds" means (i) in the case of any sale of Capital Stock by the Company, the aggregate net proceeds received by the Company, after payment of expenses, commissions and the like incurred in connection therewith, whether such proceeds are in cash or in property (valued at the fair market value thereof, as determined in good faith by the board of directors, at the time of receipt), (ii) in the case of any exchange, exercise, conversion or surrender of outstanding securities of any kind for or into shares of Capital Stock of the Company which is not Disqualified Capital Stock, the net book value of such outstanding securities on the date of such exchange, exercise, conversion or surrender (plus any additional amount required to be paid by the holder to the Company upon such exchange, exercise, conversion or surrender, less any and all payments made to the holders, e.g., on account of fractional shares and less all expenses incurred by the Company in connection therewith) and
(iii) in the case of any issuance of any Indebtedness by the Company or any Restricted Subsidiary, the aggregate net cash proceeds received by such Person after payment of expenses, commissions, underwriting discounts and the like incurred in connection therewith.

  "Non-Payment Event of Default" means any event (other than a Payment Default) the occurrence of which entitles one or more Persons to accelerate the maturity of any Designated Senior Indebtedness.

  "Notes" means the securities that are issued under the Indenture, as amended, restated or supplemented from time to time pursuant to the Indenture.

  "Officers' Certificate" means, with respect to any Person, a certificate signed by the Chief Executive Officer, the Controller, the President or any Vice President and the Chief Financial Officer or any Treasurer of such Person that shall comply with applicable provisions of the Indenture.

  "Payment Default" means any default, whether or not any requirement for the giving of notice, the lapse of time or both, or any other condition to such default becoming an event of default has occurred, in the payment of principal of (or premium, if any) or interest on or any other amount payable in connection with Designated Senior Indebtedness.

  "Permitted Holders" means, collectively, Leo W. Pierce, Sr., his children or other lineal descendants (whether adoptive or biological), the spouses of any of the foregoing and any probate estate of any such individual and any trust, so long as one or more of the foregoing individuals is the principal beneficiary of such trust, and any other partnership, corporation or other entity all of the partners, shareholders, members or owners of which are any one or more of the foregoing.

  "Permitted Indebtedness" means:

    (i) Indebtedness of the Company or any Restricted Subsidiary arising under or in connection with the Credit Facility in an amount not to exceed $20,000,000 above the amount that could be borrowed at the time of determination under the first paragraph under "Certain Covenants-- Limitation on Additional Indebtedness";

    (ii) Indebtedness of the Company's Canadian subsidiary (and related guarantees) under the Credit Facility in an aggregate amount at any one time outstanding not to exceed Cdn $30,300,000;

    (iii) Indebtedness under the 1996 Notes and the guarantees thereof;

    (iv) Indebtedness under the Notes and the Guarantees;

    (v) Indebtedness not covered by any other clause of this definition which is outstanding on the date of the Indenture;

    (vi) Indebtedness of the Company to any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary to the Company or another Restricted Subsidiary;

    (vii) Purchase Money Indebtedness and Capitalized Lease Obligations incurred to acquire property in the ordinary course of business which Indebtedness and Capitalized Lease Obligations do not in the aggregate exceed 5% of the Company's consolidated total assets;

    (viii) Interest Rate Agreements;

    (ix) additional Indebtedness of the Company not to exceed $3,000,000 in principal amount outstanding at any time; and

    (x) Refinancing Indebtedness.

  "Permitted Investments" means, for any Person, Investments made on or after the date of the Indenture consisting of

    (i) Investments by the Company, or by a Restricted Subsidiary thereof, in the Company or a Restricted Subsidiary; and

    (ii) Temporary Cash Investments; and

    (iii) Investments by the Company, or by a Restricted Subsidiary thereof, in a Person (or in all or substantially all of the business or assets of a business or a Person), if as a result of such Investment (a) such Person becomes a Restricted Subsidiary of the Company, (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary thereof or (c) such business or assets are owned by the Company or a Restricted Subsidiary; and

    (iv) reasonable and customary loans made to employees not to exceed $500,000 in the aggregate at any one time outstanding, plus any loans which may be required to be made under the Nonqualified Stock Option Plan in an amount not to exceed $2,000,000; and

    (v) an Investment that is made by the Company or a Restricted Subsidiary thereof in the form of any stock, bonds, notes, debentures, partnership or joint venture interests or other securities that are issued by a third party to the Company or Restricted Subsidiary solely as partial consideration for the consummation of an Asset Sale that is otherwise permitted under the covenant described under "Certain Covenants--Limitation on Certain Asset Sales"; and

    (vi) accounts receivable of the Company and its Restricted Subsidiaries generated in the ordinary course of business; and

    (vii) Investments existing on the Issue Date; and

    (viii) Investments for any purpose not to exceed $2,000,000.

  "Permitted Liens" means (i) Liens on property or assets of, or any shares of stock of or secured debt of, any Person or business existing at the time such Person becomes a Restricted Subsidiary of the Company or at the time such Person is merged into or consolidated with the Company or any of its Restricted Subsidiaries or at the time such business is acquired by the Company or a Restricted Subsidiary, provided that such Liens are not incurred in anticipation of such Person becoming a Restricted Subsidiary of the Company or merging into or consolidating with the Company or any of its Restricted Subsidiaries or such business being acquired by the Company or a Restricted Subsidiary, (ii) Liens securing Refinancing Indebtedness, provided that any such Lien does not extend to or cover any Property, shares or debt other than the Property, shares or debt securing the Indebtedness so refunded, refinanced or extended, (iii) Liens in favor of the Company or any of its Restricted Subsidiaries, (iv) Liens securing industrial revenue bonds, (v) Liens to secure Purchase Money Indebtedness that is otherwise permitted under the Indenture, provided that (a) any such Lien is created solely for the purpose of securing Indebtedness representing, or incurred to finance, refinance or refund, the cost (including sales and excise taxes, installation and delivery charges and other direct costs of, and other direct expenses paid or charged in connection with, such purchase or construction) of such Property, (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such costs, and (c) such Lien does not extend to or cover any Property other than such item of Property and any improvements on such item, (vi) statutory liens or landlords', carriers', warehousemen's, mechanics', suppliers', materialmen's, repairmen's or other like Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings, (vii) other Liens securing obligations incurred in the ordinary course of business which obligations do not exceed $1,000,000 in the aggregate at any one time outstanding, (viii) Liens for taxes, assessments or governmental charges that are being contested in good faith by appropriate proceedings, (ix) Liens securing Capitalized Lease Obligations permitted to be incurred under clause
(vii) of the definition of "Permitted Indebtedness," provided that such Lien does not extend to any property other than that subject to the underlying lease, (x) Liens securing Designated Senior Indebtedness, (xi) easements or minor defects or irregularities in title and other similar charges or encumbrances on property not interfering in any material respect with the Company's or any Restricted Subsidiary's use of such property, (xii) Liens existing on the date of the Indenture and (xiii) pledges or deposits made in the ordinary course of business (a) in connection with (1) leases, performance bonds and similar bonds or (2) workers' compensation, unemployment insurance and other social security legislation or (b) securing the performance of surety bonds and appeal bonds required (1) in the ordinary course of business or in connection with the enforcement of rights or claims of the Company or a Subsidiary thereof or (2) in connection with judgments that do not give rise to an Event of Default and which do not exceed $3,000,000 in the aggregate,
(xiv) Liens securing Interest Rate Agreements entered into with any lender under the Credit Facility or any Affiliate thereof and any guarantees thereof and (xv) any extensions, substitutions, replacements or renewals of the foregoing.

  "Permitted Tax Distributions" means, with respect to any periods for which the Company is taxed as an S corporation or other pass-through entity for federal income tax purposes, distributions to the holders of Capital Stock of the Company based on estimates of the highest amount of federal, state and local income tax per share of Capital Stock that any holder of Capital Stock of the Company would be required to pay as a result of the Company's being treated as a pass-through entity for income tax purposes.

  "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government (including any agency or political subdivision thereof).

  "Preferred Stock" means any Capital Stock of a Person, however designated, which entitles the holder thereof to a preference with respect to dividends, distributions or liquidation proceeds of such Person over the holders of other Capital Stock issued by such Person.

  "Property" of any Person means all types of real, personal, tangible, intangible or mixed property owned by such Person whether or not included in the most recent consolidated balance sheet of such Person and its Subsidiaries under GAAP.

  "Public Equity Offering" means a public offering by the Company of shares of its Capital Stock and any and all rights, warrants or options to acquire such Capital Stock.

  "Purchase Money Indebtedness" means any Indebtedness incurred in the ordinary course of business by a Person to finance the cost (including the cost of construction) of an item of Property, the principal amount of which Indebtedness does not exceed the sum of (i) 100% of such cost and (ii) reasonable fees and expenses of such Person incurred in connection therewith.

  "Redeemable Dividend" means, for any dividend or distribution with regard to Disqualified Capital Stock, the quotient of the dividend or distribution divided by the difference between one and the maximum statutory federal income tax rate (expressed as a decimal number between 1 and 0) then applicable to the issuer of such Disqualified Capital Stock.

  "Refinancing Indebtedness" means Indebtedness that refunds, refinances, renews, replaces or extends any Indebtedness of the Company outstanding on the Issue Date or other Indebtedness permitted to be incurred by the Company or its Restricted Subsidiaries pursuant to the terms of the Indenture, whether involving the same or any other lender or creditor or group of lenders or creditors, but only to the extent that (i) the Refinancing Indebtedness is subordinated to the Notes to at least the same extent as the Indebtedness being refunded, refinanced or extended, if at all, (ii) the Refinancing Indebtedness is scheduled to mature either (a) no earlier than the Indebtedness being refunded, refinanced or extended, or (b) after the maturity date of the Notes, (iii) the portion, if any, of the Refinancing Indebtedness that is scheduled to mature on or prior to the maturity date of the Notes has a weighted average life to maturity at the time such Refinancing Indebtedness is incurred that is equal to or greater than the weighted average life to maturity of the portion of the Indebtedness being refunded, refinanced or extended that is scheduled to mature on or prior to the maturity date of the Notes, (iv) such Refinancing Indebtedness is in an aggregate principal amount that is equal to or less than the sum of (a) the aggregate principal amount then outstanding under the Indebtedness being refunded, refinanced or extended, (b) the amount of accrued and unpaid interest, if any, and premiums owed, if any, not in excess of preexisting prepayment provisions on such Indebtedness being refunded, refinanced or extended and (c) the amount of customary fees, expenses and costs related to the incurrence of such Refinancing Indebtedness, and (v) such Refinancing Indebtedness is incurred by the same Person that initially incurred the Indebtedness being refunded, refinanced or extended, except that the Company may incur Refinancing Indebtedness to refund, refinance or extend Indebtedness of any Wholly-Owned Subsidiary of the Company.

  "Restricted Payment" means any of the following: (i) the declaration or payment of any dividend or any other distribution or payment on Capital Stock of the Company or any Restricted Subsidiary of the Company or any payment made to the direct or indirect holders (in their capacities as such) of Capital Stock of the Company or any Restricted Subsidiary of the Company (other than (x) dividends or distributions payable solely in Capital Stock (other than Disqualified Capital Stock) or in options, warrants or other rights to purchase Capital Stock (other than Disqualified Stock), and (y) in the case of Restricted Subsidiaries of the Company, dividends or distributions payable to the Company or to a Wholly-Owned Subsidiary of the Company); (ii) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company or any of its

Restricted Subsidiaries (other than Capital Stock owned by the Company or a Wholly-Owned Subsidiary of the Company, excluding Disqualified Capital Stock);
(iii) the purchase, defeasance, repurchase, redemption or other acquisition or retirement for value, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment of, or the making of any principal payment on, any Indebtedness which is subordinated in right of payment to the Notes other than subordinated Indebtedness acquired in anticipation of satisfying a scheduled sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition); (iv) the making of any Investment or guarantee of any Investment in any Person other than a Permitted Investment; (v) any designation of a Restricted Subsidiary as an Unrestricted Subsidiary on the basis of the Investment by the Company therein; and (vi) forgiveness of any Indebtedness of an Affiliate of the Company (other than a Restricted Subsidiary) to the Company or a Restricted Subsidiary. For purposes of determining the amount expended for Restricted Payments, cash distributed or invested shall be valued at the face amount thereof and property other than cash shall be valued at its fair market value in the good faith determination of the Board of Directors. It is agreed that any payments made to Leo W. Pierce, Sr. or his spouse pursuant to a pension obligation of the Company in the annual amount of $96,000 shall not constitute a Restricted Payment.

  "Restricted Subsidiary" means a Subsidiary of the Company other than an Unrestricted Subsidiary and includes all of the Subsidiaries of the Company existing as of the Issue Date. The Board of Directors of the Company may designate any Unrestricted Subsidiary or any Person that is to become a Subsidiary as a Restricted Subsidiary if immediately after giving effect to such action (and treating any Acquired Indebtedness as having been incurred at the time of such action), the Company could have incurred at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the "Limitation on Additional Indebtedness" covenant.

  "Sale and Lease-Back Transaction" means any arrangement with any Person providing for the leasing by the Company or any Restricted Subsidiary of the Company of any real or tangible personal property, which property (i) has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person in contemplation of such leasing and (ii) would constitute an Asset Sale if such property had been sold in an outright sale thereof.

  "Senior Indebtedness" means the principal of and premium, if any, and interest (including, without limitation, interest accruing or that would have accrued but for the filing of a bankruptcy, reorganization or other insolvency proceeding whether or not such interest constitutes an allowable claim in such proceeding) on, and any and all other fees, expense reimbursement obligations and other amounts due pursuant to the terms of all agreements, documents and instruments providing for, creating, securing or evidencing or otherwise entered into in connection with (a) all Indebtedness of the Company owed to lenders under or in respect of the Credit Facility, (b) all obligations of the Company with respect to any Interest Rate Agreement, (c) all obligations of the Company to reimburse any bank or other person in respect of amounts paid under letters of credit, acceptances or other similar instruments, (d) all other Indebtedness of the Company which does not provide that it is to rank pari passu with or subordinate to the Notes and (e) all deferrals, renewals, extensions, replacements, refundings, refinancings and restructurings of, and amendments, modifications and supplements to, any of the Senior Indebtedness described above. Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness will not include (i) Indebtedness of the Company to any of its Subsidiaries, (ii) Indebtedness represented by the Notes and any Guarantees, (iii) Indebtedness represented by the 1996 Notes and their guarantees, (iv) any Indebtedness which by the express terms of the agreement or instrument creating, evidencing or governing the same is junior or subordinate in right of payment to any item of Senior Indebtedness, (v) any trade payable arising from the purchase of goods or materials or for services obtained in the ordinary course of business, or (vi) Indebtedness (other than that described in clause (a) above) incurred in violation of the Indenture.

  "Subsidiary" of any specified Person means any corporation, partnership, joint venture, association or other business entity, whether now existing or hereafter organized or acquired, (i) in the case of a corporation, of which more than 50% of the total voting power of the Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, officers or trustees thereof is held by such first-named Person or any of its Subsidiaries; or (ii) in the case of a partnership, joint venture, association or other business entity, with respect to which such first-named Person or any of its Subsidiaries has the power to direct or cause the direction of the management and policies of such entity by contract or otherwise or if in accordance with GAAP such entity is consolidated with the first-named Person for financial statement purposes.

  "Temporary Cash Investments" means (i) Investments in marketable direct obligations issued or guaranteed by the United States of America, or of any governmental agency or political subdivision thereof, maturing within 365 days of the date of purchase; (ii) Investments in demand deposits or certificates of deposit issued by a bank organized under the laws of the United States of America or any state thereof or the District of Columbia, in each case having capital, surplus and undivided profits totaling more than $500,000,000 and rated at least A by Standard & Poor's Corporation and A-2 by Moody's Investors Service, Inc., maturing within 365 days of purchase; (iii) Investments not exceeding 365 days in duration in money market funds that invest substantially all of such funds' assets in the Investments described in the preceding clauses (i) and (ii); (iv) any security maturing not more than 180 days after the date of acquisition, backed by a stand-by or direct pay letter of credit issued by a bank meeting the qualifications described in clause (ii) above; or
(v) commercial paper, maturing not more than one year after the date of acquisition, issued by a corporation (other than an Affiliate or Subsidiary of the Company) organized and existing under the laws of the United States of America or any state thereof or the District of Columbia with a rating, at the time as of which any investment therein is made, of "P-1" by Moody's Investors Service, Inc. or "A-1" by Standard & Poor's Corporation.

  "Unrestricted Subsidiary" means (i) any Subsidiary of an Unrestricted Subsidiary and (ii) any Subsidiary of the Company which is classified after the Issue Date as an Unrestricted Subsidiary by a resolution adopted by the Board of Directors of the Company; provided that a Subsidiary organized or acquired after the Issue Date may be so classified as an Unrestricted Subsidiary only if such classification is in compliance with the covenant set forth under "Limitation on Restricted Payments." The Trustee shall be given prompt notice by the Company of each resolution adopted by the Board of Directors of the Company under this provision, together with a copy of each such resolution adopted.

  "Wholly-Owned Subsidiary" means any Restricted Subsidiary, 99% or more of the outstanding Capital Stock (other than directors' qualifying shares) of which are owned, directly or indirectly, by the Company.

GLOBAL NOTES

  The Notes will be issued in the form of one or more fully registered global notes (each a "Global Note") deposited with The Depository Trust Company (the "Depository") or a nominee thereof. Unless and until it is exchanged in whole or in par for Notes in definitive registered form, a Global Note may not be transferred except as a whole by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository or another nominee of the Depository or by the Depository or any such nominee to a successor of the Depository or a nominee of such successor.

  Ownership of beneficial interests in a Global Note will be limited to persons that have accounts with the Depository ("participants") or persons that may hold interests through participants. Upon the issuance of a Global Note, the Depository for such Global Note will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the Notes represented by such Global Note beneficially owned by such participants. The accounts to be credited will be designated by the Underwriters. Ownership of beneficial interests in such Global Note will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depository (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in Global Notes.

  So long as the Depository or its nominee is the owner of record of a Global Note, the Depository or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Note for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Global Note will not be entitled to have the Note represented by such Global Note registered in their names, and will not receive or be entitled to receive physical delivery of such Notes in definitive form and will not be considered the owners or holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in a Global Note must rely on the procedures of the Depository and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder of record under the Indenture. The Company understands that under existing industry practices, if the Company requests any action of holders or if any owner of a beneficial interest in a Global Note desires to give or take any action which a holder is entitled to give or take under the Indenture, the Depository would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instruction of beneficial owners holding through them.

  Payments of principal of, premium, if any, and interest on Notes represented by a Global Note registered in the name of the Depository or its nominee will be made to such Depository of such nominee, as the case may be, as the registered owner of such Global Note. None of the Company, the Trustee or any other agent of the Company or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  The Company expects that the Depository, upon receipt of any payment of principal, premium, if any, or interest in respect of such Global Note, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in such Global Note as shown on the records of the Depository. The Company also expects that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participants.

  If the Depository notifies the Company that it is at any time unwilling or unable to continue as Depository or ceases to be eligible under applicable law, and a successor Depository eligible under applicable law is not appointed by the Company within 90 days, the Company will issue such Notes in definitive form in exchange for such Global Note. In addition, the Company may at any time and in its sole discretion determine not to have any of the Notes represented by one or more Global Notes and, in such event, will issues Notes in definitive form in exchange for all of the Global Note or Global Notes representing such Notes. Any Notes issued in definitive form in exchange for a Global Note will be registered in such name or names as the Depository shall instruct the Trustee. It is expected that such instructions will be based upon directions received by the Depository from participants with respect to ownership of beneficial interests in such Global Note.

SAME-DAY SETTLEMENT IN RESPECT OF GLOBAL NOTES

  So long as any Notes are represented by Global Notes registered in the name of the Depository or its nominee, such Notes will trade in the Depository's Same-Day Funds Settlement System, and secondary market trading activity in such Notes will therefore be required by the Depository to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

NO PERSONAL LIABILITY OF INCORPORATORS, SHAREHOLDERS, OFFICERS, DIRECTORS, OR EMPLOYEES

  The Indenture provides that no recourse for the payment of the principal of, premium, if any, or interest on any of the Notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company in the Indenture, or in any of the Notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, shareholder, officer, director, employee or controlling person of the Company, of any of its Subsidiaries or of any predecessor or successor Person thereof. Each Holder, by accepting the Notes, waives and releases all such liability.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 80,000,000 shares of Common Stock, par value $.01 per share, and 10,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"). Immediately prior to the Offerings, there were 10,485,090 shares of Common Stock outstanding. No shares of Preferred Stock are currently outstanding.

  Prior to the Stock Recapitalization, the Company had outstanding two classes of Common Stock: Class A Common Stock, which was voting, and Class B Common Stock, which was nonvoting. In connection with the Stock Recapitalization, all of the shares of Class A and Class B Common Stock were converted into an aggregate of 10,485,090 shares of Common Stock.

COMMON STOCK

  The holders of Common Stock are entitled to one vote per share on each matter to be decided by the shareholders and do not have cumulative voting rights. Accordingly, the holders of a majority of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. The holders of Common Stock have no preemptive, redemption or conversion rights. The holders of Common Stock will be entitled to receive ratably such dividends, if any, as the Board of Directors may declare from time to time out of funds legally available for such purpose. In the event of liquidation, dissolution or winding up of the affairs of the Company, after payment or provision for payment of all of the Company's debts and obligations and any preferential distributions to holders of Preferred Stock, if any, the holders of the Common Stock will be entitled to share ratably in the Company's remaining assets. All outstanding shares of Common Stock are, and the Common Stock offered hereby will be, validly issued, fully paid and nonassessable.

PREFERRED STOCK

  The Board of Directors is authorized, without further action by the shareholders, to provide for the issuance of shares of Preferred Stock as a class without series or in one or more series, to establish the number of shares in each class or series and to fix the designations, powers, preferences and rights of each such class or series and the qualifications, limitations or restrictions thereof. Because the Board of Directors has the power to establish the preferences and rights of each class or series of Preferred Stock, the Board of Directors may afford the holders of any class or series of Preferred Stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of Common Stock. The issuance of Preferred Stock could have the effect of delaying or preventing a change in control of the Company. As of the date of this Prospectus, the Company has not authorized the issuance of any Preferred Stock and there are no plans, agreements or understandings for the issuance of any shares of Preferred Stock.

CERTAIN PROVISIONS OF PENNSYLVANIA LAW AND THE COMPANY'S ARTICLES OF INCORPORATION AND BYLAWS

  The Company is subject to the provisions of Section 2538 and Sections 2551-2556 of the Pennsylvania Business Corporation Law of 1988, as amended (the "PBCL"), which in certain cases provide for supermajority shareholder approval of business combinations involving the Company and any "interested shareholder" (as defined in such statute and includes generally, in the case of Section 2538, shareholders who are a party to the business combination or who are treated differently from other shareholders, and, in the case of Sections 2551-2556, shareholders beneficially owning 20% or more of the voting power of a "registered" corporation, such as the Company). In addition, Sections 2551-2556 also impose certain restrictions on business combinations involving the Company and any "interested shareholder." The term "business combination" includes a merger, asset sale or other transaction involving an interested shareholder.

  The PBCL also provides that the directors of a corporation, making decisions concerning takeovers or any other matters, may consider, to the extent that they deem appropriate, among other things, (i) the effects of any proposed transaction upon any or all groups affected by such action, including, among others, shareholders, employees, suppliers, customers and creditors, (ii) the short-term and long-term interests of the corporation and (iii) the resources, intent and conduct of the person seeking control.

  The Company's Bylaws provide that the Company's Board of Directors is to be composed of three classes, with staggered three-year terms, each class to contain as nearly as possible one-third of the number of members of the Board. Accordingly, at each annual meeting of shareholders, only approximately one-third of the Company's directors will be elected.

  Certain other provisions of the Company's Articles of Incorporation and Bylaws could also have the effect of preventing or delaying any change in control of the Company, including (i) the advance notification procedures governing certain shareholder nominations of candidates for the Board of Directors and for certain other shareholder business to be conducted at an annual meeting, (ii) the absence of authority for shareholders to call special shareholder meetings of the Company, except in certain limited circumstances mandated by the PBCL, and (iii) the absence of authority for shareholder action by written consent by less than all of the Company's shareholders. These provisions, the classified board and "supermajority" voting rights, could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from seeking to acquire, control of the Company.

  As permitted by the PBCL, the Bylaws provide that a director shall not be personally liable in such capacity for monetary damages for any action taken, or any failure to take any action, unless the director breaches or fails to perform the duties of his office under the PBCL, and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. These provisions of the Bylaws, however, do not apply to the responsibility or liability of a director pursuant to any criminal statute, or to the liability of a director for the payment of the Company's taxes pursuant to local, Pennsylvania or federal law. These provisions offer persons who serve on the Board of Directors of the Company protection against awards of monetary damages for negligence in the performance of their duties.

  The Bylaws also provide that every person who is or was a director or officer of the Company, or a director, officer, employee, agent, partner or fiduciary of, or in any other capacity for any corporation, partnership, joint venture, trust, employee benefit plan or other enterprise which he served as such at the request of the Company, shall be indemnified by the Company to the fullest extent permitted by law against all expenses and liabilities reasonably incurred by or imposed upon him, in connection with any proceeding to which he may be made, or threatened to be made, a party, or in which he may become involved by reason of his being or having been a director or officer of the Company, or a director, officer, employee, agent, or fiduciary of, or in any other capacity for such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, whether or not he is a director or officer of the Company or a director, officer, employee, agent, partner or fiduciary of, or in any other capacity for such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise at the time the expenses or liabilities are incurred.

                                 UNDERWRITING

  Under the terms and subject to the conditions of the Underwriting Agreement, each Underwriter named below has severally agreed to purchase, and the Company has agreed to sell to each Underwriter, the principal amount of Notes set forth opposite the names of such Underwriter below:

                                                                    PRINCIPAL
                               UNDERWRITER                            AMOUNT
                               -----------                         ------------
       Smith Barney Inc. ......................................... $ 96,000,000
       CIBC Wood Gundy Securities Corp. ..........................   12,000,000
       PaineWebber Incorporated...................................   12,000,000
                                                                   ------------
         Total.................................................... $120,000,000
                                                                   ============

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Notes are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the Notes offered hereby if any such Notes are taken.

  The Underwriters have advised the Company that they propose initially to offer part of the Notes directly to the public at the public offering price set forth on the cover page of this Prospectus and part to certain dealers at a price that represents a concession not in excess of 0.25% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of 0.10% of the principal amount of the Notes to certain other dealers. After the Notes Offering, the public offering price and such concessions may be changed from time to time by the Underwriters. The Underwriters have informed the company that the Underwriters do not intend to confirm sales of the Notes to accounts over which they exercise discretionary authority.

  In order to facilitate the offering of the Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. In addition, to stabilize the price of the Notes, the Underwriters may bid for, and purchase, Notes, in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Notes in the Notes Offering, if the syndicate repurchases previously distributed Notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

  The Company has agreed to indemnify the Underwriters, and the Underwriters have agreed to indemnify the Company, against certain liabilities, including liabilities under the Securities Act.

  The Notes are a new issue of securities with no existing trading market. The Notes have been approved for listing on the New York Stock Exchange. However, no assurance can be given as to the liquidity of or the trading market for the Notes. See "Risk Factors--Absence of Public Market for the Notes."

  CVF will receive a fee estimated to be approximately $1.8 million in connection with the Offerings.

                                 LEGAL MATTERS

  Certain legal matters with respect to the Notes will be passed upon for the Company by Cozen and O'Connor, Philadelphia, Pennsylvania. Two members of Cozen and O'Connor are limited partners in certain limited partnerships that lease facilities to the Company. Certain legal matters will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

                                    EXPERTS

  The consolidated financial statements and schedules of Pierce Leahy Corp. as of December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996, included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

  The financial statements of Security Archives, Inc. as of June 30, 1994 and 1995, and for the years then ended, included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

  The financial statements of Records Management Services, Inc. as of September 30, 1996 and for the year then ended, included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 under the Securities Act with respect to the Notes offered hereby (including all amendments and supplements thereto, the "Registration Statement"). As permitted by the rules and regulations of the Commission, this Prospectus, which constitutes part of the Registration Statement, omits certain information, exhibits and undertakings contained in the Registration Statement. For further information with respect to the Company and the Notes offered hereby, reference is made to the Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Commission. The Registration Statement (and the exhibits and schedules thereto), as well as such reports and other information filed by the Company with the Commission, may be inspected and copied at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Room 1400, 75 Park Place, New York, New York 10007 and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Copies of such material will be available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Such information can also be reviewed through the Commission's Electronic Data Gathering, Analysis and Retrieval System ("EDGAR") which is publicly available through the Commission's Web Site on the Internet (http: \\www.sec.gov).

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Consolidated Financial Statements of Pierce Leahy Corp.:
  Report of Independent Public Accountants.................................  F-2
  Consolidated Balance Sheets..............................................  F-3
  Consolidated Statements of Operations....................................  F-4
  Consolidated Statements of Shareholders' Deficit.........................  F-5
  Consolidated Statements of Cash Flows....................................  F-6
  Notes to Consolidated Financial Statements...............................  F-7
Financial Statements of Security Archives, Inc............................. F-17
Financial Statements of Records Management Services, Inc. ................. F-23

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Pierce Leahy Corp.:

  We have audited the accompanying consolidated balance sheets of Pierce Leahy Corp. (a New York corporation) and Subsidiary as of December 31, 1995 and 1996, and the related consolidated statements of operations, shareholders' deficit and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pierce Leahy Corp. and Subsidiary as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          /s/ Arthur Andersen LLP

Philadelphia, Pa.,
  February 28, 1997 (except for the recapitalization discussed in Note 2, as to which the date is June 25, 1997)

                               PIERCE LEAHY CORP.

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                   DECEMBER 31
                                                ------------------   MARCH 31
                                                  1995      1996       1997
                                                --------  --------  -----------
                                                                    (UNAUDITED)
                    ASSETS
CURRENT ASSETS:
  Cash......................................... $    722  $  1,254   $  1,064
  Accounts receivable, net of allowance for
   doubtful accounts of $487,  $795 and $982...   14,182    17,828     21,473
  Inventories..................................      762       611        687
  Prepaid expenses and other...................    1,025       688      1,171
                                                --------  --------   --------
    Total current assets.......................   16,691    20,381     24,395
                                                --------  --------   --------
PROPERTY AND EQUIPMENT.........................  109,755   158,154    171,234
  Less--Accumulated depreciation and
   amortization................................  (35,328)  (45,020)   (46,814)
                                                --------  --------   --------
    Net property and equipment.................   74,427   113,134    124,420
                                                --------  --------   --------
OTHER ASSETS:
  Intangible assets, net.......................   38,621    97,544    113,873
  Other........................................    1,589     3,761      3,774
                                                --------  --------   --------
    Total other assets.........................   40,210   101,305    117,647
                                                --------  --------   --------
                                                $131,328  $234,820   $266,462
                                                ========  ========   ========
     LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT LIABILITIES:
  Current portion of long-term debt............ $  1,478  $  7,310   $    205
  Current portion of noncompete obligations....      200       466        387
  Accounts payable.............................    4,641     6,757      3,558
  Accrued expenses.............................    9,533    20,563     16,586
  Deferred revenues............................    8,978     9,218     10,437
                                                --------  --------   --------
    Total current liabilities..................   24,830    44,314     31,173
LONG-TERM DEBT.................................  116,812   209,330    253,868
NONCOMPETE OBLIGATIONS.........................      517       317        302
DEFERRED RENT..................................    2,814     2,841      3,070
DEFERRED INCOME TAXES..........................    3,492     3,456      3,443
COMMITMENTS AND CONTINGENCIES (Note 9)
REDEEMABLE WARRANTS............................    1,064       --         --
SHAREHOLDERS' DEFICIT..........................  (18,201)  (25,438)   (25,394)
                                                --------  --------   --------
                                                $131,328  $234,820   $266,462
                                                ========  ========   ========

        The accompanying notes are an integral part of these statements.

                               PIERCE LEAHY CORP.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                 FOR THE YEAR ENDED       FOR THE THREE MONTHS
                                    DECEMBER 31              ENDED MARCH 31
                             ---------------------------  ---------------------
                              1994     1995      1996       1996       1997
                             -------  ------- ----------  ---------------------
                                                               (UNAUDITED)
REVENUES:
  Storage..................  $47,123  $55,501 $   75,900   $ 16,969 $    23,322
  Service and storage
   material sales..........   35,513   39,895     53,848     12,730      16,910
                             -------  ------- ----------  --------- -----------
    Total revenues.........   82,636   95,396    129,748     29,699      40,232
                             -------  ------- ----------  --------- -----------
OPERATING EXPENSES:
  Cost of sales, excluding
   depreciation and
   amortization............   49,402   55,616     73,870     17,406      22,298
  Selling, general and
   administrative..........   15,882   16,148     20,007      4,856       6,762
  Depreciation and
   amortization............    8,436    8,163     12,869      2,572       4,214
  Consulting payments to
   related parties.........      500      500        --         125         --
  Non-recurring charges....      --       --       3,254        --          --
  Foreign currency
   translation.............      --       --         --         --          182
                             -------  ------- ----------  --------- -----------
    Total operating
     expenses..............   74,220   80,427    110,000     24,959      33,456
                             -------  ------- ----------  --------- -----------
    Operating income.......    8,416   14,969     19,748      4,740       6,776
INTEREST EXPENSE...........    7,216    9,622     17,225      2,846       6,712
                             -------  ------- ----------  --------- -----------
    Income before
     extraordinary item....    1,200    5,347      2,523      1,894          64
EXTRAORDINARY CHARGE--Loss
 on early extinguishment of
 debt......................    5,991    3,279      2,015        --          --
                             -------  ------- ----------  --------- -----------
NET INCOME (LOSS)..........   (4,791)   2,068        508      1,894          64
ACCRETION OF REDEEMABLE
 WARRANTS..................       16      889      1,561      1,561         --
                             -------  ------- ----------  --------- -----------
NET INCOME (LOSS)
 APPLICABLE TO COMMON
 SHAREHOLDERS..............  $(4,807) $ 1,179 $   (1,053) $     333 $        64
                             =======  ======= ==========  ========= ===========
PRO FORMA DATA (UNAUDITED)
 (Note 2):
  Historical net income
   (loss) applicable to
   Common shareholders.....                   $   (1,053)           $        64
  Pro forma provision for
   income taxes............                          905                    291
                                              ==========            ===========
  Pro forma net loss.......                   $   (1,958)           $      (227)
                                              ==========            ===========
  Pro forma net loss per
   share...................                   $     (.18)           $      (.02)
                                              ==========            ===========
  Shares used in computing
   pro forma net loss per
   share...................                   10,611,650             10,549,870
                                              ==========            ===========
  Supplemental pro forma
   net income per share....                   $      .19            $       .06
                                              ==========            ===========
  Shares used in computing
   supplemental pro forma
   net income per share....                   15,711,449             15,611,270
                                              ==========            ===========

        The accompanying notes are an integral part of these statements.

                               PIERCE LEAHY CORP.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT
                                 (IN THOUSANDS)

                         COMMON STOCK
                         --------------  ADDITIONAL             CUMULATIVE
                         CLASS   CLASS    PAID-IN   ACCUMULATED TRANSLATION
                           A       B      CAPITAL     DEFICIT   ADJUSTMENT   TOTAL
                         ------  ------  ---------- ----------- ----------- --------
BALANCE, JANUARY 1,
 1994................... $  --   $  --      $ 24     $(14,532)     $--      $(14,508)
  Accretion of
   redeemable warrants..    --      --       --           (16)      --           (16)
  Net loss..............    --      --       --        (4,791)      --        (4,791)
  Distributions to
   shareholders.........    --      --       --           (26)      --           (26)
                         ------  ------     ----     --------      ----     --------
BALANCE, DECEMBER 31,
 1994...................    --      --        24      (19,365)      --       (19,341)
  Accretion of
   redeemable warrants..    --      --       --          (889)      --          (889)
  Net income............    --      --       --         2,068       --         2,068
  Distributions to
   shareholders.........    --      --       --           (39)      --           (39)
                         ------  ------     ----     --------      ----     --------
BALANCE, DECEMBER 31,
 1995...................    --      --        24      (18,225)      --       (18,201)
  Accretion of
   redeemable warrants..    --      --       --        (1,561)      --        (1,561)
  Repurchase of Class A
   common stock (Note
   7)...................    --      --       --        (1,450)      --        (1,450)
  Deemed distribution
   due to purchase of
   real estate and other
   assets from related
   parties (Note 10)....    --      --       --        (4,132)      --        (4,132)
  Net income............    --      --       --           508       --           508
  Distributions to
   shareholders.........    --      --       --          (602)      --          (602)
                         ------  ------     ----     --------      ----     --------
BALANCE, DECEMBER 31,
 1996...................    --      --        24      (25,462)      --       (25,438)
  Change in cumulative
   translation
   adjustment
   (unaudited) .........    --      --       --           --        (20)         (20)
  Net income (unaudited)
   .....................    --      --       --            64       --            64
                         ------  ------     ----     --------      ----     --------
BALANCE, MARCH 31, 1997
 (unaudited)............ $  --   $  --      $ 24     $(25,398)     $(20)    $(25,394)
                         ======  ======     ====     ========      ====     ========

        The accompanying notes are an integral part of these statements.

                               PIERCE LEAHY CORP.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                               FOR THE THREE
                                   FOR THE YEAR ENDED           MONTHS ENDED
                                       DECEMBER 31                MARCH 31
                               -----------------------------  -----------------
                                 1994      1995      1996      1996      1997
                               --------  --------  ---------  -------  --------
                                                                (UNAUDITED)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
 Net income (loss)...........  $ (4,791) $  2,068  $     508  $ 1,894  $     64
 Adjustments to reconcile net
  income (loss) to net cash
  provided by (used in)
  operating activities--
  Extraordinary charge.......     5,991     3,279      2,015      --        --
  Depreciation and
   amortization..............     8,436     8,163     12,869    2,421     4,214
  Loss (gain) on sale of
   property and equipment....       --        --         (32)     --          3
  Amortization of deferred
   financing costs...........     1,068       533        516      111       233
  Imputed interest on long-
   term debt and noncompete
   obligation................       229       --         --       --        --
  Increase in deferred rent..        50        29        302       43       229
  Foreign currency adjustment
   of long-term debt.........       --        --          31       79      (110)
  Change in assets and
   liabilities, net of the
   effects from the purchase
   of businesses--
   (Increase) decrease in--
    Accounts receivable......    (2,061)     (360)    (2,408)  (1,402)   (2,968)
    Inventories..............       (46)     (347)       150      107       (75)
    Prepaid expenses and
     other...................       (91)       57        747     (580)     (450)
    Other assets.............       255      (536)      (486)     162        (9)
   Increase (decrease) in--
    Accounts payable.........     1,763      (978)     1,630       39    (3,754)
    Accrued expenses.........      (170)    4,693     10,732     (628)   (4,038)
    Deferred revenues........       367       921         (8)     244     1,125
    Deferred income taxes....       --        --        (128)     --        (13)
                               --------  --------  ---------  -------  --------
   Net cash provided by (used
    in) operating
    activities...............    11,000    17,522     26,438    2,490    (5,549)
                               --------  --------  ---------  -------  --------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
 Payments for businesses
  acquired, net of cash
  acquired...................    (4,663)  (28,355)   (61,176)  (2,865)  (18,463)
 Capital expenditures........    (6,352)  (16,288)   (23,493)  (3,553)  (10,794)
 Purchase of real estate and
  other assets from related
  parties....................       --        --     (11,018)     --        --
 Client acquisition costs....    (1,905)   (2,245)    (6,477)  (1,108)   (1,788)
 Deposits on pending
  acquisitions...............       --        --        (850)     --        --
 Increase in intangible
  assets.....................      (943)   (4,274)    (5,618)    (763)     (706)
 Payments on noncompete
  agreements.................       (70)     (153)      (333)     (50)     (155)
 Proceeds from sale of
  property and equipment.....       --        --         123      --        --
                               --------  --------  ---------  -------  --------
   Net cash used in investing
    activities...............   (13,933)  (51,315)  (108,842)  (8,339)  (31,906)
                               --------  --------  ---------  -------  --------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
 Net borrowings (payments) on
  revolving line of credit...    (7,700)     (900)     5,237    4,236    44,628
 Proceeds from issuance of
  long-term debt.............    76,850   128,420    210,229    1,700       --
 Payments on long-term debt
  and capital lease
  obligations................   (61,195)  (90,958)  (118,570)    (335)   (7,213)
 Prepayment penalties and
  cancellation of warrants...    (1,781)      --      (2,625)     --        --
 Payment of debt financing
  costs......................    (3,385)   (2,366)    (9,283)     --       (150)
 Repurchase of Common stock..       --        --      (1,450)     --        --
 Distributions to
  shareholders...............       (26)      (39)      (602)     --        --
                               --------  --------  ---------  -------  --------
   Net cash provided by
    financing activities.....     2,763    34,157     82,936    5,601    37,265
                               --------  --------  ---------  -------  --------
NET INCREASE (DECREASE) IN
 CASH........................      (170)      364        532     (248)     (190)
CASH, BEGINNING OF PERIOD....       528       358        722      722     1,254
                               --------  --------  ---------  -------  --------
CASH, END OF PERIOD..........  $    358  $    722  $   1,254  $   474  $  1,064
                               ========  ========  =========  =======  ========
SUPPLEMENTAL DISCLOSURE--CASH
 PAID FOR INTEREST...........  $  6,738  $  8,356  $   7,443  $ 3,594  $ 11,768
                               ========  ========  =========  =======  ========

        The accompanying notes are an integral part of these statements.

                              PIERCE LEAHY CORP.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1996
                (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)
  (INFORMATION AS OF MARCH 31, 1997 AND FOR THE THREE MONTHS ENDED MARCH 31,
                          1996 AND 1997 IS UNAUDITED)

1. BACKGROUND:

  Pierce Leahy Corp. and its majority-owned subsidiary, Pierce Leahy Command Company (together, the "Company"), stores and services business records for clients throughout the United States and Canada. The Company also sells storage containers and provides records management consulting services and imaging services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Interim Consolidated Financial Statements

  The consolidated balance sheet as of March 31, 1997 and the consolidated statements of operations for the three months ended March 31, 1996 and 1997 are unaudited and, in the opinion of management of the Company, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results for those interim periods. The results of operations for the three months ended March 31, 1996 and 1997 are not necessarily indicative of the results to be expected for the full year.

 Principles of Consolidation

  The consolidated financial statements include the accounts of Pierce Leahy Corp. and its 99%-owned subsidiary, Pierce Leahy Command Company. All intercompany accounts and transactions have been eliminated in consolidation. The minority interest in Pierce Leahy Command Company is not material to the consolidated financial statements.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Inventories

  Inventories, which consist of storage containers, are stated at the lower of cost (first-in, first-out) or market.

 Property and Equipment

  Property and equipment are stated at cost. Depreciation is provided using straight-line and accelerated methods over the estimated useful lives of the assets.

 Goodwill

  Goodwill reflects the cost in excess of fair value of the net assets of companies acquired in purchase transactions. Goodwill is amortized using the straight-line method from the date of acquisition over the expected period to be benefited, estimated at 30 years. The Company assesses the recoverability of goodwill, as well as other long-lived assets, based upon expectations of future undiscounted cash flows in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

 Client Acquisition Costs

  The unreimbursed costs of moving the records of new clients into the Company's facilities and sales commissions related to new client contracts have been capitalized and are included in intangible assets in the accompanying balance sheets (see Note 4). All such costs are being amortized on a straight-line basis over six years, which represent the average initial contract term. The Company assesses whether amortization using a six year average initial contract term significantly varies by means of applying a specific contract basis. Such difference has not been material.

                              PIERCE LEAHY CORP.

 Deferred Rent

  Certain of the Company's leases for warehouse space provide for scheduled rent increases over the lease terms. The Company recognizes rent expense on a straight-line basis over the lease terms, with the excess of the rent charged to expense over the amount paid recorded as deferred rent in the accompanying balance sheets.

 Health Insurance Reserve

  The Company self-insures for benefit claims under a health insurance plan provided to employees. The self-insurance was limited to $75 and $100 in claims per insured individual per year in 1995 and 1996, respectively, and a liability for claims incurred but not reported is reflected in the accompanying balance sheets. Specific stop loss insurance coverage is maintained to cover claims in excess of the coverage per insured individual per year.

 Income Taxes

  The Company is a Subchapter S corporation and, therefore, any taxable income or loss for federal income tax purposes is passed through to the shareholders. While not subject to federal income taxes, the Company is subject to income taxes in certain states. The Company reports certain expenses in different periods for financial reporting and income tax purposes.

  The Tax Reform Act of 1986 provides for a tax at the corporate level on gains realized on asset sales for a specified period following the election of Subchapter S status. Deferred taxes have been provided for taxes which may be triggered if the Company disposes of certain assets acquired in connection with an acquisition.

 Recapitalization

  On June 25, 1997, the Company effected a stock split, reclassified its Class A and Class B common stock as common stock, authorized 10,000,000 shares of undesignated preferred stock and increased its authorized common stock to 80,000,000 shares. All references in the accompanying financial statements to the number of common shares and per-share amounts have been retroactively restated to reflect the stock split.

 Revenue Recognition

  Storage and service revenues are recognized in the month the respective service is provided. Storage material sales are recognized when shipped to the customer. Deferred revenues represent amounts invoiced for storage services in advance of the rendering of the services. The costs of storage and service revenues are not separately distinguishable, as the revenue producing activities are interdependent and costs are not directly attributable or allocable in a meaningful way to those activities.

 Change in Accounting Estimates

  Effective January 1, 1995, the Company revised its estimates of the useful lives of certain long-term assets, as management re-evaluated in 1995 the appropriate useful lives of these types of assets given the significant increase in the level of capital expenditures and payments for businesses acquired (see Note 13) over prior years. The revised useful lives were determined based on an analysis of the Company's actual experiences in the use of such assets, along with other information gained during the acquisition process and the availability of other industry data. The revised useful lives are as follows:

                                                            USEFUL LIFE (YEARS)
                                                            --------------------
      LONG-TERM ASSET                                          OLD       NEW
      ---------------                                       --------- ----------
     Buildings.............................................        25         40
     Warehouse equipment...................................        12      12-20
     Client acquisition costs..............................         3          6
     Other intangibles.....................................         3         10
     Goodwill..............................................      5-20         30

  The change in accounting estimates was effective January 1, 1995, and the aggregate effect of adopting these revised lives was to decrease amortization and depreciation expense and increase net income for the year ended December 31, 1995 by approximately $4,868.

                              PIERCE LEAHY CORP.

 Foreign Currency Translation

  The balance sheets and statements of operations of the Canadian operations are translated into U.S. dollars using the rates of exchange at period end. All foreign currency transaction gains and losses are included in operations in the period in which they occur. The cumulative translation adjustment at December 31, 1995 and 1996 was not material to the consolidated financial statements.

 New Accounting Pronouncements

  The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." The Company has adopted the disclosure requirement of this pronouncement for the year ended December 31, 1996 (see Note 8). The adoption of this pronouncement had no impact on the Company's consolidated statements of operations.

 Fair Value of Financial Instruments

  For certain of the Company's financial instruments, including accounts receivable, accounts payable and accrued expenses, management believes that the carrying amounts approximate fair value due to their short maturities. The carrying amount and estimated fair value of the Company's Senior Subordinated Notes at December 31, 1996 were $200,000 and $182,648. The estimated fair value of the Senior Subordinated Notes at March 31, 1997 was $183,486. The fair value of the Senior Subordinated Notes was estimated based on the quoted market prices offered for the Company's publicly traded debt securities.

 Pro Forma Statement of Operations

  Upon completion of the equity offerings referred to in this prospectus, the Company will terminate its status as a Subchapter S Corporation and will be subject to federal and state income taxes thereafter. Accordingly, for informational purposes, the accompanying statements of operations for the year ended December 31, 1996 and the three months ended March 31, 1997 include an unaudited pro forma provision of $905 and $291, respectively, for the income taxes which would have been recorded if the Company had not been a Subchapter S Corporation, based on the tax laws in effect during the period. The pro forma income tax provisions reflect the add back of all non-deductible expenses, which primarily relate to goodwill amortization on stock acquisitions.

  Based on the tax effect of the cumulative difference between the financial reporting and income tax bases of assets and liabilities at December 31, 1996, a deferred income tax provision of approximately $6,600 would have been recorded had the Subchapter S Corporation status been terminated at that time. The actual deferred income tax provision to be recorded will reflect the effect of operations of the Company for the period from January 1, 1997 through the termination of its Subchapter S Corporation status.

 Pro Forma Net Loss Per Share

  Pro forma net loss per share was calculated by dividing pro forma net loss by the weighted average number of shares of common stock outstanding. Pursuant to the requirements of the Securities and Exchange Commission, common stock equivalents issued by the Company during the 12 months immediately preceding the equity offerings contemplated by this prospectus have been included in the calculation of the shares used in computing pro forma net loss per share as if they were outstanding for the period presented (using the treasury stock method and an assumed equity offerings price of $16.50 per share). All other common stock equivalents have been excluded from the calculation as the impact is anti-dilutive.

 Supplemental Pro Forma Net Income Per Share

  Supplemental pro forma net income per share is based on the weighted average number of shares of common stock and common stock equivalents used in the calculation of pro forma net loss per share and the other common stock equivalents previously excluded, plus the number of shares that would need to be issued in the

                              PIERCE LEAHY CORP.

equity offerings contemplated by this prospectus to repay $70,000 of Senior Subordinated Notes and the related prepayment penalties of $7,000, at an assumed equity offerings price of $16.50 per share. Pro forma net loss is reduced by $4,947 and $1,237 for the year ended December 31, 1996 and three months ended March 31, 1997, respectively, for the elimination of interest expense, net of tax, on the Senior Subordinated Notes including the amortization of a portion of deferred financing costs. The redemption will result in an extraordinary charge of approximately $6,085, net of tax, in the quarter in which the redemption occurs.

3. PROPERTY AND EQUIPMENT:

                                                    DECEMBER 31
                                                 ------------------  MARCH 31
                                        LIFE       1995      1996      1997
                                     ----------- --------  --------  --------
   Land.............................         --  $  4,780  $  7,353  $  8,138
   Buildings and improvements....... 10-40 years   35,758    57,296    64,042
   Warehouse equipment (primarily
    shelving)....................... 12-20 years   53,943    71,773    75,827
   Data processing equipment and
    software........................     7 years   10,684    14,363    15,186
   Furniture and fixtures...........     7 years    2,970     3,823     3,908
   Transportation equipment.........     5 years    1,620     3,546     4,133
                                                 --------  --------  --------
                                                  109,755   158,154   171,234
   Less--Accumulated depreciation
    and amortization................              (35,328)  (45,020)  (46,814)
                                                 --------  --------  --------
     Net property and equipment.....             $ 74,427  $113,134  $124,420
                                                 ========  ========  ========

  Depreciation expense was $5,066, $4,325, $6,652, $1,305 and $1,794 for the
years ended December 31, 1994, 1995, and 1996 and for the three months ended March 31, 1996 and 1997, respectively.

4. INTANGIBLE ASSETS:

                                                      DECEMBER 31
                                                   ------------------  MARCH 31
                                                     1995      1996      1997
                                                   --------  --------  --------
   Goodwill....................................... $ 25,857  $ 69,417  $ 85,307
   Client acquisition costs.......................    8,680    15,157    16,945
   Noncompete agreements..........................    6,980    11,287    11,706
   Deferred financing costs.......................    2,248     9,267     9,416
   Other intangible assets........................    9,399    13,377    14,113
                                                   --------  --------  --------
                                                     53,164   118,505   137,487
   Less--Accumulated amortization.................  (14,543)  (20,961)  (23,614)
                                                   --------  --------  --------
     Net intangible assets........................ $ 38,621  $ 97,544  $113,873
                                                   ========  ========  ========

                                                         MARCH 31, 1997
                                                 ------------------------------
                                                          ACCUMULATED  NET BOOK
                                         LIFE      COST   AMORTIZATION  VALUE
                                      ---------- -------- ------------ --------
   Goodwill..........................   30 years $ 85,307   $ (4,574)  $ 80,733
   Client acquisition costs..........    6 years   16,945     (5,645)    11,300
   Noncompete agreements.............  1-7 years   11,706     (7,242)     4,464
   Deferred financing costs..........   10 years    9,416       (618)     8,798
   Other intangible assets........... 3-15 years   14,113     (5,535)     8,578
                                                 --------   --------   --------
                                                 $137,487   $(23,614)  $113,873
                                                 ========   ========   ========

                              PIERCE LEAHY CORP.

  Amortization of all intangible assets, other than deferred financing costs which are charged to interest expense, was $3,370, $3,838, $6,217, $1,176 and $2,420 for the years ended December 31, 1994, 1995, and 1996 and for the three months ended March 31, 1996 and 1997, respectively. Amortization of deferred financing costs was $1,068, $533, $516, $111 and $233 for the years ended December 31, 1994, 1995, and 1996 and for the three months ended March 31, 1996 and 1997, respectively. Capitalized client acquisition costs were $1,905, $2,245, $6,477, $1,108 and $1,788 and related amortization expense was $1,536, $909, $1,688, $297 and $593 for the years ended December 31, 1994, 1995, 1996 and for the three months ended March 31, 1996 and 1997, respectively.

  The Company continually evaluates whether events or circumstances have occurred that indicate that the remaining useful lives of the intangible assets should be revised or that the remaining balance of such assets may not be recoverable. As of December 31, 1996, the Company believes that no revisions to the remaining useful lives or write-downs of intangible assets are required.

5. ACCRUED EXPENSES:

                                                          DECEMBER 31
                                                         -------------- MARCH 31
                                                          1995   1996     1997
                                                         ------ ------- --------
   Accrued salaries and commissions..................... $2,190 $ 2,613 $ 3,582
   Accrued vacation.....................................  2,140   2,866   3,005
   Accrued interest.....................................    583   9,840   4,784
   Other................................................  4,620   5,244   5,215
                                                         ------ ------- -------
                                                         $9,533 $20,563 $16,586
                                                         ====== ======= =======

6. LONG-TERM DEBT:

                                                     DECEMBER 31
                                                  ------------------  MARCH 31
                                                    1995      1996      1997
                                                  --------  --------  --------
   11 1/8% Senior Subordinated Notes, due 2006..  $    --   $200,000  $200,000
   U.S. Revolver, interest at prime (9.75% at
    March 31, 1997).............................       --        --     49,900
   Canadian Revolver, interest at prime (5.4% at
    December 31, 1996)..........................       --      5,327       --
   Seller Notes.................................       --      7,600       500
   Mortgage Notes...............................       --      3,679     3,607
   Borrowings under previous credit agreement
    (repaid in July 1996).......................   118,208       --        --
   Other........................................        82        34        66
                                                  --------  --------  --------
                                                   118,290   216,640   254,073
   Less--Current portion........................    (1,478)   (7,310)     (205)
                                                  --------  --------  --------
                                                  $116,812  $209,330  $253,868
                                                  ========  ========  ========

  In July 1996, the Company issued $200,000 of Senior Subordinated Notes (the "Notes") in a private offering. The Notes are general unsecured obligations of the Company, subordinated in right of payment to the senior indebtedness of the Company and senior in right of payment to any current or future subordinated indebtedness. The Notes mature on July 15, 2006, and bear interest at 11 1/8% per year, payable semiannually in arrears on January 15 and July 15, commencing January 15, 1997. The proceeds from the sale of the Notes were used to retire certain existing indebtedness of the Company under its previous credit facilities, to purchase certain properties from related party partnerships (see Note 10), to redeem stock from a shareholder (see Note
7), to fund an acquisition and for general purposes. The Company must comply with all financial and operating covenants under the indenture for the Notes while the Notes are outstanding.

                              PIERCE LEAHY CORP.

  In August 1996, the Company entered into a new credit facility (the "Credit Facility") providing a revolving line of credit of U.S. $100 million in borrowings and CDN $35 million in borrowings by the Company's Canadian subsidiary. The Credit Facility is senior to all other indebtedness the Company may have and is secured by the stock of the Company's shareholders. Borrowings under the facility bear interest at prime plus an applicable margin, or at LIBOR plus an applicable margin, at the option of the Company. In addition to interest and other customary fees, the Company is obligated to remit a fee of 0.375% per year on unused commitments, payable quarterly. The aggregate available commitment under the Credit Facility will be reduced on a quarterly basis, beginning September 30, 1999. The Credit Facility matures on June 30, 2002, unless previously terminated. The Company must comply with all financial and operating covenants under the Credit Facility during the term of the agreement. The Company's available borrowing capacity under the Credit Facility is contingent upon the Company meeting certain financial ratios and other criteria.

  The highest amount outstanding under the current Canadian revolver during the year ended December 31, 1996, was $5,691. The average amount outstanding on the Canadian revolver during the year was $5,037, while the weighted average interest rate was 5.8%. There were no borrowings under the current U.S. revolver in 1996. The highest amount outstanding under the previous credit facility for the year ended December 31, 1996 was $6,582, the average amount outstanding was $3,251, and the weighted average interest rate was 9.62%.

  In connection with certain acquisitions completed in 1996, notes for $7,600 were issued to the sellers. The notes bear interest at 5% per year and $7,100 was repaid in 1997. The remaining note is due in 1998.

  In connection with the purchase of real estate from related parties (see
Note 10) and an acquisition completed in 1996, the Company assumed $1,114 and $2,630 of mortgage notes, respectively. The notes bear interest at 10.5% and 8%, respectively, and require monthly principal and interest payments of $20 and $22, with balloon payments due in 2002 and 2001, respectively.

  Future scheduled principal payments on the Company's long-term debt at December 31, 1996 are as follows:

     1997.............................................................. $  7,310
     1998..............................................................      705
     1999..............................................................      207
     2000..............................................................      218
     2001..............................................................      231
     2002 and thereafter...............................................  207,969
                                                                        --------
                                                                        $216,640
                                                                        ========

  Upon entering into the previous credit facilities in 1993 and 1994, the Company issued warrants to certain lenders to purchase common stock. Warrants to purchase 229,825 shares at $.01 per share were issued in 1993 and 55,073 shares at $2.68 per share were issued in 1994.

  Management assigned an initial value of $338 to the 1993 warrants and $87 to the 1994 warrants for financial reporting purposes. The Company called the warrants in February 1996 at an amount which was determined by a formula defined in the credit agreement. The change in value of the redeemable warrants from the initial value has been accreted through a charge to shareholders' deficit in the accompanying financial statements. The warrants were redeemed for $2,625 in 1996 and there are no outstanding warrants at December 31, 1996.

  Debt refinancings occurred in 1994, 1995 and 1996, resulting in the write-off of previously deferred financing costs of $3,980, $2,779 and $2,015, respectively, and prepayment and other charges (including the

                              PIERCE LEAHY CORP.

write-off of unamortized debt discount) of $2,011 in 1994 and $500 in 1995. Such write-offs and charges have been recorded as extraordinary items in the accompanying consolidated statements of operations.

7. CAPITAL STOCK:

  At December 31, 1995 and 1996 and March 31, 1997, the Company's capital stock was comprised of the following:

                                                          PREFERRED    COMMON
                                                          ---------- ----------
     Par value........................................... $      .01 $      .01
     Shares authorized................................... 10,000,000 80,000,000
     Shares issued and outstanding--December 31, 1995....        --  10,591,000
     Shares issued and outstanding--December 31, 1996....        --  10,485,090
     Shares issued and outstanding--March 31, 1997.......        --  10,485,090

  In 1996, the Company redeemed 105,910 shares of common stock for $1,450 and canceled these shares.

8. STOCK OPTIONS:

  In September 1994, the Company established a nonqualified stock option plan which provides for the granting to key employees of options to purchase an aggregate of 1,208,433 shares of common stock. The shares available for grant were increased by 284,898 in December 1996. Options to purchase 600,510 shares at $5.10 per share were granted on January 1, 1995 and options to purchase 360,094 shares at $5.86 per share were granted on January 1, 1996. Option grants, when vested, are exercisable at the earlier of the tenth anniversary of the date of grant or the first date on which the Company ceases to be an S Corporation, and have an exercise price equal to the fair market value of the common stock on the date of grant. Fair market value is determined based on a formula, as defined in the option plan. The options vest in five equal annual installments beginning on the first anniversary of the date of grant. At December 31, 1996, options for 119,678 shares were vested. As of December 31, 1995 and 1996, no options were exercisable.

  At December 31, 1996, the total options outstanding are 960,604 with exercise prices between $5.10 to $5.86 and a weighted average exercise price of $5.38. The options contain no expiration dates, however, no options are exercisable. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions used for the grants in 1995 and 1996.

                                                                  1995    1996
                                                                 ------- -------
     Risk free interest rates...................................    8.0%    5.6%
     Expected lives of options.................................. 7 years 7 years
     Expected dividend yields...................................     N/A     N/A
     Expected volatility........................................     15%     15%

  The fair value of each option granted in 1995 and 1996 is $2, as determined under the provisions of Statement of Financial Accounting Standards No. 123. The Company's net income would have been reduced and the following pro forma results would have been reported had compensation cost been recorded for the fair value of the options granted:

                                                                     1995  1996
                                                                    ------ ----
     Net income, as reported....................................... $2,068 $508
     Pro forma net income.......................................... $1,799 $ 91

  The Statement of Financial Accounting Standards No. 123 method of accounting is applied only to options granted after January 1, 1995. The resulting pro forma compensation cost may not be representative of the amount to be expected in future years due to the vesting schedule of the options.

                              PIERCE LEAHY CORP.

  On January 1, 1997, the Company granted options to acquire 153,570 shares of common stock at $5.09 per share. The deferred compensation related to these options will be amortized over the vesting period. Due to the acceleration of the vesting of these options which will occur upon the completion of the equity offerings contemplated by this prospectus, the Company will record a charge of approximately $1,752 for the estimated unamortized compensation on these options, using an assumed equity offerings price of $16.50 per share.

9. COMMITMENTS AND CONTINGENCIES:

 Operating Leases

  At December 31, 1996, the Company was obligated under noncancelable operating leases, including the related-party leases discussed below, for warehouse space, office equipment and transportation equipment. These leases expire at various times through 2015 and require minimum rentals, subject to escalation, as follows:

     1997.............................................................. $ 22,632
     1998..............................................................   21,136
     1999..............................................................   18,870
     2000..............................................................   16,761
     2001..............................................................   15,566
     2002 and thereafter...............................................   39,487
                                                                        --------
                                                                        $134,452
                                                                        ========

  Rent expense was approximately $12,262, $14,098, and $17,008 for the years ended December 31, 1994, 1995 and 1996, respectively. Some of the leases for warehouse space provide for purchase options on the facilities at certain dates.

  The Company leases office and warehouse space at prices which, in the opinion of management, approximate market rates from entities which are owned by certain shareholders, officers and employees of the Company. Rent expense on these leases was approximately $7,658, $8,201, and $9,019 for the years ended December 31, 1994, 1995, and 1996, respectively. A significant portion of the related party rent expense was reduced through the purchase of certain real estate and the buy-out of certain lease interests in July 1996 (see Note
10).

 Other Matters

  The Company has entered into a consulting agreement with a shareholder of the Company and consulting agreements with several of the former owners of acquired businesses (see Note 12). These agreements require the following minimum payments:

     1997.................................................................. $480
     1998..................................................................   98
     1999..................................................................   40
     2000..................................................................   40
     2001..................................................................   40
     2002 and thereafter...................................................  130
                                                                            ----
                                                                            $828
                                                                            ====

  The Company is party to various claims arising in the ordinary course of business. Although the ultimate outcome of these matters is presently not determinable, management, after consultation with legal counsel, does

                              PIERCE LEAHY CORP.

not believe that the resolution of these matters will have a material adverse effect on the Company's financial position or results of operations.

10. RELATED PARTY TRANSACTIONS:

  In July 1996, the Company purchased certain real estate previously leased and other assets from two partnerships, whose partners are shareholders of the Company. The payment for the purchased real estate and other assets was $11,018 plus the assumption of a $1,114 mortgage. Since the transaction was with related parties, the real estate was recorded at its depreciated cost and the deferred rent liability on the leases was eliminated as a credit to shareholders' deficit. The $4,132 difference between the purchase price and the depreciated cost was charged to shareholders' deficit as a deemed distribution. In addition, the Company bought out certain lease commitments from a related party partnership for $2,764. This lease buy-out cost was recorded as a non-recurring charge in the 1996 consolidated statement of operations.

  The Company had an agreement with a shareholder of the Company that required payments of $60 per year for five years upon the death of the shareholder. The present value of this benefit was recorded as a liability by the Company. In July 1996, the Company decided to make monthly pension payments to the shareholder and terminated the previous agreement. The pension payments are $8 per month until the death of the shareholder or his spouse. The $490 difference between the present value of this benefit and the liability previously reported was recorded as a non-recurring charge in the 1996 consolidated statement of operations.

  The Company paid financial advisory fees to an investment banking firm of which a director of the Company is the managing director. The fees were approximately $800, $700 and $800 in 1996, 1995 and 1994 respectively.

  In December 1993, the Company borrowed $80 from a shareholder which bears interest at 7%. The note was repaid in 1996.

11. EMPLOYEE BENEFIT PLANS:

  The Company maintains a discretionary profit sharing and a 401(k) plan for substantially all full-time employees over the age of 20 1/2 and with more than 1,000 hours of service. Participants in the 401(k) plan may elect to defer a specified percentage of their compensation on a pretax basis. The Company is required to make matching contributions equal to 25% of the employee's contribution up to a maximum of 2% of the employee's annual compensation. Participants become vested in the Company's matching contribution over three to seven years. The expense relating to these plans was $506, $591, and $1,122 for the years ended December 31, 1994, 1995 and 1996, respectively.

12. STOCK PURCHASE AGREEMENTS:

  The Company and certain shareholders are parties to an agreement which provides that, in the event of a shareholder's desire to transfer his ownership interest, the other shareholders party to the agreement and/or the Company have the right of first refusal to purchase the stock under the terms specified in the agreement. The agreement also provides that, in the event of a shareholder's death, the Company will purchase the stock from the estate of the deceased under the terms and at the amount per share, subject to periodic adjustment, specified in the agreement. The purchase would be funded, in part, from the proceeds of insurance policies currently in place ($37,700 face value). The stock purchase agreement will be terminated upon completion of the equity offerings.

                              PIERCE LEAHY CORP.

13. ACQUISITIONS:

  In 1995, the Company completed five acquisitions of records management businesses for an aggregate cash purchase price of $28,994. The most significant of these acquisitions was for $16,022 in October 1995; all others were individually less than $5,000. In 1996, the Company completed 12 acquisitions for an aggregate cash purchase price of $62,165 (of which $14,000 was for one transaction in May 1996 and $13,500 was for another transaction in October 1996). In addition to these cash payments, an acquisition in 1995 provided for a $800 noncompete obligation payable over three years and an acquisition during 1996 provided for a $400 noncompete obligation payable over one year. The noncompete liability at December 31, 1996 was $783. Each of these acquisitions was accounted for using the purchase method of accounting and, accordingly, the results of operations for each acquisition have been included in the consolidated results of the Company from the respective acquisition dates. The excess of the purchase price over the underlying fair value of the assets and liabilities acquired has been allocated to goodwill ($17,549 and $43,062 in 1995 and 1996, respectively) and is being amortized over the estimated benefit period of 30 years. In connection with certain of the acquisitions, the Company entered into consulting agreements with several of the former owners of the acquired businesses which require aggregate commitments of $498 at December 31, 1996 (see Note 9).

  Through March 31, 1997, the Company completed four acquisitions of record management businesses for an aggregate purchase price of $18,512. The most significant of these acquisitions was for $9,084 in January 1997; all others were individually less than $5,000. Each of these acquisitions has been accounted for using the purchase method of accounting. The $15,934 excess purchase price over the underlying fair value of the assets and liabilities acquired has been allocated to goodwill.

  A summary of the cash paid for the purchase price as of the acquisitions is as follows:

                                                                   THREE MONTHS
                                                                      ENDED
                                                 1995     1996    MARCH 31, 1997
                                                -------  -------  --------------
     Fair value of assets acquired............. $36,171  $63,598     $19,322
     Liabilities assumed.......................  (7,177)  (1,432)       (810)
     Cash acquired.............................    (639)    (990)        (49)
                                                -------  -------     -------
       Net cash paid........................... $28,355  $61,176     $18,463
                                                =======  =======     =======

  The following unaudited pro forma information shows the results of the Company's operations for the years ended December 31, 1995 and 1996 and for the three months ended March 31, 1997 as though each of the completed acquisitions had occurred as of January 1, 1995:

                                                                    THREE MONTHS
                                          YEAR ENDED DECEMBER 31       ENDED
                                          ------------------------   MARCH 31,
                                             1995         1996          1997
                                          -----------  -----------  ------------
     Total revenues...................... $   154,438  $   167,838    $44,631
     Net income (loss)................... $    (9,239) $    (7,232)   $(1,544)

  The pro forma results have been prepared for comparative purposes only and are not necessarily indicative of the actual results of operations had the acquisitions taken place as of January 1, 1995, or the results that may occur in the future. Furthermore, the pro forma results do not give effect to all cost savings or incremental costs which may occur as a result of the integration and consolidation of the acquired companies.

  Subsequent to December 31, 1996, the Company signed a definitive agreement to purchase a regional records management company for approximately $62,000, which it intends to finance through borrowings under its Credit Facility. The acquisition is subject to due diligence and customary conditions.

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Security Archives, Inc.:

  We have audited the accompanying balance sheets of Security Archives, Inc. as of June 30, 1995 and 1994, and the related statements of income and retained earnings and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

  In our opinion, such financial statements present fairly, in all material respects, the financial position of Security Archives, Inc. as of June 30, 1995 and 1994, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

  As discussed in Notes 1, 2 and 4 to the financial statements, during 1994, the Company changed its methods of accounting for investments in equity securities and income taxes to conform with Statements of Financial Accounting Standards No. 115 and No. 109, respectively.

Deloitte & Touche LLP

Dallas, Texas
August 14, 1995

                            SECURITY ARCHIVES, INC.

                                 BALANCE SHEETS

                                                JUNE 30,
                                         ------------------------   MARCH 31,
                                            1994         1995         1996
                                         -----------  -----------  -----------
                                                                   (UNAUDITED)
                 ASSETS
                 ------
CURRENT ASSETS:
  Cash and cash equivalents............. $   465,058  $   387,354  $   703,129
  Accounts receivable...................     205,599      245,839      253,966
  Prepaid expenses......................     169,191      243,886      325,272
                                         -----------  -----------  -----------
    Total current assets................     839,848      877,079    1,282,367
PROPERTY, PLANT AND EQUIPMENT:
  Land..................................   1,128,822    1,128,822    1,128,822
  Buildings and improvements............   2,533,200    2,646,548    3,260,627
  Equipment.............................   4,106,862    4,430,263    4,449,706
                                         -----------  -----------  -----------
                                           7,768,884    8,205,633    8,839,155
  Less accumulated depreciation.........  (3,892,935)  (3,849,502)  (3,845,308)
                                         -----------  -----------  -----------
                                           3,875,949    4,356,131    4,993,847
INVESTMENTS--Available for sale (Note
 2).....................................     989,795      341,264          --
DEFERRED INCOME TAXES (Note 4)..........      13,495          --           --
OTHER ASSETS............................     112,835      136,447      123,191
                                         -----------  -----------  -----------
    TOTAL ASSETS........................ $ 5,831,922  $ 5,710,921  $ 6,399,405
                                         ===========  ===========  ===========
  LIABILITIES AND STOCKHOLDERS' EQUITY
  ------------------------------------
CURRENT LIABILITIES:
  Current maturities of long-term debt
   (Note 3)............................. $   157,564  $       --   $       --
  Accounts payable......................      76,239      243,682       92,917
  Accrued expenses......................     123,201      153,768      107,788
  Deferred income taxes (Note 4)........      51,877       52,659       55,234
  Other.................................      23,000       23,000       23,000
                                         -----------  -----------  -----------
    Total current liabilities...........     431,881      473,109      278,939
LONG-TERM DEBT, NET OF CURRENT
 MATURITIES (Note 3)....................   1,477,994          --           --
DEFERRED INCOME TAXES (Note 4)..........         --         3,485        6,699
COMMITMENTS (Note 5)....................
STOCKHOLDERS' EQUITY (Notes 3 and 5):
  Common stock--par value $50 per share;
   100 shares authorized and issued.....       5,000        5,000        5,000
  Treasury stock--56 shares, at cost....  (2,475,958)  (2,475,958)  (2,475,958)
  Unrealized losses on investments (Note
   2)...................................     (46,877)     (10,384)         --
  Retained earnings.....................   6,439,882    7,715,669    8,584,725
                                         -----------  -----------  -----------
    Total stockholders' equity..........   3,922,047    5,234,327    6,113,767
                                         -----------  -----------  -----------
    TOTAL LIABILITIES AND STOCKHOLDERS'
     EQUITY............................. $ 5,831,922  $ 5,710,921  $ 6,399,405
                                         ===========  ===========  ===========

                       See notes to financial statements.

                            SECURITY ARCHIVES, INC.

                   STATEMENTS OF INCOME AND RETAINED EARNINGS

                                                           FOR THE NINE MONTHS
                          FOR THE YEARS ENDED JUNE 30,       ENDED MARCH 31,
                          ------------------------------  ----------------------
                               1994            1995          1995        1996
                          --------------  --------------  ----------  ----------
                                                               (UNAUDITED)
REVENUE:
  Storage charges.......  $    2,470,703  $    2,812,673  $2,095,542  $2,295,615
  Pickup and delivery...         840,040         857,638     652,376     593,938
  Retrieval, refile and
   catalog..............         497,428         510,573     377,658     385,756
  Document
   disintegration.......         293,869         363,311     272,621     225,732
  Cart service..........          78,630          81,397      62,640      58,010
  Deposit on boxes......          71,326          70,151      55,112      59,601
  Miscellaneous.........         105,141         287,997     162,965     322,105
                          --------------  --------------  ----------  ----------
                               4,357,137       4,983,740   3,678,914   3,940,757
EXPENSES:
  Storage...............         553,977         651,482     483,724     393,011
  Handling..............       1,115,739       1,082,665     712,810     793,837
  General and
   administrative.......       1,085,490       1,192,996   1,000,197   1,462,215
                          --------------  --------------  ----------  ----------
                               2,755,206       2,927,143   2,196,731   2,649,063
                          --------------  --------------  ----------  ----------
OPERATING PROFIT........       1,601,931       2,056,597   1,482,183   1,291,694
OTHER INCOME (EXPENSE):
  Interest income.......          69,285          87,400      20,458       9,172
  Interest expense......        (154,326)       (112,938)   (106,068)        --
  Other.................          60,684         (52,624)    (16,082)      8,190
                          --------------  --------------  ----------  ----------
INCOME BEFORE INCOME
 TAXES AND CUMULATIVE
 EFFECT OF CHANGE IN
 ACCOUNTING PRINCIPLE...       1,577,574       1,978,435   1,380,491   1,309,056
PROVISION FOR INCOME
 TAXES (Note 4).........        (616,491)       (702,648)   (485,000)   (440,000)
                          --------------  --------------  ----------  ----------
INCOME BEFORE CUMULATIVE
 EFFECT OF CHANGE IN
 ACCOUNTING PRINCIPLE...         961,083       1,275,787     895,491     869,056
CUMULATIVE EFFECT OF
 CHANGE IN ACCOUNTING
 PRINCIPLE (Note 4).....          53,283             --          --          --
                          --------------  --------------  ----------  ----------
NET INCOME..............       1,014,366       1,275,787     895,491     869,056
RETAINED EARNINGS,
 BEGINNING OF YEAR......       5,425,516       6,439,882   6,439,882   7,715,669
                          --------------  --------------  ----------  ----------
RETAINED EARNINGS, END
 OF YEAR................  $    6,439,882  $    7,715,669  $7,335,373  $8,584,725
                          ==============  ==============  ==========  ==========

                       See notes to financial statements.

                            SECURITY ARCHIVES, INC.

                            STATEMENTS OF CASH FLOWS

                                                           FOR THE NINE MONTHS
                          FOR THE YEARS ENDED JUNE 30,       ENDED MARCH 31,
                          ------------------------------  -----------------------
                               1994            1995          1995        1996
                          --------------  --------------  ----------  -----------
                                                               (UNAUDITED)
CASH FLOWS FROM
 OPERATING ACTIVITIES:
 Net Income.............  $    1,014,366  $    1,275,787  $  895,491  $   869,056
 Adjustments to
  reconcile net income
  to net cash provided
  by operating
  activities............
 Depreciation...........         463,797         509,516     371,980      437,161
 Loss (gain) on disposal
  of assets.............         (44,441)         28,454         --        61,556
 Loss on sale of
  investments...........          19,435          24,813      20,615       10,384
 Deferred income tax
  expense...............          26,400          (3,747)     17,763        5,789
 Changes in operating
  assets and
  liabilities:
  (Increase) decrease in
   accounts receivable..           9,563         (40,240)    (96,301)      (8,127)
  Decrease in income
   taxes receivable.....          31,066             --          --           --
  (Increase) decrease in
   prepaid expenses.....        (140,247)        (74,695)      1,380      (81,386)
  (Increase) decrease in
   other assets.........        (100,758)        (23,612)     19,171       13,256
  Increase (decrease) in
   accounts payable.....          17,107         167,443     (33,472)    (150,765)
  Increase (decrease) in
   accrued expenses.....         (73,916)         30,567     108,681      (45,980)
  Increase in other
   liabilities..........          23,000             --          --           --
                          --------------  --------------  ----------  -----------
    Net cash provided by
     operating
     activities.........       1,245,372       1,894,286   1,305,308    1,110,944
                          --------------  --------------  ----------  -----------
CASH FLOWS FROM
 INVESTING ACTIVITIES:
 Purchase of property,
  plant and equipment...      (1,193,989)     (1,018,150)   (660,593)  (1,136,433)
 Proceeds from sale of
  property..............          79,771             --          --           --
 Purchases of
  investments...........      (1,070,373)        (58,250)    (52,145)         --
 Proceeds from sale of
  investments...........       1,012,178         739,968      20,316      341,264
                          --------------  --------------  ----------  -----------
    Net cash used in
     investing
     activities.........      (1,172,413)       (336,432)   (692,422)    (795,169)
                          --------------  --------------  ----------  -----------
CASH FLOWS FROM
 FINANCING ACTIVITIES--
 Principal payments of
 long-term debt.........        (144,051)     (1,635,558)   (116,844)         --
                          --------------  --------------  ----------  -----------
NET INCREASE (DECREASE)
 IN CASH AND CASH
 EQUIVALENTS............         (71,092)        (77,704)    496,042      315,775
CASH AND CASH
 EQUIVALENTS, BEGINNING
 OF PERIOD..............         536,150         465,058     465,058      387,354
                          --------------  --------------  ----------  -----------
CASH AND CASH
 EQUIVALENTS, END OF
 PERIOD.................  $      465,058  $      387,354  $  961,100  $   703,129
                          --------------  --------------  ----------  -----------
SUPPLEMENTAL DISCLOSURE:
 Cash payments for:
  Interest..............  $      154,326  $      112,938  $  106,068  $       --
                          --------------  --------------  ----------  -----------
  Income taxes..........  $      413,255  $      485,000  $  400,000  $   400,000
                          --------------  --------------  ----------  -----------
 Noncash Investing
  activities:
  Unrealized loss on
   investments..........  $       46,877  $       10,384  $   12,576  $       --
                          ==============  ==============  ==========  ===========

                       See notes to financial statements.

                            SECURITY ARCHIVES, INC.

       NOTES TO FINANCIAL STATEMENTS, YEARS ENDED JUNE 30, 1995 AND 1994

(INFORMATION AS OF MARCH 31, 1996 AND FOR THE NINE MONTHS ENDED MARCH 31, 1995
                            AND 1996 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  General--Security Archives, Inc. (the "Company"), a Texas corporation, is engaged in the storage, delivery, retrieval and destruction of documents for companies in the north Texas area.

  Interim Consolidated Financial Statements--The consolidated balance sheets as of March 31, 1996 and the consolidated statements of operations for the three months ended March 31, 1995 and 1996 are unaudited and, in the opinion of management of the Company, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results for those interim periods. The results of operations for the three months ended March 31, 1995 and 1996 are not necessarily indicative of the results to be expected for the full year.

  Investments--The Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), effective June 30, 1994. Under SFAS 115, investments are classified as held-to-maturity, available-for-sale, or trading, depending on the Company's ability and intent with respect to the use of individual securities. The Company's investments at June 30, 1995 and 1994, are classified as available-for-sale and are carried at fair value.

  Property, Plant and Equipment--Property, plant and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, ranging from 3 to 18 years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized. Deductions are made for retirements resulting from the renewals or betterments.

  Income Taxes--Effective July 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), which changed the method of accounting for income taxes from the deferred method to the liability method. Under the liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

  Cash Equivalents--The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

2. INVESTMENTS

  The Company adopted SFAS 115 effective June 30, 1994. Investments at June 30, 1995 and 1994, consisting of shares of the Phoenix Tax-Exempt Bond Portfolio, are classified as available-for-sale and have a cost of $357,438 and $1,063,968 and a fair value, as determined by quoted market prices, of $341,264 and $989,795, at June 30, 1995 and 1994, respectively. The net unrealized losses included in stockholders' equity at June 30, 1995 and 1994, was $10,384 and $46,877, net of income taxes of $5,790 and $27,296, respectively.

  In fiscal year 1995, the Company sold shares with a cost of $764,781 for $739,968, resulting in a realized loss of $24,813. The losses were calculated using the average cost method.

                            SECURITY ARCHIVES, INC.

3. LONG-TERM DEBT

  Long-term debt at June 30, 1994, consisted of a 9% note payable to the former majority stockholder for the purchase of 56 shares of common stock in the amount of $1,635,558, of which $157,564 represented amounts due in 1995. During June 1995, the Company paid off the note in full.

4. INCOME TAXES

  Effective July 1, 1993, the Company adopted SFAS 109. The cumulative effect of this accounting change has been credited to 1994 income as a separate item.

  The provision for income taxes consists of the following:

                                                                1995      1994
                                                              --------  --------
     Current federal......................................... $641,704  $471,383
     Current state...........................................   78,706    58,260
     Deferred................................................  (17,762)   86,848
                                                              --------  --------
       Total................................................. $702,648  $616,491
                                                              ========  ========

  Deferred income taxes at June 30, 1995 and 1994, principally related to the use of accelerated depreciation methods for tax purposes on property, plant and equipment and prepaid insurance.

  The Company's effective income tax rate differs from the federal statutory rate primarily from state income taxes (net of federal tax benefit).

5. COMMITMENTS

  During 1989, the Company entered into a stock repurchase agreement with a stockholder. Under the terms of the agreement, the Company will purchase the stockholder's shares upon the stockholder's death at the greater of the book value of the shares or the amount of the life insurance proceeds received by the Company from a policy on the stockholder's life. Payment of the purchase price would be made in quarterly payments over four years, bearing interest at 8% per annum. At June 30, 1995, the stockholder held 12 shares of stock at a book value of $118,962 per share. The Company owns a $500,000 face value life insurance policy on the stockholder.

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Records Management Services, Inc. and Subsidiaries:

  We have audited the accompanying consolidated balance sheet of Records Management Services, Inc. and subsidiaries (the "Company") as of September 30, 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Records Management Services, Inc. and subsidiaries as of September 30, 1996, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

  As described in Note 1, the Company changed its method of accounting for customer acquisition costs effective October 1, 1995.

DELOITTE & TOUCHE LLP

Chicago, Illinois
November 22, 1996
(January 10, 1997 as to Note 11)

               RECORDS MANAGEMENT SERVICES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                     SEPTEMBER 30,  MARCH 31,
                                                         1996         1997
                                                     ------------- -----------
                                                                   (UNAUDITED)
                       ASSETS
CURRENT ASSETS:
  Cash..............................................  $   453,842  $    91,741
  Accounts receivable (net of allowance for doubtful
   accounts of $51,433
   and $28,670).....................................    2,117,947    2,751,542
  Carton inventory..................................      120,940       41,220
  Deposits..........................................      179,909      135,654
  Deferred income tax benefit (Note 9)..............       20,500       20,500
  Other current assets..............................       45,077      170,128
                                                      -----------  -----------
    Total current assets............................    2,938,215    3,210,785
PROPERTY AND EQUIPMENT--Net.........................    6,075,578    6,185,181
OTHER ASSETS:
  Investment in partnership (Note 3)................      148,738          --
  Deferred customer acquisition costs (Note 1)......      444,905      433,632
  Deferred income tax benefit (net of valuation
   allowance of $76,600)
   (Note 9).........................................      359,300      359,300
  Goodwill..........................................      199,295      185,681
                                                      -----------  -----------
    Total other assets..............................    1,152,238      978,613
                                                      -----------  -----------
TOTAL...............................................  $10,166,031  $10,374,579
                                                      ===========  ===========
        LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable..................................  $ 1,264,004  $ 1,177,661
  Accrued liabilities...............................    1,319,690    2,206,407
  Notes payable to shareholders (Note 6)............      225,000      250,000
  Current portion of notes payable (Note 6).........       48,395      140,491
  Current portion of capital lease obligations (Note
   7)...............................................      288,579    1,000,902
                                                      -----------  -----------
    Total current liabilities.......................    3,145,668    4,775,461
BANK REVOLVING CREDIT AND TERM LOANS (Note 6).......    3,000,001    3,306,683
NOTES PAYABLE (Note 6)..............................      136,399          --
CAPITAL LEASE OBLIGATIONS (Note 7)..................      632,913          --
SHAREHOLDERS' EQUITY:
  Common stock and additional paid-in capital, no
   par; 1,000,000 shares authorized; 384,493 shares
   outstanding (Note 10)............................      151,738      235,620
  Loan to shareholder for purchase of common stock..      (71,899)     (71,899)
  Retained earnings.................................    3,171,211    2,128,714
                                                      -----------  -----------
    Total shareholders' equity......................    3,251,050    2,292,435
                                                      -----------  -----------
TOTAL...............................................  $10,166,031  $10,374,579
                                                      ===========  ===========

                See notes to consolidated financial statements.

               RECORDS MANAGEMENT SERVICES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                          SIX MONTHS ENDED
                                          YEAR ENDED          MARCH 31
                                         SEPTEMBER 30, -----------------------
                                             1996         1996        1997
                                         ------------- ----------  -----------
                                                            (UNAUDITED)
REVENUE:
  Storage...............................  $10,533,695  $5,062,839  $ 5,668,388
  Service...............................    6,515,598   3,113,313    3,799,227
                                          -----------  ----------  -----------
                                           17,049,293   8,176,152    9,467,615
OPERATING EXPENSES:
  Cost of storage and service, excluding
   depreciation and amortization........   10,885,766   4,827,790    6,080,516
  Selling, general and administrative...    5,176,789   2,477,528    2,763,525
  Special compensation charge...........          --          --     1,026,643
  Depreciation and amortization.........      820,274     485,868      435,728
                                          -----------  ----------  -----------
                                           16,882,829   7,791,186   10,306,412
                                          -----------  ----------  -----------
    Operating income (loss).............      166,464     384,966     (838,797)
OTHER INCOME (EXPENSE):
  Interest income.......................        4,113       4,020        4,105
  Interest expense......................     (374,594)   (152,350)    (207,805)
  Loss on disposal of division..........     (225,000)        --           --
  Equity in income of partnership.......        4,834         --           --
                                          -----------  ----------  -----------
                                             (590,647)   (148,330)    (203,700)
                                          -----------  ----------  -----------
INCOME (LOSS) BEFORE INCOME TAXES.......     (424,183)    236,636   (1,042,497)
PROVISION (CREDIT) FOR INCOME TAXES
 (Note 9)...............................     (125,400)     85,913          --
                                          -----------  ----------  -----------
NET INCOME (LOSS).......................  $  (298,783) $  150,723  $(1,042,497)
                                          ===========  ==========  ===========

                See notes to consolidated financial statements.

               RECORDS MANAGEMENT SERVICES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                 COMMON
                               STOCK AND
                               ADDITIONAL    LOAN
                                PAID-IN       TO       RETAINED
                                CAPITAL   SHAREHOLDER  EARNINGS       TOTAL
                               ---------- ----------- -----------  -----------
BALANCE, OCTOBER 1, 1995......  $ 61,864   $    --    $ 3,469,994  $ 3,531,858
  Issuance of common stock
   upon exercise of options...    89,874    (71,899)          --        17,975
  Net loss....................       --         --       (298,783)    (298,783)
                                --------   --------   -----------  -----------
BALANCE, SEPTEMBER 30, 1996...   151,738    (71,899)    3,171,211    3,251,050
  Exercise of stock options
   (unaudited)................    83,882        --            --        83,882
  Net loss (unaudited)........       --         --     (1,042,497)  (1,042,497)
                                --------   --------   -----------  -----------
BALANCE, MARCH 31, 1997
 (unaudited)..................  $235,620   $(71,899)  $ 2,128,714  $ 2,292,435
                                ========   ========   ===========  ===========

                See notes to consolidated financial statements.

               RECORDS MANAGEMENT SERVICES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                         SIX MONTHS ENDED
                                         YEAR ENDED          MARCH 31
                                        SEPTEMBER 30, ------------------------
                                            1996         1996         1997
                                        ------------- -----------  -----------
                                                            (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)....................  $  (298,783) $   150,723  $(1,042,497)
  Adjustments to reconcile net income
   (loss) to net cash flows from
   operating activities:
   Deferred income tax provision.......     (167,400)         --           --
   Depreciation and amortization.......      820,274      376,019      468,439
   Equity in income of partnership.....       (4,834)         --           --
   Provision for loss on disposal of
    division...........................      225,000          --           --
   Special compensation charge.........          --           --       600,000
   Changes in:
    Accounts receivable................        1,187     (116,993)    (633,595)
    Carton inventory...................        3,081     (100,280)      79,720
    Deposits and other current assets..       18,173     (184,047)     (80,796)
    Accounts payable...................      192,400      318,682      (86,343)
    Accrued liabilities................      357,868      161,247      286,717
                                         -----------  -----------  -----------
     Net cash flows from operating
      activities.......................    1,146,966      605,351     (408,355)
                                         -----------  -----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment...   (1,262,224)  (1,074,819)    (407,284)
  Customer acquisition costs...........     (522,950)    (383,779)     (47,245)
  Proceeds from sale of investment in
   partnership.........................          --           --       148,738
  Repayment of loans to unconsolidated
   partnership.........................       91,500          --           --
                                         -----------  -----------  -----------
     Net cash flows from investing
      activities.......................   (1,693,674)  (1,458,598)    (305,791)
                                         -----------  -----------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net borrowings (repayments) under
   term loan and revolving line of
   credit..............................      925,001      916,667      306,682
  Proceeds from notes payable to
   shareholders........................      225,000          --        25,000
  Proceeds from exercise of stock
   options.............................       17,975          --        83,882
  Payments under capital leases........     (217,007)     (25,763)     (63,519)
                                         -----------  -----------  -----------
     Net cash flows from financing
      activities.......................      950,969      890,904      352,045
                                         -----------  -----------  -----------
NET CHANGE IN CASH.....................      404,261       37,657     (362,101)
CASH--Beginning of year................       49,581       49,581      453,842
                                         -----------  -----------  -----------
CASH--End of year......................  $   453,842  $    87,238  $    91,741
                                         ===========  ===========  ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
 INFORMATION:
  Cash paid for:
   Interest............................  $   334,089  $   151,754  $   210,315
   Income taxes........................       47,628       38,921       81,315
SUPPLEMENTAL DISCLOSURES OF NONCASH
 INVESTING AND FINANCING ACTIVITIES--
 Year ended September 30, 1996:
  The Company incurred equipment
   capital lease obligations of
   $630,668.
  The purchase price of a 1995
   acquisition was adjusted, reducing
   notes payable and goodwill by
   $30,206.
  The Company purchased all the
   tangible assets of McClatchy
   Business Archives for cash of
   $150,000 and notes payable of
   $150,000.
  The Company issued common stock
   valued at $89,874 for cash of
   $17,975 and a note receivable of
   $71,899.

                See notes to consolidated financial statements.

              RECORDS MANAGEMENT SERVICES, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         YEAR ENDED SEPTEMBER 30, 1996

    (INFORMATION FOR THE SIX-MONTH PERIODS ENDED MARCH 31, 1997 AND 1996 IS
                                  UNAUDITED.)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  NATURE OF OPERATIONS--Records Management Services, Inc. (Illinois) (the "Company") is a provider of business records management services including storage, consulting, micro-imaging and contract management services.

  PRINCIPLES OF CONSOLIDATION--The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts, transactions and profits have been eliminated.

  The Company's 50% interest in an unconsolidated partnership is accounted for by the equity method.

  INTERIM FINANCIAL STATEMENTS--The consolidated balance sheet as of December 31, 1996 and the consolidated statements of operations and cash flows for the three months ended December 31, 1996 and 1995 are unaudited and, in the opinion of management of the Company, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results for those interim periods. The results of operations for the three months ended December 31, 1996 and 1995 are not necessarily indicative of the results to be expected for the full year.

  USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  PROPERTY AND EQUIPMENT--Depreciation is computed using accelerated and straight-line methods over the following estimated useful lives: buildings and improvements, 31.5 years; equipment, 3-12 years.

  GOODWILL--Goodwill represents the excess of purchase price of certain subsidiaries over the fair value of net assets acquired and is amortized on a straight-line basis over ten years. Accumulated amortization was $141,608 at September 30, 1996.

  CHANGE IN ACCOUNTING PRINCIPLE--Effective October 1, 1995, the Company began capitalizing customer acquisition costs. Costs, net of revenues received for the initial transfer of the records, related to the acquisition of large volume accounts (accounts consisting of 5,000 or more cartons) are capitalized and amortized over the life of the related contract (currently ranging from three to five years). Management believes such treatment to be preferable because it conforms with prevalent industry practice. As of September 30, 1996, acquisition costs of $522,950 have been capitalized, including $105,600 capitalized in the three months ended December 31, 1995; accumulated amortization totaled $78,045 at September 30, 1996.

2. ACQUISITION

  Effective November 30, 1995, the Company acquired all of the records storage business of McClatchy Business Archives ("McClatchy") of Houston, Texas, for $300,000 in a transaction accounted for as a purchase. The purchase price included $150,000 in cash and a $150,000 note payable to the seller (see Note
6).

              RECORDS MANAGEMENT SERVICES, INC. AND SUBSIDIARIES

                         YEAR ENDED SEPTEMBER 30, 1996

    (INFORMATION FOR THE SIX-MONTH PERIODS ENDED MARCH 31, 1997 AND 1996 IS
                                  UNAUDITED.)

3. UNCONSOLIDATED PARTNERSHIP

  The Company owns a 50% partnership interest in Certified Document Destruction of Illinois ("CDDI"). CDDI provided document destruction services to the Company and others until it sold its business to Crown Recycling & Waste Services, Inc. ("Crown") effective September 30, 1996 for approximately $500,000. The Company's 50% share of the gain recognized on the sale was $53,581 and its 50% share of CDDI's operating loss for fiscal year 1996 was $48,747. In connection with the sale agreement, the Company agreed to provide at least 15 million pounds of material for destruction or disposal by Crown during the five-year period ending September 30, 2001 for a total cost, based on current market prices, of approximately $600,000.

4. DISPOSAL OF GEORGIA DIVISION

  The Company closed the Georgia division effective September 30, 1996. Existing assets will be transferred to other divisions. Property rental agreements were terminated and approximately $225,000 was accrued at September 30, 1996 for these and other costs.

5. BALANCE SHEET INFORMATION

  Property and equipment as of December 31, 1996 comprises the following:

   Land............................................................ $   164,804
   Buildings and improvements......................................   2,645,666
   Equipment.......................................................   9,415,568
                                                                    -----------
                                                                     12,226,038
   Accumulated depreciation........................................  (6,150,460)
                                                                    -----------
   Property and equipment--net..................................... $ 6,075,578
                                                                    ===========

Accrued liabilities as of September 30, 1996 comprise the following:

   Payroll......................................................... $   246,327
   Real estate taxes...............................................     272,791
   401(k) plan contributions.......................................     335,094
   Disposal of Georgia division....................................     225,000
   Other...........................................................     240,478
                                                                    -----------
   Total........................................................... $ 1,319,690
                                                                    ===========

6. DEBT

  Effective December 1, 1995, the Company entered into a $2,000,000 secured term loan (the "Term Loan") agreement and a $1,200,000 secured revolving line of credit agreement (the "Line") with a bank. The Term Loan and the Line (collectively, the "Loans") bear interest due monthly at the prime rate plus 1%. The Term Loan also requires monthly principal payments of $11,111. All unpaid principal is due February 1, 1997. At September 30, 1996, total outstanding borrowings were $3,000,001.

  The Term Loan is secured by first mortgages on certain real estate owned by the Company. The Line is secured by a first priority lien on all of the Company's assets. The Loans are cross-collateralized and cross-defaulted.

              RECORDS MANAGEMENT SERVICES, INC. AND SUBSIDIARIES

                         YEAR ENDED SEPTEMBER 30, 1996

    (INFORMATION FOR THE SIX-MONTH PERIODS ENDED MARCH 31, 1997 AND 1996 IS
                                  UNAUDITED.)

  See Note 11 regarding refinancing of the Loans.

  The $150,000 note payable issued in connection with the purchase of McClatchy bears interest at 9% per annum and is payable in eight annual installments of principal and interest of $27,101 (see Note 2). The $34,794 balance of a note payable issued in connection with a fiscal year 1995 acquisition is payable upon demand. Annual maturities of notes payable amount to $48,395 for the year ending September 30, 1997 and range from $15,000 to $19,200 for the succeeding four years.

  In 1996, certain shareholders agreed to loan $300,000 to the Company, of which $225,000 was advanced prior to September 30, 1996. The notes bear interest at 11% per annum and are due on September 30, 1997.

7. LEASING ARRANGEMENTS

  The Company has operating lease agreements for warehouse space expiring at various dates through 2004. Leases covering a portion of the total leased space are with entities controlled by directors and shareholders of the Company. The leases contain renewal options for additional periods and generally provide for rent adjustments based on changes in the Consumer Price Index and actual real estate taxes and interest.

  The Company has guaranteed payment of all principal and interest due on a loan payable by Morris West Limited Partnership ("Morris West"), which is owned by certain directors and shareholders of the Company, to LaSalle National Bank in the amount of $640,000. Morris West is one of the related entities from which the Company leases warehouse space.

  The estimated future minimum rental payments required under the operating leases as of September 30, 1996 are as follows:

                                                 RELATED   UNRELATED
   FISCAL YEAR                                   ENTITIES   ENTITIES    TOTAL
   -----------                                  ---------- ---------- ----------
   1997........................................ $  504,833 $  913,224 $1,418,057
   1998........................................    314,833    866,368  1,181,201
   1999........................................    241,558    736,601    978,159
   2000........................................     69,833    656,319    726,152
   2001........................................     69,833    656,319    726,152
   Thereafter..................................    151,305  1,460,228  1,611,533
                                                ---------- ---------- ----------
       Total................................... $1,352,195 $5,289,059 $6,641,254
                                                ========== ========== ==========

  During fiscal year 1996, the Company recorded rent expense totaling $1,638,953, including $732,900 of rent to related entities.

              RECORDS MANAGEMENT SERVICES, INC. AND SUBSIDIARIES

                         YEAR ENDED SEPTEMBER 30, 1996

    (INFORMATION FOR THE SIX-MONTH PERIODS ENDED MARCH 31, 1997 AND 1996 IS
                                  UNAUDITED.)

  The Company has entered into capitalized long-term leasing agreements for shelving and various other equipment with an aggregate cost of $1,181,902 and accumulated amortization of $137,297 at September 30, 1996. The future minimum lease payments under the capitalized leases as of September 30, 1996 are as follows:

   FISCAL YEAR
   -----------
   1997.............................................................. $ 389,591
   1998..............................................................   373,042
   1999..............................................................   268,283
   2000..............................................................    54,730
   2001..............................................................    29,983
                                                                      ---------
                                                                      1,115,629
   Less amount representing interest.................................   194,137
                                                                      ---------
   Present value of future minimum lease payments....................   921,492
   Less principal due in one year....................................   288,579
                                                                      ---------
       Total......................................................... $ 632,913
                                                                      =========

8. EMPLOYEE BENEFIT PLAN

  Eligible employees participate in the Records Management Services, Inc. 401(k) Profit Sharing Plan. Company contributions, consisting of a discretionary profit-sharing contribution and a partial matching of employee contributions, totaled approximately $161,000 for the year ended September 30, 1996.

9. INCOME TAXES

  The components of the income tax benefit for the year ended September 30, 1996 are as follows:

   Current......................................................... $  42,000
   Deferred........................................................  (186,700)
                                                                    ---------
                                                                     (144,700)
   Change in valuation allowance...................................    19,300
                                                                    ---------
       Total....................................................... $(125,400)
                                                                    =========

  A reconciliation of the U.S. federal statutory rate of 35% to the effective rate of tax benefit for the year ended September 30, 1996 is as follows:

   Statutory rate..................................................      35.0%
   Nondeductible expenses..........................................      (2.8)
   Adjustment of valuation allowance...............................      (4.5)
   Other, net......................................................       1.9
                                                                    ---------
   Effective rate..................................................      29.6%
                                                                    =========


              RECORDS MANAGEMENT SERVICES, INC. AND SUBSIDIARIES

                         YEAR ENDED SEPTEMBER 30, 1996

    (INFORMATION FOR THE SIX-MONTH PERIODS ENDED MARCH 31, 1997 AND 1996 IS
                                  UNAUDITED.)

  The components of deferred tax assets as of September 30, 1996 are as follows:

   Current:
     Allowance for doubtful accounts................................. $ 20,500
                                                                      ========
   Long-term:
     AMT credit carry-forwards....................................... $100,500
     Net operating loss carry-forwards...............................  522,100
     Accrued expenses................................................  222,800
     Accumulated depreciation........................................ (372,600)
     Other...........................................................  (36,900)
     Valuation allowance.............................................  (76,600)
                                                                      --------
       Total......................................................... $359,300
                                                                      ========

  The valuation allowance relates to state operating loss carry-forwards of subsidiaries that have not achieved profitable operations.

10. STOCK OPTIONS

  In March 1996, the president of the Company exercised an option to purchase 4,993 shares of the Company's common stock at $18.00 per share in exchange for cash of $17,975 (20%) and a note payable in the amount of $71,899 (80%). The note bears interest at 6% per annum and requires monthly payments of principal and interest of $607 from October 1996 until September 2002 when the remaining principal ($51,143) is due.

  The president of the Company holds two other options, each to purchase 4,993 shares at $12.00 per share. One option expires July 31, 1997, while the other expires September 30, 1998.

11. SUBSEQUENT EVENTS

  On January 10, 1997, the Company entered into a $2,500,000 secured term loan agreement and a $1,500,000 secured revolving line of credit agreement bearing interest at the prime rate. Proceeds were used to repay the existing Term Loan and Line. The Term Loan requires monthly principal payments of $33,334. All unpaid principal of both loans is due June 30, 1998. The Term Loan is secured by certain equipment of the Company. The Line is secured by the Company's accounts receivable. The loans are cross-collateralized and cross-defaulted.

  In December 1996, the Company issued another option to the president of the Company to purchase 4,993 shares at $12.00 per share. This option expires November 30, 1999.

12. SALE AGREEMENT (UNAUDITED)

  In 1997 the Company signed a definitive sale agreement with Pierce Leahy Corp. In connection with this agreement, in March 1997 the Company's board of directors granted certain employees stock appreciation rights relating to prior services provided. The statement of operations for the six months ended March 31, 1997 reflects a charge of approximately $600,000 relating to such grants. In addition, a shareholder of the Company agreed to provide additional severance payments to certain employees for prior services which totaled approximately $427,000. The statement of operations also reflects this special compensation charge.

[Inside Back Cover Artwork]

              [Three four-color photographs]

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 NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFOR-
MATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER CONTAINED HEREIN OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AU-THORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTI-TUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OF-FER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES
IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE IN-FORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                  -----------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................  12
The Company..............................................................  17
Concurrent Offering......................................................  17
Use of Proceeds..........................................................  18
Capitalization...........................................................  19
Pro Forma Financial Data.................................................  20
Selected Historical and Pro Forma Consolidated Statements of Operations,
 Other Data and Balance Sheets...........................................  26
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  30
Business.................................................................  40
Management...............................................................  51
Certain Transactions.....................................................  59
Principal Shareholders...................................................  60
Description of Certain Indebtedness......................................  61
Description of the Notes.................................................  62
Description of Capital Stock.............................................  87
Underwriting.............................................................  89
Legal Matters............................................................  90
Experts..................................................................  90
Available Information....................................................  90
Index to Consolidated Financial Statements............................... F-1

 UNTIL JULY 25, 1997 (25 DAYS AFTER THE COMMENCEMENT OF THE NOTES OFFERING), ALL DEALERS EFFECTING TRANSACTIONS IN THE NOTES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

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                                 $120,000,000

                              PIERCE LEAHY CORP.

                          9 1/8% SENIOR SUBORDINATED
                                NOTES DUE 2007

                     [LOGO OF PIERCE LEAHY APPEARS HERE]

                                    -------

                                  PROSPECTUS

                                 JUNE 30, 1997

                                    -------

                               SMITH BARNEY INC.

                       CIBC WOOD GUNDY SECURITIES CORP.

                           PAINEWEBBER INCORPORATED

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